      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1998
                                              REGISTRATION NO. 333-            .
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                 SIMCALA, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                           33398                         34-1780941
State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. employer
incorporation or organization)     Classification Code Number)        identification number)

                             OHIO FERRO ALLOYS ROAD
                            MT. MEIGS, ALABAMA 36057
                                 (334) 215-7560

    (Address, including zip code, and telephone number, including area code, of the Company's principal executive offices)
                             ---------------------
                              C. EDWARD BOARDWINE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 SIMCALA, INC.
                             OHIO FERRO ALLOYS ROAD
                            MT. MEIGS, ALABAMA 36057
                                 (334) 215-7560

            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                                    COPY TO:

                           MICHAEL R. MCALEVEY, ESQ.
                               ALSTON & BIRD LLP
                              ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                          ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7000
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: Upon consummation of the Exchange Offer referred to herein.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
                             ---------------------
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1993, please check the following box. [ ]
                             ---------------------
     If this form is a post-effective amendment filed pursuant to Rule 462(a) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------
     If deliver of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                         PROPOSED OFFERING    PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF           AMOUNT TO BE            PRICE              AGGREGATE            AMOUNT OF
    SECURITIES TO BE REGISTERED         REGISTERED          PER NOTE(1)        OFFERING PRICE      REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
9 5/8% Senior Notes due 2006,
  Series B.........................     $75,000,000            100%              $75,000,000            $22,125
=====================================================================================================================

(1) Estimated solely for purposes of calculating registration fee pursuant to Rule 457(f), based upon the book value (aggregate outstanding principal amount) of such securities.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION" OR THE "SEC"). THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 28, 1998
PROSPECTUS
                                  $75,000,000

                                 SIMCALA, INC.
                                     [LOGO]
                             OFFER TO EXCHANGE ITS
                     9 5/8% SENIOR NOTES DUE 2006, SERIES B
                        WHICH HAVE BEEN REGISTERED UNDER
                           THE SECURITIES ACT OF 1933
                          FOR ANY AND ALL OUTSTANDING
                     9 5/8% SENIOR NOTES DUE 2006, SERIES A

    THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON         ,
        , 1998, UNLESS EXTENDED BY THE COMPANY IN ITS SOLE DISCRETION (THE "EXPIRATION DATE").

    SIMCALA, Inc., a Delaware corporation ("SIMCALA" or the "Company") and a wholly owned subsidiary of SIMCALA Holdings, Inc., a Georgia corporation ("Holdings"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange up to $75,000,000 aggregate principal amount of its 9 5/8% Senior Notes due 2006, Series B (the "Exchange Notes" or the "Series B Notes") for an equal principal amount of its outstanding 9 5/8% Senior Notes due 2006, Series A (the "Series A Notes", and collectively with the Exchange Notes, the "Notes"). The Exchange Notes are substantially identical (including principal amount, interest rate, maturity and redemption rights) to the Series A Notes for which they may be exchanged pursuant to this Exchange Offer, except that (i) the Exchange Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and (ii) holders of Exchange Notes will no longer be entitled to certain rights of registration provided to eligible holders of the Series A Notes under a Registration Rights Agreement by and between SAC Acquisition Corp. ("SAC") and NationsBanc Montgomery Securities LLC (the "Initial Purchaser") and a Registration Rights Agreement Supplement by and between the Company (as successor to SAC) and the Initial Purchaser, each dated as of March 31, 1998 (collectively, the "Registration Rights Agreement"). The Series A Notes have been, and the Exchange Notes will be, issued under an Indenture by and between SAC and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee") and an Indenture Supplement by and between the Company (as successor to SAC) and the Trustee, each dated as of March 31, 1998 (collectively, the "Indenture"). The Company will not receive any proceeds from this Exchange Offer, however, pursuant to the Registration Rights Agreement, the Company will bear certain offering expenses. See "Description of the Notes."

    The Exchange Notes will bear interest at the same rate and on the same terms as the Series A Notes. Consequently, interest on the Exchange Notes will be payable semiannually on April 15 and October 15, commencing October 15, 1998, including interest accrued but unpaid since the Series A Notes were originally issued. The Exchange Notes will mature on April 15, 2006, unless previously redeemed. The Exchange Notes will be redeemable at the option of the Company, in whole or in part, on or after April 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest thereon and Liquidated Damages (as defined herein), if any, to the redemption date. Notwithstanding the foregoing, at any time on or before April 15, 2001, the Company may redeem up to 30% of the original aggregate principal amount of the Notes with the net proceeds of a public offering of common stock of the Company or Holdings (to the extent the net proceeds are contributed to the Company as common equity) at the redemption prices set forth herein, plus accrued and unpaid interest thereon, if any, to the redemption date; provided, that at least 70% of the original aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption. See "Description of the Notes."

    The Notes are general unsecured obligations of the Company and rank senior to all existing and future subordinated indebtedness of the Company and pari passu in right of payment with all existing and future senior indebtedness of the Company, including indebtedness under the New Credit Facility (as defined herein). The obligations of the Company under the New Credit Facility, however, are secured by substantially all of the Company's assets. Such indebtedness effectively ranks senior in right of payment to the Notes to the extent of such assets. As of March 31, 1998, on a pro forma basis after giving effect to the Transactions (as defined herein), including the offering of the Series A Notes (the "Offering"), the Equity Contribution (as defined herein) and the application of the net proceeds therefrom, the Company would have had approximately $81.1 million of indebtedness outstanding (none of which would have been secured). The terms of the Indenture permit the Company and its subsidiaries to incur additional indebtedness (including secured indebtedness), subject to certain limitations. See "Use of Proceeds," "Description of the Notes" and "Description of Other Indebtedness."

    The Series A Notes have not been listed on any securities exchange or automated quotation system. The Series A Notes have been designated eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation through Nasdaq. Although the Initial Purchaser has informed the Company that it currently intends to make a market in the Notes, it is not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes.

     SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS WHO TENDER SERIES A NOTES IN THE EXCHANGE OFFER.

    The Company will accept for exchange any and all Series A Notes validly tendered by eligible holders and not withdrawn prior to 5:00 p.m. Eastern Time
on           , 1998, unless extended by the Company in its sole discretion (the
"Expiration Date"). Tenders of Series A Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is subject to certain customary conditions. The Series A Notes may be tendered only in integral multiples of $1,000. See "The Exchange Offer."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS           , 1998.

                                EXPLANATORY NOTE

     This Registration Statement covers $75,000,000 aggregate principal amount of the Exchange Notes to be offered in exchange for equal principal amounts of the Series A Notes in the Exchange Offer. This Registration Statement is being filed to satisfy certain requirements of the Registration Rights Agreement.

     Based on interpretations by the staff of the Securities and Exchange Commission (the "SEC" or the "Commission") set forth in no-action letters issued to unrelated third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Series A Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is a broker-dealer that holds Notes acquired for its own account as a result of market-making or other trading activities or any holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder is not engaged in, and does not intend to participate, and has no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes. The Company hereby notifies each holder of Series A Notes that any broker-dealer that holds Series A Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes pursuant to the Exchange Offer may be a statutory underwriter, and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. Any broker-dealer that holds Series A Notes acquired for its own account as a result of market-making or other trading activities, acknowledges and agrees as a term of the Exchange Offer, that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received pursuant to the Exchange Offer. However, by so doing, the broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Such broker-dealer will also be deemed to represent and warrant to the Company that it is not participating in, and has no intent to participate in, any distribution of Exchange Notes, and has not entered into any arrangement or understanding with any person to distribute the Exchange Notes.

     In the event that any holder of Series A Notes is prohibited by law or any policy of the Commission from participating in the Exchange Offer, or any holder of Exchange Notes may not resell such Exchange Notes without delivering a prospectus and this Prospectus is inappropriate or unavailable for such resales, or if a holder is a broker-dealer and holds Notes acquired directly from the Company or one of its affiliates, and in each case such holder satisfies certain other requirements, including timely notice to the Company, the Company has agreed, pursuant to the Registration Rights Agreement, to file a shelf registration statement (the "Shelf Registration Statement") in respect of any such Notes pursuant to Rule 415 under the Securities Act. See "Prospectus Summary -- The Exchange Offer," "The Exchange Offer" and "Plan of Distribution."

     Any Series A Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent Series A Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered and unregistered Series A Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Series A Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have fulfilled one of its obligations under the Registration Rights Agreement. Holders of Notes who do not tender their Notes generally will not have any further registration rights under the Registration Rights Agreement or otherwise. See "The Exchange Offer -- Termination of Certain Rights" and "-- Consequences of Failure To Exchange."

     The Company expects that the Exchange Notes will be issued only in the form of a Global Note (as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in its name or in the name of DTC's nominee, Cede & Co. ("Cede"). Beneficial interests in the Global Note representing the Exchange Notes will be shown on, and transfers thereof will be effected through, records maintained by DTC and its participants. After the initial issuance of the Global Note, Exchange Notes in certificated form may be issued in exchange for the Global Note on the terms and conditions set forth in the Indenture. See "Description of the Notes -- Book-Entry; Delivery and Form."

     The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the offering of the Exchange Notes, the Company will become subject to the informational requirements of the Exchange Act. So long as any Notes are outstanding, or the Company is subject to the periodic reporting requirements of the Exchange Act, it is required to furnish the information required to be filed with the Commission to the Trustee and the holders of the Notes. The Company has agreed that, even if it is not required under the Exchange Act to furnish such information to the Commission, it will nonetheless continue to furnish information that would be required to be furnished by the Company pursuant to Sections 13 and 15(d) of the Exchange Act, to the Trustee and the holders of the Notes as if it were subject to such periodic reporting requirements. See "Available Information."

     In addition, the Company has agreed that in the event the Company is no longer subject to Sections 13 or 15(d) under the Exchange Act, and for so long as any of the Notes remain outstanding, it will make available to any prospective purchaser of the Notes or beneficial owner of the Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as either (i) the Company has exchanged the Series A Notes for the Exchange Notes or (ii) the holders thereof have disposed of such Notes pursuant to an effective registration statement filed by the Company.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Exchange Notes, reference is hereby made to the Registration Statement, including the exhibits and schedules filed or incorporated as a part thereof. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit or schedule to the Registration Statement. Each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. In addition, after effectiveness of the Registration Statement, the Company will file periodic reports and other information with the Commission under the Exchange Act, relating to the Company's business, financial statements and other matters. The Registration Statement, including the exhibits and schedules thereto, and the periodic reports and other information filed in connection therewith, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or on the Internet at http://www.sec.gov.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     CERTAIN OF THE MATTERS DISCUSSED IN THIS PROSPECTUS MAY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE SECURITIES ACT AND THE EXCHANGE ACT. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACTS, INCLUDED IN THIS PROSPECTUS THAT ADDRESS ACTIVITIES, EVENTS OR DEVELOPMENTS THAT THE COMPANY EXPECTS OR ANTICIPATES WILL OR MAY OCCUR IN THE FUTURE, INCLUDING SUCH THINGS AS FUTURE CAPITAL EXPENDITURES (INCLUDING THE AMOUNT AND NATURE THEREOF), BUSINESS STRATEGY AND MEASURES TO IMPLEMENT STRATEGY, COMPETITIVE STRENGTHS, GOALS, EXPANSION AND GROWTH OF THE COMPANY'S BUSINESS AND OPERATIONS, REFERENCES TO FUTURE SUCCESS, FUTURE SUPPLY OF AND DEMAND FOR SILICON METAL, THE EFFECTS OF FOREIGN COMPETITION AND OTHER SUCH MATTERS ARE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS MAY INVOLVE UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS AND PERFORMANCE OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS OR PERFORMANCE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. CAUTIONARY STATEMENTS REGARDING THE RISKS ASSOCIATED WITH SUCH FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, THOSE STATEMENTS INCLUDED UNDER "RISK FACTORS" AND ELSEWHERE HEREIN. AMONG OTHERS, FACTORS THAT COULD ADVERSELY AFFECT ACTUAL RESULTS AND PERFORMANCE INCLUDE THE LOSS OF A SIGNIFICANT CUSTOMER, A CHANGE IN CONTROL REQUIRING

A REDEMPTION OF THE NOTES, AN INTERRUPTION IN ELECTRICAL POWER TO THE FACILITY (AS DEFINED HEREIN), AN INABILITY TO OBTAIN KEY RAW MATERIALS AT FAVORABLE PRICES, THE NEED FOR SIGNIFICANT CAPITAL EXPENDITURES TO COMPLY WITH ENVIRONMENTAL REGULATIONS, THE LOSS OF KEY EMPLOYEES, A DECLINE IN THE DEMAND FOR SILICON METAL, A FAILURE OF THE DEMAND FOR SILICON METAL TO INCREASE AS CURRENTLY PROJECTED, THE REVOCATION OR INEFFECTIVENESS OF ANTI-DUMPING DUTIES ON FOREIGN COMPETITORS AND THE FAILURE OF THE COMPANY TO SUCCESSFULLY COMMISSION A FOURTH SMELTING FURNACE.

     ALL WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOREGOING CAUTIONARY STATEMENT.

                        CERTAIN MARKET AND INDUSTRY DATA

     UNLESS OTHERWISE INDICATED HEREIN, INFORMATION REGARDING THE SILICON METAL INDUSTRY IS BASED ON REPORTS PREPARED IN SEPTEMBER AND NOVEMBER 1997 BY CRU INTERNATIONAL INC. ("CRU"), AN INTERNATIONALLY RECOGNIZED RESEARCH FIRM SPECIALIZING IN COLLECTING DATA ABOUT THE SILICON METAL INDUSTRY. THE INFORMATION INCLUDED IN CRU'S STUDIES REFLECTS A NUMBER OF FACTORS AND ASSUMPTIONS, SUCH AS THE EFFECTS OF GOVERNMENTAL REGULATION ON THE SILICON METAL INDUSTRY, THE GROWTH IN THE SUPPLY OF AND DEMAND FOR SILICON METAL, HISTORICAL AND FUTURE SILICON METAL PRICES AND OPERATING AND DEVELOPMENT COSTS OF COMPANIES IN THE SILICON METAL INDUSTRY.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial information, including the financial statements and the notes thereto, included elsewhere in this Prospectus. Unless the context otherwise requires, the terms "SIMCALA" and the "Company" refer to SIMCALA, Inc., the term "the Predecessor" refers to the Company prior to the Acquisition on March 31, 1998 and the term "SiMETCO" refers to a predecessor of the Company prior to the period beginning on February 10, 1995. The Company's fiscal year ends on December 31 of each calendar year. Unless otherwise specified, the pro forma financial information included herein gives effect to the Transactions, including the Offering, the Equity Contribution and the application of the net proceeds therefrom, as if the Transactions had occurred on January 1, 1997 with respect to the income statement information for the fiscal year ended December 31, 1997 and the three months ended March 31, 1998.

                               THE EXCHANGE OFFER

The Exchange Offer.........  The Exchange Offer consists of this Prospectus and the related Letter of Transmittal, and is being made solely to eligible holders of Series A Notes. Upon the terms and subject to the conditions of the Exchange Offer, the Company is offering eligible holders of Series A Notes the opportunity to exchange its Series A Notes that have not been registered under the Securities Act for the Exchange Notes that have been registered under the Securities Act.

Exchange Offer Expiration
  Date.....................  The Exchange Offer expires at 5:00 p.m., Eastern
                               Time on           ,             , 1998 (the
                               "Expiration Date") unless extended by the Company in its sole discretion.

Exchange Notes Offered.....  The Exchange Notes consist of $75,000,000 aggregate principal amount of 9 5/8% Senior Notes due 2006, Series B.

Procedures for Tendering
  Series A Notes...........  Brokers, dealers, commercial banks, trust companies and other nominees who hold Series A Notes through DTC (as defined herein) may effect tenders by book-entry transfer in accordance with DTC's Automated Tender Offer Program ("ATOP"). In order for Series A Notes to be tendered by a means other than by book-entry transfer, a Letter of Transmittal must be completed and signed in accordance with the instructions contained herein. The Letter of Transmittal and any other documents required by the Letter of Transmittal must be delivered to the Exchange Agent by mail, facsimile, hand delivery or overnight carrier, and either such Series A Notes must be delivered to the Exchange Agent or specified procedures for guaranteed delivery must be complied with. See "The Exchange Offer -- Procedures for Tendering." Letters of Transmittal and certificates representing Series A Notes should not be sent to the Company. Such documents should only be sent to the Exchange Agent. See "The Exchange
                               Offer -- Exchange Agent."

Conditions to the Exchange
  Offer....................  The Exchange Offer is subject to certain customary conditions, which may be waived, to the extent permitted by law, by the Company. See "The Exchange Offer-Conditions" and "-- Procedures for Tendering."

Special Procedures for
  Beneficial Owners........  Any beneficial owner whose Series A Notes are held in book-entry form or are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to exchange such Series A Notes for the Exchange Notes should contact such registered holder promptly and instruct such registered holder to tender the Series A Notes for exchange on such beneficial owner's behalf. See "The Exchange Offer -- Procedures for Tendering."

Guaranteed Delivery
  Procedures...............  Holders of Series A Notes who wish to tender their
                               Series A Notes and whose Series A Notes are not immediately available or who cannot deliver their Series A Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Series A Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

Withdrawal Rights..........  Tenders may be withdrawn at any time prior to 5:00
                               P.M., Eastern Time, on the Expiration Date pursuant to the procedures described under "The Exchange Offer -- Withdrawals of Tenders."

Acceptance of Notes and
  Delivery of Exchange
  Notes....................  The Company will accept for exchange any and all
                               Series A Notes that are properly tendered in the Exchange Offer, and not withdrawn, prior to 5:00 P.M., Eastern Time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration Date. See "The Exchange Offer -- Terms of the Exchange Offer."

Federal Income Tax
  Consequences.............  The issuance of the Exchange Notes to holders of the Series A Notes pursuant to the terms set forth in this Prospectus will not constitute an exchange for federal income tax purposes. Consequently, no gain or loss would be recognized by holders of the Series A Notes upon receipt of the Exchange Notes. See "The Exchange
                               Offer -- Certain Federal Income Tax Consequences of the Exchange Offer."

Effect on Holders of the
  Notes....................  As a result of the making of this Exchange Offer, the Company will have fulfilled certain of its obligations under the Registration Rights Agreement, and holders of Series A Notes who do not tender their Series A Notes will generally not have any further registration rights under the Registration Rights Agreement or otherwise. Such holders will continue to hold the untendered Series A Notes and will be entitled to all the rights and subject to all the limitations, including, without limitation, transfer restrictions, applicable thereto under the Indenture, except to the extent such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer. Accordingly, if any Series A Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the untendered Series A Notes could be adversely affected.

Exchange Agent.............  IBJ Schroder Bank & Trust Company is serving as exchange agent (the "Exchange Agent") with respect to the Series A Notes.

                                   THE NOTES

Maturity Date..............  April 15, 2006.

Interest Payment Dates.....  April 15 and October 15, commencing October 15,
                               1998.

Optional Redemption........  On or after April 15, 2002, the Company may redeem the Notes, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest thereon and Liquidated Damages, if any, to the date of redemption. Notwithstanding the foregoing, at any time on or before April 15, 2001, the Company may redeem up to 30% of the original aggregate principal amount of the Notes with the net proceeds of a public offering of common stock of the Company or Holdings (to the extent the net proceeds therefrom are contributed to the Company as common equity) at the redemption prices set forth herein, plus accrued and unpaid interest thereon, if any, to the redemption date; provided, that at least 70% of the original aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or its subsidiaries); and, provided, further, that such redemption shall occur within 60 days of the date of the closing of such public offering. See "Description of the Notes -- Optional Redemption."

Mandatory Redemption.......  None.

Ranking....................  The Notes are general unsecured obligations of the
                               Company and rank senior to all existing and future subordinated indebtedness of the Company and pari passu in right of payment with all existing and future senior indebtedness of the Company, including indebtedness under the New Credit Facility. The obligations of the Company under the New Credit Facility, however, are secured by substantially all of the Company's assets and the real and personal property used in the Company's operations which is, as a result of the IRB Financing, owned by the Industrial Development Board of the City of Montgomery (the "Montgomery IDB") and leased to the Company. Such indebtedness effectively ranks senior in right of payment to the Notes to the extent of such assets. As of March 31, 1998, the Company had approximately $81.1 million of indebtedness outstanding (none of which was secured) and approximately $15.0 million of secured indebtedness available to be incurred under the New Credit Facility (as such availability is reduced by an approximately $6.1 million letter of credit issued thereunder). The terms of the Indenture permit the Company and its subsidiaries to incur additional indebtedness (including secured indebtedness), subject to certain limitations. See "Use of Proceeds," "Description of the Notes" and "Description of Other Indebtedness."

Change of Control..........  Upon a Change of Control (as defined herein), the
                               Company will be required to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon and Liquidated Damages, if any, to the date of repurchase. See "Description of the Notes -- Repurchase at the Option of Holders -- Change of Control."

Covenants..................  The Indenture restricts, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness and issue pre-ferred stock, incur liens, pay dividends or make certain other restricted payments, apply net proceeds from certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person, and assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company. See "Description of the Notes -- Certain Covenants."

Use of Proceeds............  The Company will not receive any proceeds from the issuance of the Exchange Notes pursuant to the Exchange Offer. The net proceeds to the Company from the sale of the Series A Notes, together with the Equity Contribution, have been used to fund the Acquisition (as defined herein), to repay certain indebtedness of the Company and to pay transaction fees and expenses and are being used for the Company's general corporate purposes. See "Use of Proceeds."

Shelf Registration
  Statement................  If (i) the Exchange Offer is not permitted by applicable law or (ii) any holder of Transfer Restricted Notes (as defined herein) notifies the Company within 20 business days of the commencement of the Exchange Offer that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer, (B) that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and this Prospectus is not appropriate or available for such resales or
                               (C) that it is a broker-dealer and holds Series A Notes acquired directly from the Company or an affiliate of the Company, the Company will be required to provide the Shelf Registration Statement to cover resales of the Notes by such holders thereof. If the Company fails to satisfy these registration obligations, it will be required to pay Liquidated Damages to the holders of the Notes under certain circumstances. See "The Exchange Offer."

Absence of an Established
  Trading Market for the
  Notes....................  The Series A Notes are new securities that were issued on March 31, 1998 (the "Issue Date" or "Closing Date"). There is currently no established trading market for the Series A Notes or the Exchange Notes. Although the Initial Purchaser has informed the Company that it currently intends to make a market in the Series A Notes and, upon issuance, the Exchange Notes, it is not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes. To the extent Series A Notes are exchanged in this Exchange Offer, the liquidity of the market for the remaining Series A Notes may be reduced. The Series A Notes have been designated eligible for trading in the PORTAL market. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation through Nasdaq. See "Risk Factors -- Absence of an Established Trading Market for the Notes."

                                  THE COMPANY

     The Company is a leading domestic manufacturer of silicon metal which is used in the chemical and aluminum industries. Silicon metal is an essential raw material used by the chemical industry to produce silicones and polysilicon and by the aluminum industry primarily as an alloying agent. The Company produces and sells higher margin chemical grade and specialty aluminum grade silicon metal, both of which contain the highest concentrations of silicon and the lowest levels of impurities when compared to lower grades of silicon metal. In 1997, approximately 55% and 45% of the silicon metal consumed in the United States was consumed by the chemical industry and the aluminum industry, respectively. Silicones are the basic ingredient used in numerous consumer products, including lubricants, cosmetics, shampoos, gaskets, building sealants, automotive hoses, water repellent fluids and high temperature paints and varnishes. Polysilicon is an essential raw material used in the manufacture of silicon wafers for semi-conductor chips and solar cells. Aluminum containing silicon metal as an alloy can be found in a variety of automobile components, including engine pistons, housing and cast aluminum wheels. Management believes that there are no commercially feasible substitutes for silicon metal in either the chemical or aluminum industries. In addition to silicon metal, the Company produces microsilica, a co-product of the silicon metal smelting process. Microsilica is a strengthening and filler agent which has applications in the refractory, concrete, fibercement, oil exploration and minerals industries.

     The Company is one of the three largest manufacturers, in terms of volume, of silicon metal in the United States, and its production facility, located in Mt. Meigs, Alabama (the "Facility") is the nation's second largest in terms of capacity. The Facility is the newest greenfield silicon metal manufacturing facility in the United States and is strategically located near abundant supplies of high quality raw materials necessary for the production of high grade silicon metal. SIMCALA intends to use a portion of the net proceeds of the Offering to expand the Facility by constructing a fourth smelting furnace and the Company believes that after this expansion, the Facility will be the second largest silicon metal production facility in the world. The Company believes that the increased capacity resulting from the construction of a fourth furnace will enable it to benefit from levels of demand for silicon metal in the Western Industrialized Nations (as defined herein) which CRU estimates will exceed currently known sources of supply through 2005. Upon completion of the fourth furnace, the Company's production capacity will increase by approximately 12,000 metric tons to approximately 48,000 metric tons per year.

     The Company is one of the most cost efficient silicon metal manufacturers in the world, as measured by operating cost per metric ton of silicon metal sold. The Company estimates that it held a market share of approximately 13% of the total United States chemical market and approximately 13% of the total United States aluminum market in 1997, based on metric tons of silicon metal sold. In 1997, the Company had net sales and EBITDA of $62.2 million and $13.8 million, respectively. For the three months ended March 31, 1998, the Company had net sales and EBITDA of $14.8 million and $0.1 million, respectively.

                         RECENT HISTORY AND TURNAROUND

     SIMCALA was incorporated in 1994 and acquired the Facility from SiMETCO, Inc. ("SiMETCO") on February 10, 1995. Under SiMETCO's management, the Facility was underutilized and inefficient and consistently incurred operating losses as a result of poor management and a focus on the lower margin, less stable secondary aluminum business. Immediately after the acquisition of the Facility, the Company hired C. Edward Boardwine, its current Chief Executive Officer. Mr. Boardwine installed a new senior management team which implemented a major turnaround program aimed at increasing the operating efficiency of the Facility and focusing on the production and effective marketing of higher margin chemical grade and specialty aluminum grade silicon metal. The Company's turnaround program included the following:

     - Increased Production. The Company increased production by improving the efficiency and yield of two furnaces that were operating when the acquisition of the Facility occurred and by recommissioning a third furnace that was not operational at the time of the Facility's acquisition. From 1994 to 1997, the Facility's annual production volume increased approximately 55%, from approximately 24,000 metric tons to approximately 37,100 metric tons.

     - Customer Relationships. The Company established relationships with the major consumers of higher margin chemical grade and specialty aluminum grade silicon metal. As part of this effort, the Company sought and obtained key customer certifications, requiring it to demonstrate the ability to consistently meet customers' proprietary quality and sizing requirements. The Company is currently a certified supplier of chemical grade silicon metal to G.E. Silicones ("G.E. Silicones"), a division of General Electric Company, and Dow Corning Corporation ("Dow Corning"), the two largest consumers of chemical grade silicon metal in the United States, and a certified supplier of specialty aluminum grade silicon metal to Alcan Ingot & Recycling ("Alcan") and Alumax Mill Products Inc. ("Alumax"). Production of chemical grade, primary aluminum grade and secondary aluminum grade silicon metal at the Facility changed from 29.6%, 15.1% and 55.3%, respectively, of total net sales in 1994 to 55%, 28.2% and 16.8%, respectively, of total net sales in 1997. This change in product mix has significantly increased the Company's profitability.

     - Facility Modernization. In 1996, the Company completed a $12.0 million facility modernization program pursuant to which all the Company's production and air abatement equipment was rebuilt. This program modernized the Facility and resulted in improved operating efficiency and greater consistency in the production of chemical and specialty aluminum grade silicon metal. To further enhance operating reliability, the Company is in the process of upgrading its raw material handling equipment.

     - Supplier Relationships. The Company discontinued relationships with suppliers of lower grade raw materials and established relationships with suppliers of higher quality raw materials in order to secure a reliable, long-term source of the ingredients necessary to produce high quality silicon metal. By using high quality raw materials, the Company has been able to decrease the levels of impurities in the silicon metal it produces, resulting in more efficient production of a consistently high quality product.

     - Workforce Efficiency. The Company improved the efficiency of its workforce by creating performance based incentives and establishing technical training programs. In addition, despite recommissioning a third furnace in the third quarter of 1995, the number of employees at the Facility from 1994 to 1997 remained constant at approximately 170 (consisting of approximately 124 hourly employees and 46 salaried employees). Consequently, the amount of silicon metal produced per hourly employee at the Facility improved from approximately 210 metric tons in 1994 to approximately 299 metric tons in 1997.

     As a result of the foregoing measures, net sales doubled to $62.2 million in 1997 from $31.1 million in 1994. During that period, EBITDA increased to $13.8 million from a loss of $3.0 thousand. In addition, operating cost per metric ton of silicon metal produced at the Facility decreased 9.6%, to $1,279.0 in 1997 from $1,415.0 in 1994.

                           THE SILICON METAL INDUSTRY

     The silicon metal industry consists of two general markets: the chemical industry market and the aluminum industry market. The chemical industry market is subdivided into the silicones market and the polysilicon market, both of which require the highest grade of silicon metal. The aluminum industry market is subdivided into the primary aluminum market (producing aluminum from ore) and the secondary aluminum market (producing aluminum from scrap). The Company defines the primary aluminum market and the higher-end of the secondary aluminum market as the "specialty aluminum" market because the aluminum produced for those markets requires higher quality silicon metal.

     From 1987 to 1997, demand for silicon metal in the United States increased at an average annual rate of approximately 7.7% (on a non-compounded basis). This increase was driven by an average annual rate of growth of approximately 10.1% (on a non-compounded basis) in the United States chemical market. While the aluminum market has also grown during this period, demand for chemical grade silicon metal has increased 73.8% and, in 1997, chemical grade silicon metal represented approximately 55% of the silicon metal consumed in the United States. The major factors contributing to the growth of the chemical market are

(i) the introduction of new silicon based product applications (such as emulsions, release agents and sealants) and (ii) the displacement of petrochemical based products (such as lubrication and hydraulic fluids). The growth in the aluminum market is primarily attributable to the increased use of aluminum in the transportation industry.

     According to CRU, demand for silicon metal in the United States is projected to increase over the next eight years at an average annual rate of approximately 5.3% (on a non-compounded basis). During that period, CRU projects that demand for chemical grade silicon metal in the United States will increase at an average annual rate of approximately 7.6% (on a non-compounded basis).

                             COMPETITIVE STRENGTHS

     The Company believes that it has a strong competitive position attributable to a number of factors, including the following:

     - Preferred Supplier Status with Key Customers. SIMCALA has satisfied rigorous qualification requirements with its primary customers who purchase chemical grade and specialty aluminum grade silicon metal. Satisfying these requirements may take up to two years. As a result, the Company believes that these rigorous qualification requirements constitute a significant barrier to entry into the high grade silicon metal market.

     - Low Cost Producer. As a result of the major turnaround program executed by the current management team, the Company has been recognized by CRU as among the five most cost efficient silicon metal manufacturers in the world, as measured by cost per metric ton of silicon metal produced.

     - Production Facilities. The Facility has recently undergone an extensive facility modernization program which has resulted in improved operational efficiency and greater consistency in the production of chemical and specialty aluminum grade silicon metal. In addition, the Facility was originally designed to support the addition of a fourth smelting furnace, allowing the Company to increase capacity at a relatively low cost and in a relatively short time, without significantly disrupting operations.

     - Experienced, Highly Qualified Management Team. SIMCALA has assembled a highly qualified management team with over 75 years of combined experience in the silicon metal business. In particular, since 1969, C. Edward Boardwine, the Company's Chief Executive Officer, has worked in various capacities in the ferroalloy and silicon metal industries, most recently serving as Vice President--Silicon Metal Division of Elkem ASA, a position he held from 1990 until joining the Company in 1995. The Company believes that its management team has the operational and technical skill to continue to operate the Facility at world class levels of efficiency and to consistently produce high grade silicon metal.

                               BUSINESS STRATEGY

     SIMCALA intends to capitalize on the aforementioned competitive strengths and has developed and is implementing the following business strategy aimed at increasing revenues and EBITDA:

     - Focus on Chemical and Specialty Aluminum Markets. The Company will remain focused on manufacturing high grade silicon metal for use by the chemical and specialty aluminum markets. Management has focused on the chemical market for four principal reasons: (i) as a result of diverse end-use applications of chemical grade silicon metal, demand has historically grown despite economic downturns, and demand and prices have historically been less volatile than the demand for, and the prices of, lower grade silicon metal; (ii) the United States market for chemical grade silicon metal is expected to grow at an average annual rate of approximately 7.6% (on a non-compounded basis) through the year 2005, according to CRU; (iii) sales of chemical grade silicon metal have historically provided higher profit margins than sales of lower grades of silicon metal because chemical grade silicon metal customers have paid higher prices for the required high quality silicon metal, resulting in part from the limited number of manufacturers able to supply silicon metal of such quality; and (iv) the Company's management has the operational and technical expertise necessary to consistently and efficiently produce high quality silicon metal. Similarly, management has focused on the specialty aluminum market because it is less susceptible to competition from low priced secondary grade silicon metal imports, and sales of specialty aluminum grade silicon metal have historically provided higher profit margins and been subject to less price volatility than sales of secondary grade silicon metal. In addition, because the United States International Trade Commission has concluded that there are no commercially feasible substitutes for silicon metal in either the chemical or aluminum industries, management believes that higher silicon metal prices will not result in customers purchasing silicon metal substitutes.

     - Maintain Low Cost Operations. Management intends to maintain the Company's position as one of the five most cost-efficient manufacturers of silicon metal in the world. The Company intends to achieve this objective by continuing to increase the yield from its three existing smelting furnaces and increasing capacity by commissioning a fourth furnace. The Company believes it will effectively be able to spread fixed costs over the resulting increased production volume to further reduce costs per metric ton of silicon metal sold.

     - Expand Capacity to Meet Increasing Demand. CRU projects that demand for silicon metal in the Western Industrialized Nations will exceed currently known sources of supply through 2005. The Company believes that it can take advantage of this increased demand by constructing a fourth smelting furnace. The Facility's infrastructure was originally designed and built to accommodate a fourth furnace. Within approximately two years, the Company believes a fourth furnace will enable it to increase its capacity by 12,000 metric tons of silicon metal and 5,000 metric tons of microsilica per year, making the Facility the second largest silicon metal production facility in the world. The Company intends to use a portion of the net proceeds from the Offering to fund in part the construction of a fourth furnace. Management believes that completion of a fourth furnace and the sale of the resulting silicon metal produced will increase profitability.

                      CGW AND SUMMARY OF THE TRANSACTIONS

     CGW. CGW Southeast Partners III, L.P. ("CGW") is the most recently formed investment fund sponsored by Cravey, Green & Wahlen, Incorporated, the principals of which are Richard L. Cravey and Edwin A. Wahlen, Jr. The general partner of CGW is CGW Southeast III, L.L.C. (the "General Partner") and Messrs. Cravey and Wahlen are the only shareholders and directors of its manager. CGW and other investment funds sponsored by Cravey, Green & Wahlen, Incorporated seek to acquire, usually with participation by operating management, middle market businesses whose profitability can be significantly enhanced through the implementation of operating efficiencies, improved financial management or new growth strategies, including follow-on acquisitions. Investment funds sponsored by Cravey, Green & Wahlen, Incorporated have historically taken an active, hands-on role in the implementation of such efficiencies, management improvements and strategies with respect to their portfolio companies.

     The Transactions. On March 31, 1998, SAC Acquisition Corp., a Georgia corporation ("SAC") and then wholly owned subsidiary of Holdings, acquired all of the outstanding capital stock of the Company (the "Acquisition") from its stockholders (the "Selling Stockholders") for a cash payment of approximately $66.7 million (the "Cash Consideration"). See "The Transactions -- The Acquisition."

     The aggregate purchase price paid by SAC for the Acquisition was financed with the net proceeds of the Offering and the initial capital contribution by CGW and C. Edward Boardwine, Dwight L. Goff and R. Myles Cowan, II (each, a "Senior Manager" and collectively, the "Senior Management") of $22.0 million to Holdings (the "Equity Contribution"), which was then contributed by Holdings to SAC. Immediately following the Acquisition, SAC merged with and into the Company, with the Company being the surviving corporation (the "Merger"). As a result of the Merger, the Company became the obligor of the Notes and a wholly owned direct subsidiary of Holdings. See "The Transactions -- Financing of the Acquisition" and "Use of Proceeds."

     In connection with the Acquisition, the Company (i) repaid approximately $9.2 million of term loan indebtedness (including accrued interest thereon and fees) outstanding under its prior bank credit facility (the "Terminated Credit Facility") with a portion of the net proceeds of the Offering and (ii) replaced the Terminated Credit Facility and a related letter of credit reimbursement agreement (the "Terminated Reimbursement Agreement") with a new credit facility (the "New Credit Facility"). The New Credit Facility consists of a $15.0 million revolving credit facility which provides availability for borrowings and letters of credit. As part of the Company's industrial revenue bond financing (the "IRB Financing"), an approximately $6.1 million letter of credit was issued under the New Credit Facility to replace the letter of credit issued under the Terminated Reimbursement Agreement. The Acquisition, the Merger, the replacement of the Terminated Credit Facility and the Terminated Reimbursement Agreement with the New Credit Facility and the Equity Contribution, the Offering and the application of the net proceeds therefrom are referred to in this Prospectus as the "Transactions." See "The Transactions" and "Description of Other Indebtedness."

     The following table sets forth the approximate amounts of the sources and uses of funds in connection with the Transactions:

                                                              (IN THOUSANDS)
SOURCES OF FUNDS:
Notes sold in the Offering..................................     $75,000
Equity Contribution(1)......................................      22,000
                                                                 -------
          Total Sources.....................................     $97,000
                                                                 =======
USES OF FUNDS:
The Acquisition.............................................     $66,703
Repayment of indebtedness(2)................................       9,159
Transaction fees and expenses(3)............................       6,000
General corporate purposes(4)...............................      15,138
                                                                 -------
          Total Uses........................................     $97,000
                                                                 =======

---------------

(1) Of the total Equity Contribution, CGW contributed $20.0 million and Senior Management collectively contributed $2.0 million.
(2) Consists of (i) term loan indebtedness outstanding under the Terminated Credit Facility the principal amount of which was payable in quarterly installments with the last of such installments payable on March 31, 2002 and which, as of March 31, 1998, accrued interest at a rate of approximately 8% per annum, and (ii) accrued interest thereon and fees.
(3) Includes transaction fees and expenses of SAC and Holdings incurred in connection with the Transactions.
(4) The Company expects that a portion of the net proceeds of the Offering will be used to construct a fourth smelting furnace at the Facility and estimates that construction of the furnace will cost approximately $25.0 million. The Company anticipates that the balance of the construction costs will be funded by cash flow from the Company's operations during the construction period.

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered by holders of both Series A Notes and Exchange Notes.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table presents (i) summary selected historical financial information of the Predecessor as of the dates and for the periods indicated and
(ii) summary pro forma financial information of the Company for the year ended December 31, 1997 and for the three months ended March 31, 1998, adjusted to reflect the effects of the Transactions. The term "the Predecessor" refers to the Company for periods prior to the Acquisition on March 31, 1998. The summary pro forma financial information and the financial position of the Company subsequent to the Acquisition on March 31, 1998 are referred to as the "Company." The historical financial information for the three months ended March 31, 1998 has been derived from the unaudited financial statements of the Predecessor and the historical financial information as of March 31, 1998 has been derived from the unaudited financial statements of the Company, each of which are included elsewhere in this Prospectus. The historical financial information for the year ended December 31, 1997 and as of such date has been derived from the financial statements of the Predecessor which have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this Prospectus. The historical financial information for the year ended December 31, 1996 and as of such date has been derived from the financial statements of the Predecessor which have been audited by Crowe, Chizek and Company LLP, independent auditors, and are included elsewhere in this Prospectus. The historical financial information for the period from February 10, 1995 (date of inception) to December 31, 1995 and as of December 31, 1995 has been derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The summary pro forma financial information is not necessarily indicative of the Company's future results of operations or financial position and does not purport to indicate the Company's results of operations for the year ended December 31, 1997 or for the three months ended March 31, 1998 had the Transactions been completed on January 1, 1997. The summary financial information is qualified in its entirety by, and should be read in conjunction with, "Unaudited Condensed Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Predecessor's Financial Statements and the notes thereto appearing elsewhere herein.

                                                PREDECESSOR                                   COMPANY
                           ------------------------------------------------------   ---------------------------
                               PERIOD FROM
                              FEBRUARY 10,                                                          PRO FORMA
                                  1995                                               PRO FORMA     AS ADJUSTED
                           (DATE OF INCEPTION)      YEAR ENDED       THREE MONTHS   AS ADJUSTED    THREE MONTHS
                                   TO              DECEMBER 31,         ENDED        YEAR ENDED       ENDED
                              DECEMBER 31,       -----------------    MARCH 31,     DECEMBER 31,    MARCH 31,
                                 1995(1)          1996      1997         1998           1997           1998
                           -------------------   -------   -------   ------------   ------------   ------------
                                                                     (UNAUDITED)
                                           (DOLLARS IN THOUSANDS)                     (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales................        $31,523         $52,407   $62,184     $14,854        $62,184        $14,854
Cost of goods sold.......         32,391          42,798    47,972      11,679         50,189         12,233
                                 -------         -------   -------     -------        -------        -------
Gross profit (loss)......           (868)          9,609    14,212       3,175         11,995          2,621
Selling and
  administrative
  expenses...............          1,599           1,923     2,846       3,824          4,452          4,225
                                 -------         -------   -------     -------        -------        -------
Operating income
  (loss).................         (2,467)          7,686    11,366        (649)         7,543         (1,604)
Interest expense.........          1,111           1,511     1,710         314          8,293          2,073
          Other income,
            net..........            359             444       228         282            228            282
                                 -------         -------   -------     -------        -------        -------
Earnings (loss) before
  provision for income
  taxes..................         (3,219)          6,619     9,884        (681)          (522)        (3,395)
Provision for income
  taxes..................             --           1,169     3,513        (100)           369         (1,018)
                                 -------         -------   -------     -------        -------        -------
Net income (loss)........        $(3,219)        $ 5,450   $ 6,371     $  (581)       $  (891)       $(2,377)
                                 =======         =======   =======     =======        =======        =======
OTHER DATA (UNAUDITED):
EBITDA(2)................        $(1,038)        $ 9,723   $13,762     $   104        $13,762        $   105
EBITDA margin(3).........           (3.3)%          18.6%     22.1%        0.7%          22.1%           0.7%

                                                PREDECESSOR                                   COMPANY
                           ------------------------------------------------------   ---------------------------
                               PERIOD FROM
                              FEBRUARY 10,                                                          PRO FORMA
                                  1995                                               PRO FORMA     AS ADJUSTED
                           (DATE OF INCEPTION)      YEAR ENDED       THREE MONTHS   AS ADJUSTED    THREE MONTHS
                                   TO              DECEMBER 31,         ENDED        YEAR ENDED       ENDED
                              DECEMBER 31,       -----------------    MARCH 31,     DECEMBER 31,    MARCH 31,
                                 1995(1)          1996      1997         1998           1997           1998
                           -------------------   -------   -------   ------------   ------------   ------------
                                                                     (UNAUDITED)
                                           (DOLLARS IN THOUSANDS)                     (DOLLARS IN THOUSANDS)
Depreciation and
  amortization...........        $ 1,070         $ 1,593   $ 2,167     $   471        $ 5,991        $ 1,427
Capital expenditures.....          4,154           6,913     2,075       1,184          2,075          1,184
Cash interest expense....            929           1,238     1,560         161          8,143          1,920
Ratio of EBITDA to cash
  interest expense(4)....             --             7.9x      8.8x         --            1.7x            --
Ratio of earnings to
  fixed charges(5).......             --             4.8x      5.9x         --             --             --
Ratio of net debt to pro
  forma EBITDA(6)........             --              --        --          --           4.75x         622.6x
Cash flows from operating
  activities.............        $(1,408)        $ 9,235   $ 9,995     $ 1,168        $ 6,556        $   327
Cash flows from investing
  activities.............         (4,154)         (6,913)   (2,075)     (1,184)        (2,075)        (1,184)
Cash flows from financing
  activities.............          2,785          (2,144)   (7,472)         39             --             --
OPERATING DATA
  (UNAUDITED):
Silicon metal production
  (in metric tons).......         25,669          33,373    37,094       9,110         37,094          9,110
Average sales price per
  metric ton.............        $ 1,436         $ 1,641   $ 1,723     $ 1,661        $ 1,723        $ 1,661
Average cost per metric
  ton....................        $ 1,529         $ 1,358   $ 1,279     $ 1,279        $ 1,279        $ 1,279

                                                                   PREDECESSOR            COMPANY
                                                           ---------------------------   ---------
                                                                                           AS OF
                                                               AS OF DECEMBER 31,        MARCH 31,
                                                            1995      1996      1997       1998
                                                           -------   -------   -------   ---------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................  $     8   $   186   $   635   $ 15,796
Working capital (deficit)................................   (2,926)   (3,347)      885     20,446
Total assets.............................................   24,217    30,581    33,663    122,667
Long-term debt, less current portion.....................   12,014    13,207    12,763     81,083
Mandatorily redeemable preferred stock...................    3,000        --        --         --
Stockholders' equity.....................................     (718)    5,635     8,275     18,807

---------------

(1) On February 10, 1995, the Company acquired the Facility from SiMETCO. At such time, SiMETCO was operating the Facility as a debtor-in-possession under Chapter 11 of the U.S. Bankruptcy Code of 1978, as amended (the "Bankruptcy Code"). In connection with the acquisition of the Facility, the Company (i) paid a purchase price of approximately $2.8 million to the estate of SiMETCO, (ii) assumed approximately $7.9 million of vendor indebtedness, accrued expenses and other indebtedness, (iii) incurred $6.0 million of additional indebtedness and (iv) issued $3.0 million of its mandatorily redeemable Series A Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock") to the estate of SiMETCO. In June 1996, the Series A Preferred Stock was converted into a non-interest bearing note, which the Company has repaid in full. See "Certain
    Transactions -- Transactions with

    CGW, its Affiliates and Certain Stockholders" and Notes 6 and 12 to the Predecessor's Financial Statements.
(2) "EBITDA" is defined as earnings (loss) from continuing operations before interest expense, income taxes, depreciation and amortization. While EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operations, both of which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information relating to the Company's ability to service indebtedness. EBITDA as presented herein is not necessarily comparable to EBITDA presented by other companies because not all companies define EBITDA similarly.
(3) EBITDA margin is EBITDA as a percentage of net sales.
(4) There was a deficiency of EBITDA to cover cash interest expense for the period from February 10, 1995 to December 31, 1995 of $2.0 million, for the three months ended March 31, 1998 of $.06 million and for the pro forma as adjusted three months ended March 31, 1998 of $1.8 million.
(5) For purposes of computing this ratio, earnings consist of earnings (loss) from continuing operations before provision for income taxes and fixed charges adjusted to exclude capitalized interest. Fixed charges consist of interest expense, whether expensed or capitalized, plus amortization of debt issuance costs and debt discount plus such portion of rental expense which is representative of the interest factor. There was a deficiency of earnings to cover fixed charges for the period from February 10, 1995 to December 31, 1995 of $3.3 million and for the three months ended March 31, 1998 of $0.7 million. On a pro forma as adjusted basis, there was a deficiency of earnings to cover fixed charges of $522,000 and $3.4 million for the year ended December 31, 1997 and for the three months ended March 31, 1998, respectively.
(6) In calculating the ratio of net debt to pro forma EBITDA, net debt equals long-term debt as of March 31, 1998, including the current portion, less cash and cash equivalents as of such date.

                                  RISK FACTORS

     Before tendering Series A Notes in the Exchange Offer, eligible holders of Series A Notes should consider the specific factors set forth below, as well as the other information set forth elsewhere in this Prospectus.

SIGNIFICANT LEVERAGE AND DEBT SERVICE

     The Company has significant outstanding indebtedness and will be significantly leveraged. As of March 31, 1998, the Company had approximately $81.1 million of indebtedness outstanding (none of which is secured) and approximately $15.0 million of secured indebtedness available to be incurred under the New Credit Facility (as such availability is reduced by an approximately $6.1 million letter of credit issued thereunder). In addition, on a pro forma basis assuming the Transactions had occurred on January 1, 1997, the Company would have had a deficiency of earnings to cover fixed charges of $522,000 and $3.4 million, for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. The Company and its subsidiaries may incur additional indebtedness, including up to $15.0 million under the New Credit Facility. See "Capitalization," "Description of the Notes" and "Description of Other Indebtedness."

     The Company's ability to make scheduled payments of principal of, or to pay the interest or Liquidated Damages, if any, on, or to refinance, its indebtedness (including the Notes), or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available under the New Credit Facility in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or to fund its other liquidity needs, including the construction of a fourth smelting furnace. In addition, the Company may need to refinance all or a portion of the principal of the Notes on or prior to maturity. There can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The degree to which the Company will be leveraged following the consummation of the Transactions could have important consequences to the holders of the Notes, including, but not limited to, (i) making it more difficult for the Company to satisfy its obligations to the holders of the Notes, (ii) increasing the Company's vulnerability to adverse general economic and industry conditions, (iii) limiting the Company's ability to obtain additional financing for future capital expenditures, general corporate or other purposes, (iv) requiring the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal of, and interest on, indebtedness, thereby reducing the funds available for operations and future business opportunities, (v) limiting the Company's flexibility in reacting to changes in its business and the industry and (vi) placing the Company at a competitive disadvantage vis-a-vis less leveraged competitors. In addition, the Indenture and the New Credit Facility contain financial and other restrictive covenants that limit the ability of the Company to, among other things, borrow additional funds. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. In addition, the degree to which the Company is leveraged could prevent it from repurchasing all of the Notes tendered to it upon the occurrence of a Change of Control. See "Description of the Notes -- Repurchase at Option of Holders -- Change of Control" and "Description of Other Indebtedness -- Credit Facilities."

RANKING OF SENIOR NOTES; ASSET ENCUMBRANCE

     The Notes are general unsecured obligations of the Company and rank senior to all existing and future subordinated indebtedness of the Company and pari passu in right of payment with all existing and future senior indebtedness of the Company, including indebtedness under the New Credit Facility. However, the Notes are effectively subordinated to all secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. The obligations of the Company under the New Credit Facility are secured by substantially all of the Company's assets and the real and personal property used in the Company's operations which is, as a result of the IRB Financing, owned by the Montgomery IDB and leased to the

Company. Accordingly, the Notes are effectively subordinated to the Company's obligations under the New Credit Facility to the extent of the assets securing the New Credit Facility. Upon an event of default under any such secured indebtedness, the lenders could elect to declare all amounts outstanding, together with accrued and unpaid interest thereon, to be immediately due and payable. If the Company were unable to repay such amounts, the lenders could proceed against the collateral granted to them. After any realization upon the collateral or a dissolution, reorganization or similar proceeding involving the Company, there can be no assurance that there will be sufficient available proceeds or other assets for the holders of the Notes to recover all or any portion of their claims under the Notes and the Indenture. See "Description of the Notes" and "Description of Other Indebtedness."

RESTRICTIVE COVENANTS

     The New Credit Facility and the Indenture contain numerous restrictive covenants which limit, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other restricted payments, to make investments, loans and guarantees and to sell or otherwise dispose of a substantial portion of its assets to, or merge or consolidate with, another entity. The New Credit Facility also contains a number of financial covenants that require the Company to meet certain financial ratios and tests and provides that a "change of control" constitutes an event of default thereunder. A failure to comply with the obligations contained in the New Credit Facility or the Indenture, if not cured or waived, could permit acceleration of the related indebtedness and the acceleration of indebtedness under other instruments of the Company that contain cross-acceleration or cross-default provisions. Upon the occurrence of an event of default under the New Credit Facility, the lenders thereunder would be entitled to exercise the remedies available to a secured creditor under applicable law. If the Company were obligated to repay all or a significant portion of its indebtedness, there can be no assurance that it would have sufficient cash to do so or that it could successfully refinance such indebtedness. In addition, other indebtedness that the Company may incur in the future may contain financial or other covenants more restrictive than those contained in the New Credit Facility or the Indenture. See "Description of the Notes -- Certain Covenants" and "Description of Other Indebtedness."

IMPORTANCE OF KEY CUSTOMERS

     Certain of the Company's customers are material to its business and operations. In 1997 and the three months ended March 31, 1998, G.E. Silicones accounted for approximately $18.0 million and $2.1 million, or approximately 29% and 13.9%, of net sales, respectively; Dow Corning accounted for approximately $15.0 million and $6.1 million, or approximately 24.2% and 40.3%, of net sales, respectively; Wabash Alloys, L.L.C. ("Wabash Alloys") accounted for approximately $9.9 million and $2.3 million, or approximately 16.0% and 14.8%, of net sales, respectively; and Alcan accounted for approximately $4.9 million and $1.2 million, or approximately 7.9% and 8.2%, of net sales, respectively. In 1997 and the three months ended March 31, 1998, the Company's five largest customers accounted for approximately $49.3 million and $12.1 million, or approximately 79.3% and 79.8%, of net sales, respectively. Dow Corning is currently operating as a debtor-in-possession under Chapter 11 of the Bankruptcy Code.

     The Company's prospects depend on the success of its customers, as well as its customers' retention of the Company as a significant supplier of silicon metal. A significant part of the Company's business strategy is directed toward strengthening its relationships with its major customers that purchase chemical grade silicon metal, such as G.E. Silicones and Dow Corning. The Company does not generally have long-term contracts with its major customers and the loss of any major customer, or a significant reduction of the Company's business with any of them, would have a material adverse effect on the Company. See
"-- Competition."

DEPENDENCE ON SUPPLY OF ELECTRICAL POWER

     The production of silicon metal is heavily dependent upon a reliable supply of electrical power. The Company's electrical power is supplied by Alabama Power Company ("APCo") through a dedicated 110,000 volt line. The Facility operates twenty four hours a day, seven days per week. Any interruption in the supply of electrical power to the Facility would adversely effect production levels and a sustained interruption in the power supply would have a material adverse effect on the Company.

COMPETITION

     The silicon metal manufacturing industry is highly competitive. A number of the Company's competitors are significantly larger and have greater financial resources than the Company. In addition, certain of the Company's major customers have in the past manufactured silicon metal for their own use, thereby reducing their need to purchase silicon metal from suppliers such as the Company. The resumption of silicon metal manufacturing by one or more of these major customers would thus reduce the quantity of silicon metal purchased from the Company and could have a material adverse effect on the Company. There can be no assurance that the Company will be able to continue to compete successfully in silicon metal manufacturing or that the Company will maintain or increase its sales of chemical grade and specialty aluminum grade silicon metal. See "Business -- Competition."

ANTI-DUMPING DUTIES ON FOREIGN COMPETITORS' PRODUCTS

     In 1990 and 1991, domestic producers of silicon metal successfully prosecuted anti-dumping actions against unfairly traded imports of silicon metal from the People's Republic of China (the "PRC"), Brazil and Argentina. These actions were brought under the anti-dumping provisions of the Tariff Act of 1930, as amended. Under that statute, an anti-dumping duty order may be issued if a domestic industry establishes in proceedings before the United States Department of Commerce and the United States International Trade Commission that imports from the country (or countries) covered by the action(s) are being sold at less than normal value and are causing material injury or threat of such injury to the domestic industry. An anti-dumping order requires special duties to be imposed in the amount of the margin of dumping (i.e., the percentage difference between the United States price for the goods received by the foreign producer or exporter and the normal value of the merchandise).

     Once an order is in place, each year foreign producers, importers, domestic producers and other interested parties may request a new investigation (or "administrative review") to determine the margin of dumping during the immediately preceding year. The rates calculated in these administrative reviews (or the existing rates if no review is requested) are used to assess anti-dumping duties on imports during the review period and to collect cash deposits on future imports. An administrative review covering five Brazilian producers and a review covering two PRC exporters are now in progress. The rates established in these reviews and in future reviews will depend upon the prices and costs during the periods covered by the reviews, the methodologies applied and other factors. Anti-dumping orders remain in effect until they are revoked. In order for an individual foreign producer or exporter to qualify for revocation of an anti-dumping order, the United States Department of Commerce must conclude that the producer or exporter has sold the merchandise at not less than normal value for a period of at least three consecutive years and is not likely to sell the merchandise at less than normal value in the future. Anti-dumping orders may also be revoked as a result of periodic "sunset reviews."

     No assurance can be given that one or more of such anti-dumping orders will not be revoked or that effective duty rates will continue to be imposed. Any such revocation or the imposition of ineffective duty rates could have a material adverse effect on the Company. See "Business -- Environmental and Regulatory Matters -- Anti-Dumping Duties on Foreign Competitors' Products."

ENVIRONMENTAL LAWS AND REGULATIONS

     The Company is subject to extensive federal, state and local environmental laws and regulations governing the discharge, emission, storage, handling and disposal of a variety of substances and wastes used in or resulting from the Company's operations. There can be no assurance that environmental laws or regulations (or the interpretation of existing laws or regulations) will not become more stringent in the future, that the Company will not incur substantial costs in the future to comply with such requirements or that the Company will not discover currently unknown environmental problems or conditions. Any such event could have a material adverse effect on the Company. See
"Business -- Environmental and Regulatory Matters -- Environmental."

DEPENDENCE ON KEY PERSONNEL

     The Company's operations are dependent, to a significant extent, on the continued employment of each Senior Manager, with whom it has entered into employment agreements containing non-compete provisions. If these employees of the Company become unable to continue in their respective roles, or if the Company is unable to attract and retain other skilled employees, the Company's results of operations and financial condition could be adversely effected. See "Management."

CONTROL BY INVESTORS

     As a result of the Acquisition and the Merger, 100% of the outstanding shares of the Company's common stock is directly owned by Holdings. Holdings has no business other than holding the capital stock of the Company, which is the sole source of Holdings' financial resources. Holdings is controlled by CGW, which beneficially owns shares representing 79.8% of the voting power of Holdings (on a fully diluted basis) and has the power to elect all of the directors of Holdings. Accordingly, CGW, through its control of Holdings, controls the Company and has the power to elect all of its directors, appoint new management and approve any action requiring the approval of the holders of the Company's common stock, including adopting amendments to the Company's Certificate of Incorporation and approving mergers or sales of substantially all of the Company's assets. The directors elected by Holdings have the authority to make decisions affecting the capital structure of the Company, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. See "Management," "Certain Transactions" and "Principal Stockholder."

POTENTIAL INABILITY TO FUND CHANGE OF CONTROL OFFER

     Upon a Change of Control (as defined in the Indenture), each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at 101% of the principal amount thereof, plus accrued and unpaid interest thereon and Liquidated Damages, if any, to the date of repurchase. The source of funds for any such repurchase will be the Company's available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases of Notes tendered. Moreover, a Change of Control would constitute an event of default under the New Credit Facility. Notwithstanding these provisions, the Company could enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control but would increase the amount of debt outstanding at such time. See "Description of the Notes" and "Description of Other Indebtedness -- Credit Facilities."

FRAUDULENT CONVEYANCE CONSIDERATIONS

     Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent conveyance law, if, among other things, the Company, at the time it incurred the indebtedness evidenced by the Notes, (i)(a) was or is insolvent or rendered insolvent by reason of such occurrence or (b) was or is engaged in a business or transaction for which the assets remaining with the Company were unreasonably small or constituted unreasonably small capital or (c) intended or intends to incur, or believed, believes or should have believed that it would incur, debts beyond its ability to repay such debts as they mature and (ii) the Company received or receives less than the reasonably equivalent value or fair consideration for the incurrence of such indebtedness, the Notes could be invalidated or subordinated to all other debts of the Company. The Notes could also be invalidated or subordinated if it were found that the Company incurred indebtedness in connection with the Notes with the intent of hindering, delaying or defrauding current or future creditors of the Company. In addition, the payment of Liquidated Damages, if any, interest and principal by the Company pursuant to the Notes could be voided and required to be returned to the person making such payment, or to a fund for the benefit of the creditors of the Company.

     The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the Company would be considered insolvent if (i) the sum of its debts, including contingent liabilities, were greater than the sum of all of its assets at a fair valuation or if the present fair salable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature or (ii) it could not pay its debts as they become due.

     On the basis of its historical financial information and recent operating history, as discussed in "Prospectus Summary," "Selected Historical Financial Information," "Unaudited Condensed Pro Forma Financial Information," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company believes that, after giving effect to the indebtedness incurred in connection with the Transactions, it will not be insolvent, will not have unreasonably small assets or capital for the businesses in which it is engaged and will not incur debts beyond its ability to pay such debts as they mature. In addition, the Company believes that it is receiving fair consideration in return for its issuance and sale of the Notes. There can be no assurance, however, as to what standard a court would apply in making such determinations.

RESTRICTIONS ON RESALE

     The Series A Notes have not been registered under the Securities Act or any state securities laws and, unless so registered or qualified, may not be offered or sold except pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act or any applicable state securities laws. The Exchange Notes have been registered under the Securities Act and, generally, will be freely tradable. See "The Exchange Offer" and "Plan of Distribution."

ABSENCE OF AN ESTABLISHED TRADING MARKET FOR THE NOTES

     The Series A Notes are new securities that were first issued on March 31, 1998. There is currently no established trading market for the Notes. Although the Initial Purchaser has informed the Company that it currently intends to make a market in the Series A Notes and, upon issuance, the Exchange Notes, it is not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes. To the extent Series A Notes are exchanged in this Exchange Offer, the liquidity of the market for the remaining Series A Notes may be reduced. The Series A Notes have been designated eligible for trading in the PORTAL market. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation through Nasdaq. There is no assurance that an active public or other market will develop for the Exchange Notes, and it is expected that the market, if any, that develops for the Exchange Notes will be similar to the limited market that currently exists for the Series A Notes.

LIMITED REGISTRATION RIGHTS

     EXCEPT AS OTHERWISE PROVIDED HEREIN, FOLLOWING THE CONSUMMATION OF THE EXCHANGE OFFER, ANY HOLDERS OF SERIES A NOTES NOT TENDERED THEREIN WHO ARE NOT ENTITLED TO RESELL THE SAME PURSUANT TO A RESALE PROSPECTUS, IF ANY, REQUIRED TO BE FILED AS A POST-EFFECTIVE AMENDMENT TO THIS REGISTRATION STATEMENT OR PURSUANT TO A SHELF REGISTRATION STATEMENT, WILL HAVE NO FURTHER EXCHANGE OR REGISTRATION RIGHTS, AND SUCH NOTES WILL CONTINUE TO BE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER.

                               THE EXCHANGE OFFER

PERSONS NOT ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER

     ANY HOLDER OF SERIES A NOTES WHO IS PROHIBITED BY APPLICABLE LAW OR SEC POLICY FROM PARTICIPATING IN THE EXCHANGE OFFER, INCLUDING ANY HOLDER WHO IS AN AFFILIATE OF THE COMPANY OR A BROKER-DEALER WHO HOLDS SERIES A NOTES ACQUIRED DIRECTLY FROM THE COMPANY OR ONE OF ITS AFFILIATES, AND ANY PERSON WHO INTENDS TO, OR HAS ANY ARRANGEMENT OR UNDERSTANDING TO

PARTICIPATE IN, A DISTRIBUTION OF THE EXCHANGE NOTES, SHOULD CONTACT THE COMPANY WITHIN 20 BUSINESS DAYS OF THE CONSUMMATION OF THE EXCHANGE OFFER IN ORDER TO PRESERVE ITS REGISTRATION RIGHTS THAT ARE DISCUSSED HEREIN.

REGISTRATION RIGHTS AND EFFECT OF EXCHANGE OFFER

     The Series A Notes were sold by the Company on the Closing Date to the Initial Purchaser pursuant to a Purchase Agreement dated March 24, 1997, by and between SAC and the Initial Purchaser and a Purchase Agreement Supplement dated as of March 31, 1998 by and between the Company (as successor to SAC) and the Initial Purchaser (collectively, the "Purchase Agreement"). Subsequently, the Initial Purchaser sold the Series A Notes to "qualified institutional buyers" ("QIBs") and to a limited number of institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act ("Accredited Investors")) in reliance upon Rule 144A and other available exemptions under the Securities Act. As a condition to the Initial Purchaser's obligations under the Purchase Agreement, the Company entered into the Registration Rights Agreement with the Initial Purchaser, pursuant to which the Company agreed to file with the Commission a registration statement (the "Exchange Offer Registration Statement") on an appropriate form under the Securities Act with respect to an offer to the holders of Series A Notes who are able to make certain representations ("Eligible Holders"), the opportunity to exchange their Series A Notes for a like principal amount of Exchange Notes.

     The Exchange Offer Registration Statement covers the offer of the Exchange Notes pursuant to the Exchange Offer made hereby and resales by broker-dealers that acquired Series A Notes for their own accounts as a result of market-making and other trading activities. Such resales of Transfer Restricted Securities (as defined herein) made in reliance upon the registration thereof under the Securities Act may be made only pursuant to the "Plan of Distribution" set forth in this Prospectus or the other prospectus, if any, filed as an amendment to the Exchange Offer Registration Statement. To be eligible to effect resales of Transfer Restricted Securities pursuant to a registration of the Notes for resale by holders ineligible to participate in the Exchange Offer, holders of Transfer Restricted Securities must (i) notify the Company within 20 business days after the consummation of the Exchange Offer that it has determined that it is not permitted by law or any policy of the Commission to participate in the Exchange Offer made hereby or that such holder may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and that this Prospectus is inappropriate or unavailable for such resales by such holder or that such holder is a broker-dealer and holds Series A Notes acquired directly from the Company or one of its affiliates and (ii) provide to the Company, within 15 business days following the Company's request therefor, such information as the Company may reasonably request for use in connection with the registration statement. In the event that any holders of Transfer Restricted Securities comply with the foregoing requirements, and supply any additional information reasonably requested by the Company within 20 business days following such request, the Company will use commercially reasonable efforts to file a shelf registration statement with the Commission on the appropriate Commission form available to the Company pursuant to Rule 415 under the Securities Act, which may be an amendment to the Exchange Offer Registration Statement (in either event, the "Shelf Registration Statement") containing an appropriate resale prospectus and will use its commercially reasonable efforts to cause such Shelf Registration Statement to become effective under the Securities Act and to remain continuously effective thereunder for a period of two years following the Closing Date.

     Each holder of Series A Notes that wishes to exchange Series A Notes for Exchange Notes in the Exchange Offer is required to establish that it is an Eligible Holder that may participate in the Exchange Offer by making certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that it did not acquire such Series A Notes directly from the Company, (ii) it has no arrangement or understanding with any person to participate in and has no intention of participating in, a distribution (within the meaning of the Securities Act) of the Exchange Notes and (iii) it is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company.

     If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Series A Notes that were acquired as a result of market-making activities or other trading activities, it also will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes, but that by delivering such a prospectus it is not thereby deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     Holders of Series A Notes acquired directly from the Company, affiliates of the Company and persons participating in, or having any arrangement or understanding with any person or participate in, a distribution of the Exchange Notes will be ineligible, under the Commission policy, to participate in the Exchange Offer, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction of the Notes.

     If (i) the Company is not required to file an Exchange Offer Registration Statement or to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any holder of Series A Notes notifies the Company within 20 business days after consummation of the Exchange Offer that (a) it is prohibited by applicable law or Commission policy from participating in the Exchange Offer, (b) it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and this Prospectus is not appropriate or available for such resales by such holder or (c) it is a broker-dealer and holds Series A Notes acquired directly from the Company or an affiliate of the Company, the Company will use commercially reasonable efforts to file with the Commission a Shelf Registration Statement to cover resales of the Transfer Restricted Securities by the holders thereof. The Company has agreed to use its commercially reasonable efforts to cause such Shelf Registration Statement to be declared effective as promptly as possible by the Commission on or before the 105th day after the Shelf Filing Deadline (as defined below).

     For purposes of the foregoing and as used elsewhere herein, "Transfer Restricted Securities" means each Series A Note until the earliest to occur of:
(i) the date on which such Series A Note is exchanged in the Exchange Offer and entitled to be resold to the public by the holder thereof without complying with the prospectus delivery requirements of the Securities Act, (ii) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iii) the date on which such Note is distributed to the public pursuant to Rule 144 under the Securities Act or by a broker-dealer pursuant to the "Plan of Distribution" contemplated by the Exchange Offer Registration Statement (including delivery of this Prospectus).

     Under existing Commission interpretations, the Exchange Notes will, in general, be freely transferable by holders after the Exchange Offer without further registration under the Securities Act; provided that in the case of eligible broker-dealers participating in the Exchange Offer, a prospectus meeting the requirements of the Securities Act must be delivered upon resale by such broker-dealers in connection with resales of the Exchange Notes. The Company has agreed, for a period of 180 days after the consummation of the Exchange Offer, to make available a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any Exchange Notes acquired in the Exchange Offer. A broker-dealer which delivers such a prospectus to purchasers in connection with such resales may be deemed a statutory underwriter that may, as such, be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations).

     The Company has agreed to pay all expenses incident to the Exchange Offer and to indemnify the Initial Purchaser against certain liabilities, including liabilities under the Securities Act.

     The Registration Rights Agreement provides that unless the Exchange Offer is not permitted by applicable law or Commission policy, the Company will: (i) use all commercially reasonable efforts to file the Exchange Offer Registration Statement with the Commission on or prior to 60 days after the Closing Date,
(ii) use all commercially reasonable efforts to have the Registration Statement declared effective by the Commission on or prior to 120 days after the Closing Date and (iii) commence the Exchange Offer following the effectiveness of the Exchange Offer Registration Statement and use all commercially reasonable efforts to issue, on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, Exchange Notes in exchange for all Series A Notes tendered prior thereto in the Exchange Offer.

     In addition, the Registration Rights Agreement provides that, if obligated to file the Shelf Registration Statement, the Company will use its commercially reasonable efforts to file on or prior to the earliest to occur of (i) the 60th day after the date on which the Company determines that it is not required to file the Exchange Offer Registration Statement or (ii) the 60th day after the date on which the Company receives notice from a holder of Transfer Restricted Securities (such earliest date being the "Shelf Filing Deadline"). The Company shall use its commercially reasonable efforts to (i) cause such Shelf Registration Statement to be declared effective by the Commission on or before the 105th day after the Shelf Filing Deadline and (ii) keep such Shelf Registration Statement, if required, continuously effective, supplemented and amended for a period of two years from the Closing Date or such shorter period ending when all Transfer Restricted Securities covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated in the Shelf Registration Statement, such Notes are no longer outstanding or when the Notes become eligible for resale pursuant to Rule 144 under the Securities Act without volume restrictions.

     A holder of Notes that sells its Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification and contribution obligations). In addition, each holder of the Notes will be required to timely deliver information to be used in connection with the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and to benefit from the provisions regarding Liquidated Damages set forth in the following paragraph.

     If (a) the Company fails to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), or (c) the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company will pay Liquidated Damages to each holder of Transfer Restricted Securities, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Transfer Restricted Securities held by such holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Transfer Restricted Securities with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of $.30 per week per $1,000 principal amount of Transfer Restricted Securities. All accrued Liquidated Damages will be paid by the Company on each Damages Payment Date to the Global Note holder by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults relating to any particular Transfer Restricted Securities, the accrual of Liquidated Damages with respect to such Transfer Restricted Securities will cease. However, the Registration Rights Agreement provides that pending the announcement of a material corporate event, the Company may issue a notice that the Shelf Registration Statement is unusable, so long as the number of days in any consecutive twelve-month period for which all such notices are issued does not exceed 30 days in the aggregate. In such event, the Company will not be required to pay Liquidated Damages during such 30 days.

     EXCEPT AS OTHERWISE PROVIDED HEREIN WITH RESPECT TO THE SHELF REGISTRATION STATEMENT, FOLLOWING THE CONSUMMATION OF THE EXCHANGE OFFER, ANY HOLDER OF SERIES A NOTES THAT HAS NOT TENDERED AND EFFECTIVELY

DELIVERED TO THE EXCHANGE AGENT IN ACCORDANCE WITH THE EXCHANGE OFFER, AND ANY HOLDER OF EXCHANGE NOTES WHO IS NOT ENTITLED TO RESELL SUCH EXCHANGE NOTES PURSUANT TO A RESALE PROSPECTUS, IF ANY, REQUIRED TO BE FILED AS AN AMENDMENT TO THE EXCHANGE OFFER REGISTRATION STATEMENT, WILL HAVE NO FURTHER EXCHANGE OR REGISTRATION RIGHTS AND SUCH SERIES A NOTES WILL CONTINUE TO BE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER. See "-- Termination of Certain Rights,"
"-- Consequences of Failure to Exchange," and "-- Resale of Exchange Notes." Accordingly, the ability of any such holder of Notes to resell its Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Series A Notes validly tendered and not withdrawn prior to 5:00 P.M. Eastern Time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Series A Notes accepted in the Exchange Offer. Holders may tender some or all of their Series A Notes pursuant to the Exchange Offer. However, Series A Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the Exchange Notes are substantially identical to the form and terms of the Series A Notes except that (i) the Exchange Notes have been registered under the Securities Act and hence will not bear the transfer restrictions set forth on the Series A Notes and (ii) the holders of the Exchange Notes generally will not be entitled to certain rights under the Registration Rights Agreement, which rights generally will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same indebtedness as the Series A Notes and will be entitled to the benefits of the Indenture.

     Holders of the Notes do not have any appraisal or dissenters' rights under the Indenture or otherwise in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the Indenture, the Registration Rights Agreement, and the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder, including Rule 14e-1 thereunder.

     The Company shall be deemed to have accepted validly tendered Series A Notes when, as and if the Company has given telephonic, facsimile or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from the Company.

     If any tendered Series A Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Series A Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Series A Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Series A Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 P.M., Eastern Time, on
            , 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     To extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice, followed by a public announcement thereof no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date.

     The Company reserves the right, in its reasonable judgment, (i) to delay accepting any Series A Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "-- Conditions" shall not have been satisfied, by giving telephonic, facsimile or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension or termination, and any amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders.

     If the Company does not consummate the Exchange Offer, or, in lieu thereof, the Company does not file and cause to become effective a Shelf Registration Statement for the Series A Notes within the time periods set forth herein, Liquidated Damages will accrue and be payable on the Transfer Restricted Securities. See "-- Registration Rights and Effect of Exchange Offer."

     Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest from March 31, 1998, the date of issuance of the Series A Notes that are exchanged for the Exchange Notes (or, if later, the most recent Interest Payment Date to which interest on such Series A Notes has been paid or duly provided for). Accordingly, holders of Series A Notes that are accepted for exchange will not receive interest that is accrued but unpaid on those Notes at the time of tender, but such interest will be payable on the first Interest Payment Date following the Expiration Date. Interest on the Exchange Notes will be payable semiannually on each April 15 and October 15, commencing on October 15, 1998.

PROCEDURES FOR TENDERING

     Only an eligible holder of Series A Notes may tender such Notes in the Exchange Offer. To tender in the Exchange Offer, a holder of Series A Notes must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver the Letter of Transmittal or such facsimile, together with the Series A Notes and any other required documents, to the Exchange Agent so as to be received by the Exchange Agent at the address set forth below prior to 5:00 P.M., Eastern Time, on the Expiration Date. Delivery of the Series A Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date. In addition, either (i) certificates for such Series A Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Series A Notes, if such procedure is available, into the Exchange Agent's account at DTC (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Letter of Transmittal or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal, and all other required documents must be received by the Exchange Agent at the address set forth below under "-- Exchange Agent" prior to the Expiration Date. The term "Agent's Message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that DTC has received express acknowledgment from the tendering DTC participant indicating that such participant has received, and agrees to be bound by, the Letter of Transmittal and that the Company may enforce such Letter of Transmittal against such participant.

     The tender by a holder and the acceptance thereof by the Company will constitute an agreement between such holder of Series A Notes and the Company upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF THE SERIES A NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE SOLE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR SERIES A NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Series A Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, including Series A Notes held in book-entry form and who wishes to tender should contact the registered holder of Series A Notes promptly, or in the case of book-entry Series A Notes, the DTC participant who holds such Series A Notes at DTC on behalf of the beneficial owner, and instruct such registered holder to tender on such beneficial owner's behalf. See "The Exchange Offer."

     Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Series A Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In the event that signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered holder of any Series A Notes listed therein, such Series A Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Series A Notes with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal or any Series A Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Series A Notes and withdrawal of tendered Series A Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Series A Notes not properly tendered or any Series A Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive, to the extent permitted by applicable law, any defects, irregularities or conditions of tender as to particular Series A Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Series A Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of Series A Notes of defects or irregularities with respect to tenders of Series A Notes, none of the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Series A Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Series A Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders as soon as practicable following the Expiration Date.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Series A Notes at DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a DTC Participant may make book-entry delivery of the Series A Notes by causing DTC to transfer such Series A Notes into the relevant Exchange Agent's account with respect to the Series A Notes in accordance with DTC's ATOP procedures for such transfer. Although delivery of the Series A Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an Agent's Message or an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Series A Notes and (i) whose Series A Notes are not immediately available, (ii) who cannot deliver their Series A Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, in each case prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of Series A Notes, the certificate number(s) of such holder's Series A Notes and the principal amount of Series A Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificates(s) representing the tendered Series A Notes (or a confirmation of book-entry transfer of such Series A Notes into the Exchange Agent's account at DTC) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Series A Notes in proper form for transfer (or a confirmation of book-entry transfer of such Series A Notes into the Exchange Agent's account at DTC) and all other documents required by the Letter of Transmittal, are received by the relevant Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Series A Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWALS OF TENDERS

     Except as otherwise provided herein, tenders of Series A Notes may be withdrawn at any time prior to 5:00 P.M., Eastern Time, on the Expiration Date.

     To withdraw a tender of Series A Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the relevant Exchange Agent at its address set forth herein prior to 5:00 P.M., Eastern Time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Series A Notes to be withdrawn (the "Depositor"), (ii) identify the Series A Notes to be withdrawn (including the certificate number(s) and principal amount of such Series A Notes, or, in the case of Series A Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited and the DTC participant through which such Series A Notes are held), (iii) be signed by the holder of such Series A Notes in the same manner as the original signature on the Letter of Transmittal by which such Series A Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the transfer agent and registrar with respect to the Series A Notes register the transfer of such Series A Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Series A Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Series A Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Series A Notes so withdrawn are validly and timely re-tendered. Any Series A Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder, as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Series A Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

     Notwithstanding any other term of the Exchange Offer including, without limitation, the terms and conditions contained herein and in the Letter of Transmittal, the Company shall not be required to accept for exchange, or to exchange Exchange Notes for, any Series A Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Series A Notes, if:

          (a) any law, statute, rule, regulation or interpretation by the Commission is proposed, adopted or enacted, which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

          (b) any governmental approval has not been obtained, which approval the Company shall, in its reasonable judgment, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     If the Company determines in its reasonable judgment that any of the conditions are not satisfied, the Company may, in its sole discretion (i) refuse to accept any Series A Notes and return all tendered Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Series A Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Series A Notes (see "-- Withdrawals of Tenders") or
(iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Series A Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of Series A Notes.

TERMINATION OF CERTAIN RIGHTS

     Holders of the Series A Notes to whom this Exchange Offer is made have special rights under the Registration Rights Agreement, certain of which will terminate upon the consummation of the Exchange Offer. Such special rights which will terminate include (a) the right to require the Company to comply with the following: (x) to use all commercially reasonable efforts to cause to be filed with the Commission an Exchange Offer Registration Statement no later than 60 days following the Closing Date, (y) to use all commercially reasonable efforts to cause such Exchange Offer Registration Statement to be declared effective by the Commission no later than 120 days after the Closing Date, and (z) unless the Exchange Offer would not be permitted by applicable law or Commission policy, to commence the Exchange Offer and use all commercially reasonable efforts to issue, on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, Exchange Notes in exchange for all Series A Notes tendered prior thereto in the Exchange Offer, and (b) the right to receive Liquidated Damages in the event of a breach by the Company of any of its obligations set forth in the foregoing clauses

(x), (y) or (z), in an amount, during the first 90-day period immediately following the occurrence of the first Registration Default, equal to $.05 per week per $1,000 principal amount of Series A Notes held by such holder, such amount to increase by an additional $.05 per week per $1,000 principal amount of Series A Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of $.30 per week per $1,000 principal amount of Series A Notes. See "-- Registration Rights and Effect of Exchange Offer."

     The Registration Rights Agreement also requires the registering for resale, pursuant to Rule 415 under the Securities Act, the Transfer Restricted Securities under certain circumstances. Such resale of Transfer Restricted Securities made in reliance upon the registration thereof under the Securities Act may be made only pursuant to the "Plan of Distribution" set forth in this Prospectus or a separate resale prospectus, if any, filed as an amendment to the Exchange Offer Registration Statement. To be eligible to effect resales of Transfer Restricted Securities pursuant to the Shelf Registration Statement, a holder of Transfer Restricted Securities must (i) notify the Company within 20 business days after the consummation of the Exchange Offer that (a) it is not permitted by law or any policy of the Commission to participate in the Exchange Offer, (b) it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and this Prospectus is not appropriate or available for such resales by such holder or (c) it is a broker-dealer and holds Series A Notes acquired directly from the Company or an affiliate of the Company and (ii) furnish to the Company in writing, within 15 business days after receipt of a request therefor, such information as the Company may reasonably request for use in connection with the Shelf Registration Statement. In the event that any holders of Transfer Restricted Securities comply with the foregoing requirements, and supply any additional information reasonably requested by the Company within 15 business days following such request, the Company will file a Shelf Registration Statement containing an appropriate resale prospectus and will use commercially reasonable efforts to cause such Shelf Registration Statement to become effective under the Securities Act and to remain continuously effective thereunder for a period of at least two years following the Closing Date. In the event that the Company fails to comply with its obligations in connection with resales of Transfer Restricted Securities under the Shelf Registration Statement it may be required to pay Liquidated Damages. See "-- Registration Rights and Effect of Exchange Offer."

EXCHANGE AGENT

     The Trustee will act as Exchange Agent for the Exchange Offer with respect to the Notes (the "Exchange Agent").

     Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal for the Series A Notes and requests for copies of Notice of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

          By Registered or Certified Mail:

          IBJ Schroder Bank & Trust Company
          P.O. Box 84
          Bowling Green Station
          New York, New York 10274-0084
          Attn: Reorganization Operations Department

          By Overnight Mail or Courier Service or in Person by Hand:

          IBJ Schroder Bank & Trust Company
          One State Street
          New York, New York 10004
          Attn: Securities Processing Window, Subcellar One (SC-1)

          By Facsimile:  (212) 858-2611

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone, facsimile or in person by officers and regular employees of the Company and its affiliates, who may be reimbursed their reasonable expenses incurred in connection with such solicitation, but who will not otherwise receive special compensation for such efforts.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or other persons soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including reasonable fees and expenses of the Trustee, filing fees, blue sky fees and printing and distribution expenses.

     The Company will pay all transfer taxes, if any, applicable to the exchange of the Notes pursuant to the Exchange Offer. If, however, certificates representing the Exchange Notes or the Series A Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Series A Notes tendered, or if tendered Series A Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of the Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder of Series A Notes.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded by the Company at the same carrying value as the Series A Notes, which is the aggregate principal amount in the case of the Series A Notes. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the Exchange Offer. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALE OF EXCHANGE NOTES

     Based on an interpretation by the staff of the SEC set forth in no-action letters issued to unrelated third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Series A Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is a broker-dealer that holds Series A Notes acquired for its own account as a result of market-making or other trading activities or any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of such Exchange Notes. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes may not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley & Co., Incorporated (available June 5, 1991), or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K of the Securities Act. Each broker-dealer that receives Exchange Notes for its own account in exchange for Series A Notes, where such Series A Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

     By tendering Series A Notes in the Exchange Offer, each holder tendering such Series A Notes will represent to the Company that, among other things, (i) the holder is not an affiliate of the Company, (ii) the holder is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes to be issued in the Exchange Offer and (iii) the holder is acquiring the Exchange Notes in its ordinary course of business, and (iv) the holder acknowledges that if it or any broker-dealer uses the Exchange offer to participate in a distribution of the Exchange Notes they must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the Exchange Notes and cannot rely on the no-action letters referenced above.

     Affiliates of the Company are not entitled to rely on the foregoing interpretations of the staff of the SEC with respect to resales of the Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act. The Company has agreed to bear all registration expenses incurred under the Registration Rights Agreement, including printing and distribution expenses, reasonable fees of counsel, blue sky fees and expenses, reasonable fees of independent accountants in connection with the preparation of comfort letters (to the extent required), and SEC and the NASD filing fees and expenses.

CONSEQUENCES OF FAILURE TO EXCHANGE

     As a result of the making of this Exchange Offer, the Company will have fulfilled one of its obligations under the Registration Rights Agreement, and holders of Series A Notes who do not tender their Series A Notes generally will not have any further registration rights under the Registration Rights Agreement or otherwise. Accordingly, any holder of Series A Notes that does not exchange that holder's Series A Notes for Exchange Notes will continue to hold unregistered Series A Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, except to the extent that such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer.

     The Series A Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Series A Notes may be resold only (i) to the Company (upon redemption thereof or otherwise), (ii) pursuant to an effective registration statement under the Securities Act, (iii) so long as the Series A Notes are eligible for resale pursuant to Rule 144A, to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, (iv) outside the United States to a foreign person pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation S thereunder, (v) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (vi) to an institutional accredited investor in a transaction exempt from the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States. See "Risk
Factors -- Restrictions on Resale."

NO RECOMMENDATION

     Participation in the Exchange Offer is voluntary and holders of Series A Notes should carefully consider whether to accept. Holders of Series A Notes are urged to consult their own financial and tax advisors in making their own decision on what action to take. The Board of Directors of the Company makes no recommendation as to whether or not holders should tender Series A Notes pursuant to the Exchange Offer.

OTHER

     The Company may in the future seek to acquire unregistered Series A Notes that are not tendered in the Exchange Offer in open market, privately negotiated or other transactions, through subsequent exchange offers or otherwise. The Company has no present plans to acquire any Series A Notes that are not tendered in the Exchange Offer or, except as required by the Registration Rights Agreement, to file a registration statement to permit resales of any untendered Series A Notes.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge (i) that by receiving Exchange Notes for its own account in exchange for Series A Notes, where such Series A Notes were acquired as a result of market-making activities or other trading activities (other than Transfer Restricted Securities acquired directly from the Company), such broker-dealer may be a statutory underwriter, and (ii) that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of Exchange Notes received in exchange for the Series A Notes where such Series A Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the date on which the Exchange Offer Registration Statement is declared effective, it will make this Prospectus, as amended or supplemented, available to any broker-dealer upon reasonable request for use in connection with any such resale.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Company has agreed to pay all expenses incident to the Company's performance of, or compliance with, the Registration Rights Agreement and will indemnify the holders (including any broker-dealers) and certain parties related to the holders against certain liabilities, including liabilities under the Securities Act.

                                THE TRANSACTIONS

THE ACQUISITION

     General. Pursuant to the Stock Purchase Agreement, SAC purchased all of the outstanding capital stock of the Company in the Acquisition. The aggregate purchase price paid by SAC for the Acquisition was equal to the approximately $66.7 million Cash Consideration. The Cash Consideration is subject to adjustment (the "Post-closing Adjustment") if the value of the net assets of the Company as of the date of the closing of the Acquisition (the "Acquisition Closing") differs from the value of the net assets of the Company as of December 31, 1997.

     Indemnification. The Selling Stockholders are required to indemnify, defend and hold harmless SAC, the Company and certain affiliated persons, against and for all Losses (as defined in the Stock Purchase Agreement) resulting from, based upon or arising out of, among other things, breaches of representations, warranties or covenants of the Company or the Selling Stockholders contained in or made pursuant to the Stock Purchase Agreement. The Selling Stockholders are obligated to provide such indemnity generally for a period of 18 months following the Acquisition Closing, although indemnification for tax related matters continues until September 15, 2002, and indemnification for Losses related to title to the shares of the Company's capital stock acquired (or the options exercised) is not limited by any time period. The Selling Stockholders are not obligated to provide such indemnity until the total of all Losses with respect thereto exceeds $500,000, and the Selling Stockholders will only be liable for the amount by which such Losses exceed $250,000. The maximum aggregate liability of the Selling Stockholders may not exceed $8.2 million, except with respect to Losses related to title to the Company's assets and title to the shares of the Company's capital stock sold to SAC. Pursuant to the Stock Purchase Agreement, $4.0 million of the Cash Consideration is being held in escrow for a limited period of time to secure a portion of the indemnification obligations of the Selling Stockholders under the Stock Purchase Agreement.

FINANCING OF THE ACQUISITION

     The aggregate purchase price paid by SAC for the Acquisition, which was comprised of the Cash Consideration (subject to the Post-closing Adjustment), together with $6.0 million of related fees and expenses, was financed with the net proceeds of the Offering and the $22.0 million Equity Contribution by CGW and the Senior Management to Holdings, which was then contributed by Holdings to SAC. Immediately following the Acquisition, the Merger occurred in which SAC merged with and into the Company, with the Company being the surviving corporation. As a result of the Merger, the Company became the obligor of the Notes and a wholly owned subsidiary of Holdings. In return for funding the Equity Contribution, CGW received 20,000 shares of Holdings' no par value common stock (the "Holdings Stock"), or 79.8% of the economic and voting power of Holdings (on a fully diluted basis), and the Senior Management collectively received 2,000 shares of Holdings Stock, or 8.0% of the economic and voting power of Holdings (on a fully diluted basis). After taking into consideration shares of Holdings Stock for which options held by Senior Management will be exercisable, 20.2% of the economic and voting power of Holdings (on a fully diluted basis) is held by Senior Management. See "Use of Proceeds," "Principal Stockholder" and "Certain Transactions."

CREDIT FACILITIES AND IRB FINANCING

     In connection with the Acquisition, the Company (i) repaid approximately $9.2 million of term loan indebtedness (including accrued interest thereon and fees) outstanding under the Terminated Credit Facility with a portion of the net proceeds of the Offering and (ii) replaced the Terminated Credit Facility and the Terminated Reimbursement Agreement with the New Credit Facility. The New Credit Facility consists of a $15.0 million revolving credit facility which provides availability for borrowings and letters of credit. As part of the IRB Financing, the letter of credit issuing bank under the Terminated Reimbursement Agreement issued an approximately $6.1 million letter of credit (the "Terminated Bond Letter of Credit") for the account of the Company to Regions Bank, as trustee (the "Bond Trustee") for the holders of the industrial revenue bonds (the "IRBs") issued under the Trust Indenture dated as of January 1, 1995 (the "Bond Indenture") between the Bond Trustee and the State Industrial Development Authority, a public corporation organized under the laws of the State of Alabama (the "SIDA"). As a result of the termination of the Terminated Reimbursement Agreement, the Terminated Bond Letter of Credit was replaced by a new approximately $6.1 million letter of credit (the "New Bond Letter of Credit") issued under the New Credit Facility. In addition, as a consequence of the IRB Financing, substantially all of the real and personal property used in SIMCALA's operations (including the Facility) is owned by the Montgomery IDB and leased to SIMCALA. See "Description of Other Indebtedness."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the issuance of the Exchange Notes pursuant to the Exchange Offer. The net proceeds to SAC from the sale of the Series A Notes were approximately $70.3 million after deducting underwriting discounts and offering expenses. The net proceeds from the sale of the Series A Notes, together with the Equity Contribution, have been used to fund the purchase price for the Acquisition, to repay certain indebtedness of the Company and to pay transaction fees and expenses and are being used for the Company's general corporate purposes.

     The following table sets forth the approximate amounts of the sources and uses of funds in connection with the Transactions, including the Offering:

                                                              (DOLLARS IN THOUSANDS)
SOURCES OF FUNDS:
Notes sold in the Offering..................................         $75,000
Equity Contribution(1)......................................          22,000
                                                                     -------
          Total Sources.....................................         $97,000
                                                                     =======
USES OF FUNDS:
The Acquisition.............................................         $66,703
Repayment of indebtedness(2)................................           9,159
Transaction fees and expenses(3)............................           6,000
General corporate purposes(4)...............................          15,138
                                                                     -------
          Total Uses........................................         $97,000
                                                                     =======

---------------

(1) Of the total Equity Contribution, CGW contributed $20.0 million and Senior Management collectively contributed $2.0 million.
(2) Consists of (i) term loan indebtedness outstanding under the Terminated Credit Facility the principal amount of which was payable in quarterly installments with the last of such installments payable on March 31, 2002 and which, as of March 31, 1998, accrued interest at the rate of approximately 8% per annum, and (ii) accrued interest thereon and fees. This term loan indebtedness was used to refinance certain indebtedness of the Company.
(3) Includes transaction fees and expenses of SAC and Holdings incurred in connection with the Transactions.
(4) The Company expects that a portion of the net proceeds of the Offering will be used to construct a fourth smelting furnace at the Facility and estimates that construction of the furnace will cost approximately $25.0 million. The Company anticipates that the balance of the construction costs will be funded by cash flow from the Company's operations during the construction period.

                                 CAPITALIZATION

     The following table sets forth, as of March 31, 1998, the capitalization of the Company after giving effect to the Transactions. This table should be read in conjunction with "The Transactions," "Description of the Notes," "Description of Other Indebtedness," "Unaudited Condensed Pro Forma Financial Information" and the Company's Financial Statements and the notes thereto appearing elsewhere herein.

                                                              AS OF MARCH 31, 1998
                                                              ---------------------
                                                                   (DOLLARS IN
                                                                   THOUSANDS)
Cash and cash equivalents...................................         $15,796
                                                                     =======
Current maturities of long-term obligations.................         $    90
                                                                     =======
Long-term obligations (net of current maturities):
  Industrial revenue bonds..................................         $ 6,000
  New Credit Facility.......................................              --
  Capital lease obligations.................................              83
  Notes 9 5/8% due 2006.....................................          75,000
                                                                     -------
          Total long-term obligations.......................          81,083
Stockholders' equity:
  Common stock, par value $.01 per share; 20,000 shares
     authorized; 10,889 shares issued and outstanding.......              --
  Additional paid-in capital................................          18,807
  Retained earnings.........................................              --
                                                                     -------
          Total stockholders' equity........................          18,807
          Total capitalization..............................         $99,890
                                                                     =======

              UNAUDITED CONDENSED PRO FORMA FINANCIAL INFORMATION

     The following Unaudited Condensed Pro Forma Financial Information of the Company is based on the historical financial statements of the Predecessor appearing elsewhere in this Prospectus, as adjusted to reflect the effects of the Transactions. The Unaudited Condensed Pro Forma Financial Information has been prepared to give effect to the Transactions, including the Acquisition, the Offering and the application of the net proceeds therefrom. The unaudited condensed pro forma statements of income for the year ended December 31, 1997 and the three months ended March 31, 1998 assume the Transactions occurred on January 1, 1997.

     The Unaudited Condensed Pro Forma Financial Information is not necessarily indicative of the Company's future results of operations or financial position and does not purport to indicate the Company's results of operations for the year ended December 31, 1997 and the three months ended March 31, 1998 had the Transactions been completed on January 1, 1997. In connection with the Acquisition, the purchase method of accounting was used to establish and record a new cost basis for the assets acquired and liabilities assumed. The allocation of the purchase price and acquisition costs to the assets acquired and liabilities assumed is preliminary at March 31, 1998 and is subject to change pending the finalization of appraisals and other studies of fair value and finalization of management's plans which may result in the recording of additional liabilities. The excess of the purchase price over preliminary fair market value of assets acquired and liabilities assumed was recorded as goodwill.

     The Unaudited Condensed Pro Forma Financial Information and the accompanying notes should be read in conjunction with the historical financial information pertaining to the Predecessor included in this Prospectus, including the Financial Statements of the Predecessor and the notes thereto. See "The Transactions," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNAUDITED CONDENSED PRO FORMA INCOME STATEMENTS

                                                               THREE MONTHS ENDED MARCH 31, 1998
                                                            ----------------------------------------
                                                                                          PRO FORMA
                                                            HISTORICAL    ADJUSTMENTS    AS ADJUSTED
                                                            ----------    -----------    -----------
                                                                     (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales.................................................   $14,854       $     --        $14,854
Cost of goods sold........................................    11,679            554(1)      12,233
                                                             -------       --------        -------
Gross profit (loss).......................................     3,175           (554)(1)      2,621
Selling and administrative expenses.......................     3,824            401(2)       4,225
                                                             -------       --------        -------
Operating loss............................................      (649)          (955)        (1,604)
Interest expense..........................................       314          1,759(3)       2,073
Other income, net.........................................       282             --            282
                                                             -------       --------        -------
Loss before provision for income taxes....................      (681)        (2,714)        (3,395)
Provision for income taxes................................      (100)          (918)(4)     (1,018)
                                                             -------       --------        -------
Net loss..................................................   $  (581)      $ (1,796)       $(2,377)
                                                             =======       ========        =======
OTHER DATA:
EBITDA(5)...............................................................................   $   105
EBITDA margin(6)........................................................................       0.7%
Depreciation and amortization...........................................................   $ 1,427
Capital expenditures....................................................................   $ 1,184
Cash interest expense...................................................................   $ 1,920
Ratio of EBITDA to cash interest expense(7).............................................        --
Ratio of earnings to fixed charges(8)...................................................        --
Ratio of net debt to pro forma EBITDA(9)................................................     622.6x

Cash flows from operating activities........................  $   327
Cash flows from investing activities........................  $(1,184)
Cash flows from financing activities........................       --

                                                                  YEAR ENDED DECEMBER 31, 1997
                                                            ----------------------------------------
                                                                                          PRO FORMA
                                                            HISTORICAL    ADJUSTMENTS    AS ADJUSTED
                                                            ----------    -----------    -----------
                                                                     (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales.................................................   $62,184       $     --        $62,184
Cost of goods sold........................................    47,972          2,217(1)      50,189
                                                             -------       --------        -------
Gross profit (loss).......................................    14,212         (2,217)(1)     11,995
Selling and administrative expenses.......................     2,846          1,606(2)       4,452
                                                             -------       --------        -------
Operating income (loss)...................................    11,366         (3,823)         7,543
Interest expense..........................................     1,710          6,583(3)       8,293
Other income, net.........................................       228             --            228
                                                             -------       --------        -------
Earnings (loss) before provision for income taxes.........     9,884        (10,406)          (522)
                                                             -------       --------        -------
Provision for income taxes................................     3,513         (3,144)(4)        369
                                                             -------       --------        -------
Net income (loss).........................................   $ 6,371       $ (7,262)       $  (891)
                                                             =======       ========        =======
OTHER DATA:
EBITDA(5)............................................................................      $13,762
EBITDA margin(6).....................................................................         22.1%
Depreciation and amortization........................................................      $ 5,991
Capital expenditures.................................................................      $ 2,075
Cash interest expense................................................................      $ 8,143
Ratio of EBITDA to cash interest expense(7)..........................................          1.7x
Ratio of earnings to fixed charges(8)................................................           --
Ratio of net debt to pro forma EBITDA(9).............................................         4.75x
Cash flows from operating activities.................................................      $ 6,556
Cash flows from investing activities.................................................      $(2,075)
Cash flows from financing activities.................................................           --

---------------

(1) Reflects the increase in annual depreciation expense resulting from purchase accounting adjustments which increase the depreciable basis of the property, plant and equipment acquired in the Acquisition.
(2) Reflects the increase in amortization expense resulting from the excess of the Cash Consideration over the estimated fair market value of the net assets acquired in the Acquisition as follows:

    Total estimated Cash Consideration..........................  $ 66,703,000
    Less:
      Carryover basis allocated to goodwill.....................    (1,373,410)
      Property, plant and equipment.............................   (55,000,000)
      Other assets acquired.....................................    (7,702,000)
    Plus:
      Liabilities assumed.......................................    25,962,000
      Estimated fees and expenses related to the Acquisition....     1,250,000
      Net deferred tax liability associated with the change in
         basis of assets........................................    10,302,711
                                                                  ------------
      Excess of Cash Consideration over estimated fair market
         value of the net assets acquired.......................  $ 40,142,301
                                                                  ============

     Pro forma amortization expense has been calculated based on the excess of the Cash Consideration over estimated fair market value of the net assets acquired amortized over a 25 year period using the straight-line method.

(3) Reflects interest expense on a going forward basis for (i) interest costs associated with the Notes; (ii) amortization of debt issuance costs related to the Offering; and (iii) interest costs associated with the existing indebtedness of the Company that will not be paid off in conjunction with the Transactions.

    Interest expense on the Notes...............................  $7,218,750
    Amortization of debt issuance costs.........................     593,750
                                                                  ----------
              Total interest expense related to new
               indebtedness.....................................   7,812,500
    Interest expense associated with existing indebtedness......  $  480,000
                                                                  ==========
    Pro forma interest expense..................................  $8,292,500
                                                                  ==========

    Interest on Notes is based on the rate of 9.625% per annum. The debt issuance costs are amortized over the eight year term of the Notes.
    Interest on the existing $6,000,000 indebtedness is based on the rate of 8% per annum.
(4) Reflects the tax effect of pro forma adjustments to earnings before provision for income taxes adjusted for non-deductible amortization of goodwill multiplied by the statutory income tax rate of 34%.
(5) "EBITDA" is defined as earnings (loss) from continuing operations before interest expense, income taxes, depreciation and amortization. While EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operations, both of which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information relating to the Company's ability to service indebtedness. EBITDA as presented herein is not necessarily comparable to EBITDA presented by other companies because not all companies define EBITDA similarly.
(6) EBITDA margin is EBITDA as a percentage of net sales.
(7) There was a deficiency of EBITDA to cover cash interest expense for the pro forma as adjusted three months ending March 31, 1998 of $1.8 million.
(8) For purposes of computing this ratio, earnings consist of earnings (loss) from continuing operations before provision for income taxes and fixed charges adjusted to exclude capitalized interest. Fixed charges consist of interest expense, whether expensed or capitalized, plus amortization of debt issuance costs and debt discount plus such portion of rental expense which is representative of the interest factor. The pro forma ratio of earnings to fixed charges was a deficiency of earnings to cover fixed charges of $522,000 and $3.4 million, for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively.
(9) In calculating the ratio of net debt to pro forma EBITDA, net debt equals long-term debt as of March 31, 1998, including the current portion, less cash and cash equivalents as of such date.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected financial information for the three months ended March 31, 1997 and March 31, 1998 has been derived from the unaudited financial statements of the Predecessor and are included elsewhere in this Prospectus. The selected financial information as of March 31, 1998 has been derived from the unaudited financial statements of the Company which are included elsewhere in this Prospectus. The selected financial information for the year ended December 31, 1997 and as of such date has been derived from the financial statements of the Predecessor which have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this Prospectus. The selected financial information for the year ended December 31, 1996 and as of such date has been derived from the financial statements of the Predecessor which have been audited by Crowe, Chizek and Company LLP, independent auditors, and are included elsewhere in this Prospectus. The selected financial information for the period from February 10, 1995 (date of inception) to December 31, 1995 and as of December 31, 1995 has been derived from the financial statements of the Predecessor which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The selected financial information for the period from January 1, 1995 to February 10, 1995 and the year ending December 31, 1994 has been derived from the unaudited financial statements of SiMETCO, a predecessor. The selected financial information for the year ended December 31, 1993 and as of such date has been derived from the audited financial statements of SiMETCO, a predecessor. In the opinion of management, the unaudited condensed statements of operations and cash flows included herein reflect all normal recurring accruals necessary for a fair statement of the results of the interim periods reflected. The selected financial information below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Predecessor's Financial Statements and the notes thereto appearing elsewhere herein.

                                  SIMETCO, INC.(1)                                 PREDECESSOR
                        ------------------------------------   ---------------------------------------------------
                                                               PERIOD FROM
                                                                FEB. 10,
                                                 PERIOD FROM   1995 (DATE                          THREE MONTHS
                              YEAR ENDED           JAN. 1,         OF           YEAR ENDED             ENDED
                             DECEMBER 31,          1995 TO     INCEPTION)      DECEMBER 31,          MARCH 31,
                        ----------------------    FEB. 10,     TO DEC. 31,   -----------------   -----------------
                          1993        1994          1995         1995(1)      1996      1997      1997      1998
                        --------   -----------   -----------   -----------   -------   -------   -------   -------
                                   (UNAUDITED)   (UNAUDITED)                                        (UNAUDITED)
                                              (DOLLARS IN THOUSANDS, EXCEPT OPERATING DATA)
  INCOME STATEMENT
  DATA:
Net sales............   $ 31,014     $31,127       $3,742        $31,523     $52,407   $62,184   $15,655   $14,854
Cost of goods sold...     29,864      30,310        3,314         32,391      42,798    47,972    12,225    11,679
                        --------     -------       ------        -------     -------   -------   -------   -------
Gross profit (loss)..      1,150         817          428           (868)      9,609    14,212     3,430     3,175
Selling and
  administrative
  expenses...........      2,241       1,749           66          1,599       1,923     2,846       682     3,824
                        --------     -------       ------        -------     -------   -------   -------   -------
Operating income
  (loss).............     (1,091)       (932)         362         (2,467)      7,686    11,366     2,748      (649)
Interest expense.....        776         800           72          1,111       1,511     1,710       415       314
Other (expense)
  income, net........       (861)       (211)          --            359         444       228        30       282
                        --------     -------       ------        -------     -------   -------   -------   -------
Earnings (loss)
  before provision
  for income taxes...     (2,728)     (1,943)         290         (3,219)      6,619     9,884     2,363      (681)
Provision for income
  taxes..............         --          --           --             --       1,169     3,513       793      (100)
                        --------     -------       ------        -------     -------   -------   -------   -------
Earnings (loss) from
  continuing
  operations before
  cumulative effect
  of a change in
  accounting
  principle..........     (2,728)     (1,943)         290         (3,219)      5,450     6,371     1,570      (581)

                                  SIMETCO, INC.(1)                                 PREDECESSOR
                        ------------------------------------   ---------------------------------------------------
                                                               PERIOD FROM
                                                                FEB. 10,
                                                 PERIOD FROM   1995 (DATE                          THREE MONTHS
                              YEAR ENDED           JAN. 1,         OF           YEAR ENDED             ENDED
                             DECEMBER 31,          1995 TO     INCEPTION)      DECEMBER 31,          MARCH 31,
                        ----------------------    FEB. 10,     TO DEC. 31,   -----------------   -----------------
                          1993        1994          1995         1995(1)      1996      1997      1997      1998
                        --------   -----------   -----------   -----------   -------   -------   -------   -------
                                   (UNAUDITED)   (UNAUDITED)                                        (UNAUDITED)
                                              (DOLLARS IN THOUSANDS, EXCEPT OPERATING DATA)
Loss on disposal of
  discontinued
  operations.........       (182)         --           --             --          --        --        --        --
                        --------     -------       ------        -------     -------   -------   -------   -------
Earnings (loss)
  before cumulative
  effect of change in
  accounting
  principle..........     (2,910)     (1,943)         290         (3,219)      5,450     6,371     1,570      (581)
                        --------     -------       ------        -------     -------   -------   -------   -------
Cumulative effect on
  prior years of a
  change in
  accounting for
  post-retirement
  benefits other than
  pensions...........     (9,292)         --           --             --          --        --        --        --
                        --------     -------       ------        -------     -------   -------   -------   -------
Net income (loss)....   $(12,202)    $(1,943)      $  290        $(3,219)    $ 5,450   $ 6,371   $ 1,570   $  (581)
                        ========     =======       ======        =======     =======   =======   =======   =======
OTHER DATA:
  (UNAUDITED)
EBITDA(2)............                                            $(1,038)    $ 9,723   $13,762   $ 3,202   $   104
EBITDA margin(3).....                                               (3.3)%      18.6%     22.1%     20.5%      0.7%
Depreciation and
  amortization.......                                            $ 1,070     $ 1,593   $ 2,167   $   424   $   471
Capital
  expenditures.......                                            $ 4,154     $ 6,913   $ 2,075   $   438   $ 1,184
Cash interest
  expense............                                            $   929     $ 1,238   $ 1,560   $   421   $ 1,920
Ratio of EBITDA to
  cash interest
  expense(4).........                                                 --         7.9x      8.8x      7.6x       --
Ratio of earnings to
  fixed charges(5)...                                                 --         4.8x      5.9x      6.5x       --
Cash flows from
  operating
  activities.........                                            $(1,408)    $ 9,235   $ 9,995   $   992   $ 1,168
Cash flows from
  investing
  activities.........                                            $(4,154)    $(6,913)  $(2,075)  $  (438)  $(1,184)
Cash flows from
  financing
  activities.........                                            $ 2,785     $(2,144)  $(7,472)  $  (119)  $    39
OPERATING DATA:
  (UNAUDITED)
Silicon metal
  production (in
  metric tons).......     23,435      23,987        2,395         25,669      33,373    37,094     9,076     9,110
Average sales price
  per metric ton.....   $  1,388     $ 1,366       $1,410        $ 1,436     $ 1,641   $ 1,723   $ 1,743   $ 1,661
Average cost per
  metric ton.........   $  1,419     $ 1,415       $1,481        $ 1,529     $ 1,358   $ 1,279   $ 1,320   $ 1,279

                                                   SIMETCO,
                                                    INC.(1)                PREDECESSOR               COMPANY
                                               -----------------   ---------------------------   ---------------
                                                     AS OF
                                                 DECEMBER 31,          AS OF DECEMBER 31,
                                               -----------------   ---------------------------   AS OF MARCH 31,
                                                1993      1994      1995      1996      1997          1998
                                               -------   -------   -------   -------   -------   ---------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)....................  $   483   $(4,069)  $(2,926)  $(3,347)  $   885      $ 20,446
Total assets.................................   13,356    12,342    24,217    30,581    33,663       122,667
Long-term debt, less current portion.........       --     2,219    12,014    13,207    12,763        81,083
Mandatorily redeemable preferred stock.......       --        --     3,000        --        --            --

---------------

(1) On February 10, 1995, the Company acquired the Facility from SiMETCO. At such time, SiMETCO was operating the Facility as a debtor-in-possession under Chapter 11 of the Bankruptcy Code. In connection with the acquisition of the Facility, the Company (i) paid a purchase price of approximately $2.8 million to the estate of SiMETCO, (ii) assumed approximately $7.9 million of vendor indebtedness, accrued expenses and other indebtedness, (iii) incurred $6.0 million of additional indebtedness and (iv) issued $3.0 million of its Series A Preferred Stock to the estate of SiMETCO. In June 1996, the Series A Preferred Stock was converted into a non-interest bearing note, which the Company has repaid in full. See "Certain Transactions -- Transactions with CGW, its Affiliates and Certain Stockholders" and Notes 6 and 12 to the Predecessor's Financial Statements.
(2) "EBITDA" is defined as earnings (loss) from continuing operations before interest expense, income taxes, depreciation and amortization. While EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operations, both of which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information relating to the Company's ability to service indebtedness. EBITDA as presented herein is not necessarily comparable to EBITDA presented by other companies because not all companies define EBITDA similarly.
(3) EBITDA margin is EBITDA as a percentage of net sales.
(4) There was a deficiency of EBITDA to cover cash interest expense for the three months ended March 31, 1998 of $0.06 million.
(5) For purposes of computing this ratio, earnings consist of earnings (loss) from continuing operations before provision for income taxes and fixed charges adjusted to exclude capitalized interest. Fixed charges consist of interest expense, whether expensed or capitalized, plus amortization of debt issuance costs and debt discount plus such portion of rental expense which is representative of the interest factor. There was a deficiency of earnings to cover fixed charges of $2.7 million, $1.9 million, $3.3 million and $0.7 million in the year ended December 31, 1993, the year ended December 31, 1994, the period from February 10, 1995 to December 31, 1995 and the three months ended March 31, 1998, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion and analysis of the results of operations and financial condition of the Company covers periods prior to consummation of the Acquisition on March 31, 1998. Accordingly, the discussion and analysis of such periods does not reflect the significant impact that the Transactions has had and will have on the Company. See the discussion below under "Liquidity and Capital Resources" for further discussion of certain effects that the Transactions may have on the Company.

     SIMCALA was incorporated in 1994 and acquired the Facility from SiMETCO on February 10, 1995. At the time of the acquisition, SiMETCO was operating the Facility as a debtor-in-possession under Chapter 11 of the Bankruptcy Code. Under SiMETCO's ownership, the Facility's operating potential was limited due to high operating costs, low capacity utilization and an ineffective marketing strategy. Through SIMCALA's management, operating costs have declined, capacity utilization has increased and a more focused marketing strategy has been implemented.

     Under SiMETCO's ownership, the Facility produced primarily low grade silicon metal for the secondary aluminum market. The new management team has successfully repositioned the Company as a manufacturer of high grade silicon metal for the chemical and specialty aluminum markets. Historically, higher grade silicon metal has yielded higher profit margins and been subject to less demand and price volatility than lower grade silicon metal.

     At the time that SIMCALA acquired the Facility, only two of the three silicon metal smelting furnaces were operating. Management immediately began to rebuild the non-operating furnace and, in the third quarter of 1995, this furnace was successfully recommissioned and began operating. In addition, a refurbishment of the other two furnaces was completed by the fourth quarter of 1996. The recommissioning of the third furnace and the refurbishment of the remaining two, resulted in a 55% increase in production from 1994 to 1997. Despite the addition of a third operating furnace, employee headcount remained constant at approximately 170.

     The principal cost components in the production of silicon metal are electricity, carbon electrodes, quartz, coal, charcoal and woodchips. Electricity is the largest cost component, comprising 25.5% and 24.4% of cost of goods sold in 1997 and the three months ended March 31, 1998, respectively. The balance of raw materials, consisting of electrodes, quartz, coal/charcoal and woodchips, represented 14.4% and 14.3%, 3.6% and 3.7%, 12.6% and 12.2%, and 8.1%
and 8.2% of cost of goods sold, respectively, in 1997 and the three months ended March 31, 1998, respectively. In addition, labor comprised 13.3% and 13.7% of cost of goods sold in 1997 and the three months ended March 31, 1998, respectively. The Company has a five-year contract with APCo through the year 2000 for the provision of electrical power. Power rates have remained steady for the last three years and are not expected to increase for the remaining life of the contract.

     When the Facility was constructed in 1976, it was designed to support a fourth smelting furnace. For example, the main electrical power supply, as well as the non-contact cooling water system, can accommodate a fourth furnace. This potential expansion is believed by the Company to be the most cost competitive "brownfield" expansion opportunity in the United States. Because the Facility is designed to accommodate a fourth smelting furnace, construction of the furnace can be accomplished for $7.0 million to $10.0 million less than, and approximately one year of construction time less than the construction cost and time that would have been required if the Facility were not designed to support a fourth furnace. The expansion will increase the Company's production capacity from 36,000 metric tons to 48,000 metric tons per year. After the expansion, management believes that the Facility will be the second largest silicon metal production facility in the world.

     From 1987 to 1997, demand for silicon metal in the United States increased at an average annual rate of approximately 7.7% (on a non-compounded basis). This increase was driven by an average annual rate of growth of approximately 10.1% (on a non-compounded basis) in the United States chemical market. While the aluminum market has also grown during this period, demand for chemical grade silicon metal has increased 73.8% and, in 1997, chemical grade silicon metal represented approximately 55.0% of the silicon metal consumed in the United States. The major factors contributing to the growth of the chemical market are
(i) the introduction of new silicones based product applications (such as emulsions, release agents and sealants) and (ii) the displacement of petrochemical based products (such as lubrication and hydraulic fluids). The growth in the aluminum market is primarily attributable to the increased use of aluminum in the transportation industry.

     CRU projects that the historical growth trends in both the chemical and aluminum markets will continue. CRU expects that the most rapid growth in demand will occur in the consumption of electronic grade silicon metal, with this growth in demand primarily driven by the semi-conductor industry.

     The following table sets forth certain information regarding the Company's production levels and product mix for the period from February 10, 1995 to December 31, 1995, the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998:

                                               PERIOD
                                                FROM
                                            FEBRUARY 10,
                                                1995
                                              (DATE OF                               THREE
                                             INCEPTION)         YEAR ENDED           MONTHS
                                                 TO            DECEMBER 31,          ENDED
                                            DECEMBER 31,      ---------------      MARCH 31,
                                                1995           1996     1997          1998
                                          -----------------   ------   ------   ----------------
                                                             (IN METRIC TONS)
Silicon metal production................       25,669         33,373   37,094         9,110
Chemical grade silicon metal
  production............................       11,603         14,275   20,257         6,728
Specialty aluminum grade silicon
  metal production......................        6,350          9,979   10,304         1,397

RESULTS OF OPERATIONS

     The following table sets forth certain of the Company's statement of operations information as a percentage of net sales during the period from February 10, 1995 to December 31, 1995, the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998:

                                           PERIOD
                                            FROM
                                        FEBRUARY 10,
                                            1995
                                     (DATE OF INCEPTION)      YEAR ENDED        THREE MONTHS
                                             TO              DECEMBER 31,     ENDED MARCH 31,
                                        DECEMBER 31,        --------------    ----------------
                                            1995            1996     1997      1997      1998
                                     -------------------    -----    -----    ------    ------
Net sales..........................         100.0%          100.0%   100.0%   100.0%    100.0%
Cost of goods sold.................         102.8            81.7     77.1     78.1      78.6
                                            -----           -----    -----    -----     -----
Gross profit (loss)................          (2.8)           18.3     22.9     21.9      21.4
Selling and administrative
  expenses.........................           5.1             3.7      4.6      4.4      25.7
                                            -----           -----    -----    -----     -----
Operating income (loss)............          (7.9)           14.6     18.3     17.5      (4.3)
Interest expense...................           3.5             2.9      2.7      2.7       2.1
Other income, net..................           1.1             0.9      0.4      0.2       1.9
                                            -----           -----    -----    -----     -----
Earnings (loss) before provision
  for income taxes.................         (10.3)           12.6     16.0     15.0      (4.5)
Provision for income taxes.........            --             2.2      5.7      5.1      (0.7)
                                            -----           -----    -----    -----     -----
Net income (loss)..................         (10.3)%          10.4%    10.3%     9.9%     (3.8)%
                                            =====           =====    =====    =====     =====

  Three Months Ended March 31, 1998 Compared to Three Months Ended March 31,
1997

     Net Sales. Net sales decreased 5.1%, to $14.9 million in the first quarter of 1998 from $15.7 million in the first quarter of 1997 due principally to decreased selling prices in domestic silicon metal markets. Production increased 0.4% to 9,110 metric tons in the first quarter of 1998 from 9,076 metric tons in the first quarter of 1997 due to improved efficiency and scrap recovery in the silicon smelting process.

     Gross Profit. Gross profit decreased 7.4%, to $3.2 million in the first quarter of 1998 from $3.4 million in the first quarter of 1997. Gross profit margin decreased to 21.4% in the first quarter of 1998 from 21.9% in the first quarter of 1997. These decreases were principally due to decreased selling prices in domestic silicon metal markets offset slightly by decreased production costs and improved operating efficiencies realized in the silicon metal production process.

     Selling and Administrative Expenses. Selling and administrative expenses increased 460.7% to $3.8 million in the first quarter of 1998 from $0.7 million in the first quarter of 1997, primarily due to a bonus paid to management related to the exercise of options of $1.5 million and the recognition of compensation expenses of $0.9 million related to certain stock options. In addition, the Company incurred increases in health insurance costs and franchise taxes.

     Operating Income. Operating income decreased 123.6% to a $0.7 million loss in the first quarter of 1998 from $2.7 million in the first quarter of 1997, while the operating margin decreased to a loss of 4.4% from 17.6% for the same periods. Excluding the bonus costs discussed above recorded in the first quarter of 1998, operating income decreased 62.6% to $0.8 million in the first quarter of 1998 from $2.7 million in the first quarter of 1997, while the operating margin decreased to 5.4% from 17.6% for the same periods.

     Interest Expense. Interest expense decreased 24.3% to $0.3 million in the first quarter of 1998 from $0.4 million in the first quarter of 1997 principally due to lower average outstanding borrowing under the Company's credit facilities. As a result of the substantial indebtedness incurred in connection with the Acquisition, in the future the Company's interest expense will have a greater proportionate impact on net income in comparison to pre-acquisition periods.

     Other Income, Net. Other income, net increased 840.0% to $0.3 million in the first quarter of 1998 from $0.03 million in the first quarter of 1997 primarily due to increased benefits associated with the State of Alabama's Mercedes Act which allows the Company to retain and recognize the state taxes withheld from employees as income.

     Provision for Income Taxes. Provision for income taxes decreased to a benefit of $0.1 million in the first quarter of 1998 from a provision of $0.8 million in the first quarter of 1997. This decrease was primarily due to the decrease in taxable income from $2.4 million in 1997 to a loss of $.7 million in 1998.

     Net Income. As a result of the above factors, net income decreased to a loss of $0.6 million in the first quarter of 1998 from $1.6 million in the first quarter of 1997.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net Sales. Net sales increased 18.7%, to $62.2 million in 1997 from $52.4 million in 1996. The increase was principally due to increased production from furnaces #1 and #3 which were refurbished in the third and fourth quarters of 1996 and, as a result, operated at or near full capacity during 1997. Production increased 11.1%, to 37,094 metric tons in 1997 from 33,373 metric tons in 1996. Increased sales of higher priced chemical grade silicon metal, as well as increased sales of microsilica, also contributed to this increase.

     Gross Profit. Gross profit increased 47.9%, to $14.2 million in 1997 from $9.6 million in 1996. Gross margin increased to 22.9% in 1997 from 18.3% in 1996 primarily as a result of increased sales of higher margin chemical grade silicon metal and the continuation of improved operating efficiencies. In this regard, the fixed components of cost of goods sold remained relatively unchanged from 1996 to 1997. However, variable components did increase as a result of higher production volumes.

     Selling and Administrative Expenses. Selling and administrative expenses increased 47.4%, to $2.8 million in 1997 from $1.9 million in 1996. This increase was principally due to professional fees incurred in 1997 in connection with the Company's consideration of various strategic business alternatives, offset in part by a decrease in bad debt expense. The Company maintains credit insurance which reduces the risk of loss related to bad debts. In addition, selling and administrative expenses increased in 1997 primarily due to compensation expense recorded in connection with the Company's variable stock option plan.

     Operating Income. As a result of the above factors, operating income increased $3.7 million, to $11.4 million in 1997 from $7.7 million in 1996. As a percentage of net sales, operating income increased to 18.3% in 1997 from 14.6% in 1996.

     Interest Expense. Interest expense increased 13.3%, to $1.7 million in 1997 from $1.5 in 1996. This increase was primarily the result of interest costs associated with the repayment of certain non-interest bearing indebtedness of the Company in 1997, offset by decreased average levels of indebtedness used to fund the Company's operations. See Notes 5 and 6 to the Company's Financial Statements.

     Other Income, Net. Other income, net decreased 48.6%, to $228,000 in 1997 from $444,000 in 1996 primarily as a result of the Company's receipt of approximately $200,000 of insurance proceeds for losses resulting from hurricane damage in 1996.

     Provision for Income Taxes. Provision for income taxes increased to $3.5 million in 1997 from $1.2 million in 1996. The Company's effective tax rate was 35.5% in 1997 compared to 17.7% in 1996. This increase in the effective tax rate resulted primarily from the Company's reduction of its deferred tax valuation allowance by approximately $1.1 million in 1996.

     Net Income. As a result of the above factors, net income increased $1.0 million, to $6.4 million in 1997 from $5.4 million in 1996. As a percentage of net sales, net income remained unchanged.

  Year Ended December 31, 1996 Compared to the Period from February 10, 1995 to December 31, 1995

     Net Sales. Net sales increased 66.3%, to $52.4 million in 1996 from $31.5 million in 1995. The increase was due primarily to the effects of the recommissioning of furnace #2 in the third quarter of 1995, which operated during all of 1996, the completion of the refurbishment of furnaces #1 and #3 in the third and fourth quarters of 1996, and the resulting increase in production. Sales at newly established price levels to major customers and a shift to higher priced grades of silicon metal also contributed to the increase.

     Gross Profit. Gross profit increased to $9.6 million in 1996 from a loss of $868,000 in 1995. Gross margin increased to 18.3% in 1996 from a loss of 2.8% in 1995. The increase was attributable to increased net sales, particularly with respect to higher margin products, and significantly improved operating efficiencies. The greater operating efficiencies were achieved primarily as a result of the refurbishment of two furnaces and the solution of production problems resulting from the inaccuracy of the Company's raw material mix system and higher than normal electrode consumption.

     Selling and Administrative Expenses. Total selling and administrative expenses increased 18.8%, to $1.9 million in 1996 from $1.6 million in 1995. The increase was principally attributable to increased selling expenses resulting from the hiring of a salesperson. As a percentage of net sales, selling and administrative expenses decreased to 3.7% in 1996 from 5.1% in 1995.

     Operating Income. As a result of the above factors, operating income increased $10.2 million, to $7.7 million in 1996 from a loss of $2.5 million in 1995.

     Interest Expense. Interest expense increased 36.4%, to $1.5 million in 1996 from $1.1 million in 1995. This increase was primarily the result of increased levels of indebtedness used to fund the Company's operations.

     Other Income, Net. Other income, net increased 23.7%, to $444,000 in 1996 from $359,000 in 1995. The principal reason for this increase was the Company's receipt of approximately $200,000 of insurance proceeds for losses resulting from hurricane damage in 1996.

     Provision for Income Taxes. Provision for income taxes increased to $1.2 million in 1996 from no provision in 1995, as a result of the Company's profitability in 1996 as compared with a loss in 1995 and recording a valuation allowance in 1995. This valuation allowance was reversed in 1996. The Company's effective tax rate was 17.7% in 1996.

     Net Income. As a result of the above factors, net income increased $8.6 million, to $5.4 million in 1996 from a net loss of $3.2 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are cash flow from operations, borrowings under the New Credit Facility and a portion of the net proceeds from the Offering. The Company's principal uses of liquidity are to fund operations, meet debt service requirements and finance the Company's planned capital expenditures, including the construction of a fourth smelting furnace.

     The Company's cash flows from its operations are influenced by selling prices of its products and raw materials costs, and are subject to moderate fluctuation due to market supply factors driven by imports. The Company's silicon metal business experiences price fluctuations principally due to the competitive nature of one of its market, the secondary aluminum market. Historically, the Company's microsilica business has been affected by the developing nature of the markets for this product. Average transaction selling prices for the Company's microsilica in the first quarter of 1998 were very near the average transaction selling prices at the end of the first quarter of 1997.

     Depreciation and amortization is expected to increase significantly in the future as a result of the Acquisition, which was accounted for under the purchase method of accounting.

     For the three months ended March 31, 1997 and March 31, 1998, net cash provided by operating activities was $992,000 and $1.2 million, respectively. Net cash used in investing activities increased to $1.2 million for the three months ended March 31, 1998 from $438,000 for the three months ended March 31, 1997. This increase was primarily a result of the Company purchasing additional production equipment. For the three months ended March 31, 1998, financing activities provided net cash of $39,000 compared to $119,000 of net cash used in financing activities for the three months ended March 31, 1997. This decrease in net cash used in financing activities was principally the result of larger debt payments made during 1997.

     In 1996 and 1997, net cash provided by operating activities was $9.2 million and $10.0 million, respectively. Net cash used in investing activities decreased to $2.1 million in 1997 from $6.9 million in 1996. This decrease was primarily a result of a decrease in the level of investment by the Company in property, plant and equipment. Net cash used in financing activities increased to $7.5 million in 1997 from $2.1 million in 1996. This increase was principally a result of (i) the net repayment of $3.2 million of indebtedness outstanding under the Company's revolving line of credit, (ii) the repayment of $12.8 million of other indebtedness, (iii) the redemption of the Company's Series B Preferred Stock, par value $1.00 per share, for $1.5 million, (iv) a payment to stockholders of $2.3 million and (v) the payment of a $270,000 preferred stock dividend, all of which was offset by the Company's borrowing of $13.0 million of term loan indebtedness under the Existing Credit Facility.

     In April 1997, the Company entered into the Existing Credit Facility, which provided for (i) a $5.0 million revolving line of credit, including a $1.5 million letter of credit subfacility, which terminates on June 30, 1998, and
(ii) a $13.0 million term loan which requires repayment of principal in quarterly installments with the last of such installments payable on March 31, 2002. As of December 31, 1997, $9.0 million principal amount of such term loan indebtedness was outstanding, and it accrued interest at a LIBOR-based, variable interest rate equal to approximately 8.4% per annum. Borrowings under the revolving line of credit are limited to 85% of eligible accounts receivable and 60% of eligible inventory, each as defined in the Existing Credit Agreement. As of December 31, 1997, no amounts were outstanding under the revolving line of credit and the Company had availability thereunder equal to approximately $5.0 million.

     Pursuant to the Bond Loan Agreement (as defined herein) the Company has agreed to pay the principal of, premium, if any, and interest on, the IRBs, which mature on December 1, 2019. Interest on the IRBs, which is payable monthly, currently accrues at a rate which is reset every seven days as determined by Merchant Capital, L.L.C., the remarketing agent for the IRB Financing (the "Remarketing Agent"), based on its evaluation of certain factors including, among others, market interest rates for comparable securities, other financial market rates and indices, general financial market conditions, the credit standing of SIMCALA and the bank issuing the letter of credit which provides credit support for the IRBs, and other relevant facts regarding the Facility ("Rate Determination Factors"). However, interest borne by the IRBs cannot exceed the lower of 15% per annum and the maximum rate per annum specified in any letter of credit which provides credit support for the IRBs. As of March 31, 1998, interest on the IRBs accrued at a rate equal to approximately 5.8% per annum. As part of the IRB Financing, the Company is required to provide the $6.1 million Existing Bond Letter of Credit to the Bond Trustee as credit support for the IRBs. As of March 31, 1998, no drawings were outstanding under the Existing Bond Letter of Credit.

     In the ordinary course of its business, the Company expects to make annual capital expenditures aggregating approximately $3.0 million to $4.0 million. The Company anticipates that these capital expenditures will be made for routine maintenance of the smelting furnaces, air abatement equipment and other equipment used in its operations. In addition, the Company expects that approximately $16.3 million of the net proceeds of the Offering will be used to construct a fourth smelting furnace at the Facility and estimates that construction of the furnace will cost a total of approximately $25.0 million. The Company anticipates that the balance of the construction costs will be funded by cash flow from the Company's operations during the construction period.

     As of March 31, 1998, the Company had entered into contracts totaling approximately $1.0 million for the construction of certain production equipment and had a commitment to purchase lumber totaling approximately $145,000. The Company is involved in litigation arising in the normal course of business. Management believes that the ultimate resolution of such litigation will not have a material adverse effect on the financial statements.

     In connection with the Acquisition, the Company replaced the Existing Credit Facility and the Reimbursement Agreement with the New Credit Facility. The New Credit Facility consists of a $15.0 million revolving credit facility which provides availability for borrowings and letters of credit. Revolving loans will bear interest at a variable rate equal, at the option of the Company, to (i) a LIBOR-based rate plus a margin of up to 2.25% per annum or (ii) the base rate (defined to mean the higher of (a) the publicly announced "prime rate" of the agent thereunder and (b) a rate tied to the rates on overnight Federal funds transactions with members of the Federal Reserve System) plus a margin of up to 1.25% per annum. In addition, the Existing Bond Letter of Credit, which was issued for the account of the Company to the Bond Trustee as credit support for the IRBs, was replaced by the $6.1 million New Bond Letter of Credit issued under the New Credit Facility. Drawings under letters of credit (including the New Bond Letter of Credit) which are not promptly reimbursed by the Company will accrue interest at a variable rate equal to the base rate plus a margin of up to 3.25% per annum.

     As of March 31, 1998, the Company had $81.1 million of long term indebtedness, $15.0 million of availability under the New Credit Facility (as such availability is reduced by the issuance of the $6.1 million New Bond Letter of Credit thereunder) and $15.8 million in cash.

     The Company's ability to make scheduled payments of principal of, or to pay the interest or Liquidated Damages, if any, on, or to refinance, its indebtedness (including the Notes), or to fund planned capital expenditures will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Based upon the current level of operations, management believes that cash flow from operations and available cash, together with availability under the New Credit Facility, will be adequate to meet the Company's future liquidity needs for at least the next two years. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available under the New Credit Facility in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or to fund its other liquidity needs, including the construction of a fourth smelting furnace. In addition, the Company may need to refinance all or a portion of the principal of the Notes on or prior to maturity. There can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms or at all. See "Risk Factors -- Significant Leverage and Debt Service."

     Moreover the New Credit Agreement imposes restrictions on the Company's ability to make capital expenditures and both the Credit Agreement and the Indenture limit the Company's ability to incur additional indebtedness. Such restrictions, together with the highly leveraged nature of the Company, could limit the Company's ability to respond to market conditions, to make capital expenditures, to provide for unanticipated capital investments or to take advantage of business opportunities. The covenants contained in the New Credit Agreement also, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur guarantee obligations, repay the Notes, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in acquisitions or consolidations, make capital expenditures or engage in certain transactions with affiliates, and otherwise restrict corporate activities. The covenants contained in the indenture also impose restrictions on the operation of the Company's business.

NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130) and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 establishes standards for the reporting and displaying of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in financial reports issued to stockholders. The Company adopted SFAS 130 effective January 1, 1998. The adoption of this standard did not have an effect on its financial statements. Comprehensive income equaled net income for the three months ending March 31, 1998. SFAS 131 will be adopted by the Company in its annual financial statements for 1998. The adoption of this standard is not expected to significantly impact the Company's financial statements.

YEAR 2000

     The Company uses several application programs written over many years using two-digit year fields to define the applicable year, rather than four-digit year fields. Programs that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This misinterpretation of the year could result in an incorrect computation or a computer shutdown.

     The Company has identified the systems that could be affected by the year 2000 issue and is developing a plan to resolve the issue. The plan contemplates, among other things, the replacement or modification of existing data processing systems as necessary. Management has estimated the costs associated with the implementation of the plan to be approximately $50,000.

                                    BUSINESS

THE COMPANY

     The Company is a leading domestic manufacturer of silicon metal which is used in the chemical and aluminum industries. Silicon metal is an essential raw material used by the chemical industry to produce silicones and polysilicon and by the aluminum industry primarily as an alloying agent. The Company produces and sells higher margin chemical grade and specialty aluminum grade silicon metal, both of which contain the highest concentrations of silicon and the lowest levels of impurities when compared to lower grades of silicon metal. In 1997, approximately 55% and 45% of the silicon metal consumed in the United States was consumed by the chemical industry and the aluminum industry, respectively. Silicones are the basic ingredient used in numerous consumer products, including lubricants, cosmetics, shampoos, gaskets, building sealants, automotive hoses, water repellent fluids and high temperature paints and varnishes. Polysilicon is an essential raw material used in the manufacture of silicon wafers for semi-conductor chips and solar cells. Aluminum containing silicon metal as an alloy can be found in a variety of automobile components, including engine pistons, housing and cast aluminum wheels. Management believes that there are no commercially feasible substitutes for silicon metal in either the chemical or aluminum industries. In addition to silicon metal, the Company produces microsilica, a co-product of the silicon metal smelting process. Microsilica is a strengthening and filler agent which has applications in the refractory, concrete, fibercement, oil exploration and minerals industries.

     The Company is one of the three largest manufacturers, in terms of volume, of silicon metal in the United States, and its Facility, located in Mt. Meigs, Alabama is the nation's second largest in terms of capacity. The Facility is the newest greenfield silicon metal manufacturing facility in the United States and is strategically located near abundant supplies of high quality raw materials necessary for the production of high grade silicon metal. SIMCALA intends to use a portion of the net proceeds of the Offering to expand the Facility by constructing a fourth smelting furnace and the Company believes that after this expansion, the Facility will be the second largest silicon metal production facility in the world. The Company believes that the increased capacity resulting from the construction of a fourth furnace will enable it to benefit from levels of demand for silicon metal in the Western Industrialized Nations which CRU estimates will exceed currently known sources of supply through 2005. Upon completion of the fourth furnace, the Company's production capacity will increase by approximately 12,000 metric tons to approximately 48,000 metric tons per year.

     The Company is one of the most cost efficient silicon metal manufacturers in the world, as measured by operating cost per metric ton of silicon metal sold. The Company estimates that it held a market share of approximately 13% of the total United States chemical market and approximately 13% of the total United States aluminum market in 1997, based on metric tons of silicon metal sold. In 1997, the Company had net sales and EBITDA of $62.2 million and $13.8 million, respectively. For the three months ended March 31, 1998, the Company had net sales and EBITDA of $14.8 million and $0.1 million, respectively.

RECENT HISTORY AND TURNAROUND

     SIMCALA was incorporated in 1994 and acquired the Facility from SiMETCO on February 10, 1995. At the time of the acquisition, SiMETCO was operating the Facility as a debtor-in-possession under Chapter 11 of the Bankruptcy Code. Under SiMETCO's management, the Facility was underutilized and inefficient and consistently incurred operating losses as a result of poor management and a focus on the lower margin, less stable secondary aluminum business. Immediately after the acquisition of the Facility, the Company hired C. Edward Boardwine, its current Chief Executive Officer. Mr. Boardwine installed a new senior management team which implemented a major turnaround program aimed at increasing the operating efficiency of the Facility and focusing on the production and effective marketing of higher margin chemical grade and specialty aluminum grade silicon metal. The Company's turnaround program included the following:

     - Increased Production. The Company increased production by improving the efficiency and yield of two furnaces that were operating when the acquisition of the Facility occurred and by recommissioning a third furnace that was not operational at the time of the Facility's acquisition. From 1994 to 1997, the Facility's annual production volume increased approximately 55%, from approximately 24,000 metric tons to approximately 37,100 metric tons.

     - Customer Relationships. The Company established relationships with the major consumers of higher margin chemical grade and specialty aluminum grade silicon metal. As part of this effort, the Company sought and obtained key customer certifications, requiring it to demonstrate the ability to consistently meet customers' proprietary quality and sizing requirements. The Company is currently a certified supplier of chemical grade silicon metal to G.E. Silicones and Dow Corning, the two largest consumers of chemical grade silicon metal in the United States, and a certified supplier of specialty aluminum grade silicon metal to Alcan and Alumax. Production of chemical grade, primary aluminum grade and secondary aluminum grade silicon metal at the Facility changed from 29.6%, 15.1% and 55.3%, respectively, of total net sales in 1994 to 55%, 28.2% and 16.8%, respectively, of total net sales in 1997. This change in product mix has significantly increased the Company's profitability.

     - Facility Modernization. In 1996, the Company completed a $12.0 million facility modernization program pursuant to which all the Company's production and air abatement equipment was rebuilt. This program modernized the Facility and resulted in improved operating efficiency and greater consistency in the production of chemical and specialty aluminum grade silicon metal. To further enhance operating reliability, the Company is in the process of upgrading its raw material handling equipment.

     - Supplier Relationships. The Company discontinued relationships with suppliers of lower grade raw materials and established relationships with suppliers of higher quality raw materials in order to secure a reliable, long-term source of the ingredients necessary to produce high quality silicon metal. By using high quality raw materials, the Company has been able to decrease the levels of impurities in the silicon metal it produces, resulting in more efficient production of a consistently high quality product.

     - Workforce Efficiency. The Company improved the efficiency of its workforce by creating performance based incentives and establishing technical training programs. In addition, despite recommissioning a third furnace in the third quarter of 1995, the number of employees at the Facility from 1994 to 1997 remained constant at approximately 170 (consisting of approximately 124 hourly employees and 46 salaried employees). Consequently, the amount of silicon metal produced per hourly employee at the Facility improved from approximately 210 metric tons in 1994 to approximately 299 metric tons in 1997.

     As a result of the foregoing measures, net sales doubled to $62.2 million in 1997 from $31.1 million in 1994. During that period, EBITDA increased to $13.8 million from a loss of $3.0 thousand. In addition, operating cost per metric ton of silicon metal produced at the Facility decreased 9.6%, to $1,279.0 in 1997 from $1,415.0 in 1994.

COMPETITIVE STRENGTHS

     The Company believes that it has a strong competitive position attributable to a number of factors, including the following:

     - Preferred Supplier Status with Key Customers. SIMCALA has satisfied rigorous qualification requirements with its primary customers who purchase chemical grade and specialty aluminum grade silicon metal. Satisfying these requirements may take up to two years. As a result, the Company believes that these rigorous qualification requirements constitute a significant barrier to entry into the high grade silicon metal market.

     - Low Cost Producer. As a result of the major turnaround program executed by the current management team, the Company has been recognized by CRU as among the five most cost efficient silicon metal manufacturers in the world, as measured by cost per metric ton of silicon metal produced.

     - Production Facilities. The Facility has recently undergone an extensive facility modernization program which has resulted in improved operational efficiency and greater consistency in the production of chemical and specialty aluminum grade silicon metal. In addition, the Facility was originally designed to support the addition of a fourth smelting furnace, allowing the Company to increase capacity at a relatively low cost and in a relatively short time, without significantly disrupting operations.

     - Experienced, Highly Qualified Management Team. SIMCALA has assembled a highly qualified management team with over 75 years of combined experience in the silicon metal business. In particular, since 1969, C. Edward Boardwine, the Company's Chief Executive Officer, has worked in various capacities in the ferroalloy and silicon metal industries, most recently serving as Vice President--Silicon Metal Division of Elkem ASA, a position he held from 1990 until joining the Company in 1995. The Company believes that its management team has the operational and technical skill to continue to operate the Facility at world class levels of efficiency and to consistently produce high grade silicon metal.

BUSINESS STRATEGY

     SIMCALA intends to capitalize on the aforementioned competitive strengths and has developed and is implementing the following business strategy aimed at increasing revenues and EBITDA:

     - Focus on Chemical and Specialty Aluminum Markets. The Company will remain focused on manufacturing high grade silicon metal for use by the chemical and specialty aluminum markets. Management has focused on the chemical market for four principal reasons: (i) as a result of diverse end-use applications of chemical grade silicon metal, demand has historically grown despite economic downturns, and demand and prices have historically been less volatile than the demand for, and the prices of, lower grade silicon metal; (ii) the United States market for chemical grade silicon metal is expected to grow at an average annual rate of approximately 7.6% (on a non-compounded basis) through the year 2005, according to CRU; (iii) sales of chemical grade silicon metal have historically provided higher profit margins than sales of lower grades of silicon metal because chemical grade silicon metal customers have paid higher prices for the required high quality silicon metal, resulting in part from the limited number of manufacturers able to supply silicon metal of such quality; and (iv) the Company's management has the operational and technical expertise necessary to consistently and efficiently produce high quality silicon metal. Similarly, management has focused on the specialty aluminum market because it is less susceptible to competition from low priced secondary grade silicon metal imports, and sales of specialty aluminum grade silicon metal have historically provided higher profit margins and been subject to less price volatility than sales of secondary grade silicon metal. In addition, because the United States International Trade Commission has concluded that there are no commercially feasible substitutes for silicon metal in either the chemical or aluminum industries, management believes that higher silicon metal prices will not result in customers purchasing silicon metal substitutes.

     - Maintain Low Cost Operations. Management intends to maintain the Company's position as one of the five most cost-efficient manufacturers of silicon metal in the world. The Company intends to achieve this objective by continuing to increase the yield from its three existing smelting furnaces and increasing capacity by commissioning a fourth furnace. The Company believes it will effectively be able to spread fixed costs over the resulting increased production volume to further reduce costs per metric ton of silicon metal sold.

     - Expand Capacity to Meet Increasing Demand. CRU projects that demand for silicon metal in the Western Industrialized Nations will exceed currently known sources of supply through 2005. The Company believes that it can take advantage of this increased demand by constructing a fourth smelting furnace. The Facility's infrastructure was originally designed and built to accommodate a fourth furnace. Within approximately two years, the Company believes a fourth furnace will enable it to increase its capacity by 12,000 metric tons of silicon metal and 5,000 metric tons of microsilica per year, making the Facility the second largest silicon metal production facility in the world. The Company intends to use a portion of the net proceeds from the Offering to fund in part the construction of a fourth furnace. Management believes that completion of a fourth furnace and the sale of the resulting silicon metal produced will increase profitability.

INDUSTRY

  Industry Markets

     The silicon metal industry consists of two general markets: the chemical industry market and the aluminum industry market. The chemical industry market is subdivided into the silicones market and the polysilicon market, both of which require the highest grade of silicon metal. The aluminum industry market is subdivided into the primary aluminum market (producing aluminum from ore) and the secondary aluminum market (producing aluminum from scrap). The Company defines the primary aluminum market and the higher-end of the secondary aluminum market as the "specialty aluminum" market because the aluminum produced for those markets requires higher quality silicon metal.

     In 1997, approximately 55% and 45% of the silicon metal consumed in the United States was consumed by the chemical industry and the aluminum industry, respectively. Of the 45% of silicon metal produced in the United States that was consumed by the aluminum industry, management believes that approximately 12% was used in primary aluminum production and approximately 33% was used in secondary aluminum production. The production of silicones and polysilicon requires the highest quality silicon metal or "chemical grade" silicon metal. Specialty aluminum production requires higher grade silicon metal or "specialty aluminum grade."

  Supply

     From 1993 to 1997, the production capacity of silicon metal in major industrialized nations other than the PRC, the Confederation of Independent States and certain other Eastern European nations (collectively, the "Western Industrialized Nations") increased approximately 14.9%, from 716,000 metric tons in 1993 to an estimated 823,000 metric tons in 1997. Production capacity in the United States increased approximately 10.5% from 190,000 metric tons in 1993 to an estimated 210,000 metric tons in 1997.

     During this period, production of silicon metal in the Western Industrialized Nations increased approximately 26.8% from 542,000 metric tons in 1993 to an estimated 687,000 metric tons in 1997, while United States production increased approximately 14.5% from 159,000 metric tons in 1993 to an estimated 182,000 metric tons in 1997. As a result of the greater increase in the rate of production as compared to capacity, capacity utilization in the Western Industrialized Nations increased from 85.7% in 1993 to an estimated 89.7% in 1997, and capacity utilization in the United States increased from 89.8% to an estimated 90.1% over the same period. In the United States, most of the demand for chemical grade and specialty aluminum grade silicon metal is satisfied by domestic production. However, the demand for lower quality secondary aluminum grade silicon metal is satisfied by both domestic and foreign suppliers.

  Demand

     From 1993 to 1997, demand for silicon metal in the Western Industrialized Nations increased approximately 26.5% from 706,000 metric tons in 1993 to an estimated 893,000 metric tons in 1997, representing an average annual rate of increase of approximately 6.6% (on a non-compounded basis). Demand in the United States increased approximately 23.8% from 227,000 metric tons in 1993 to an estimated 281,000 metric tons in 1997, representing an average annual rate of increase of approximately 6% (on a non-compounded basis).

     Demand in the United States for chemical grade silicon metal increased approximately 36% from 114,000 metric tons in 1993 to an estimated 155,000 metric tons in 1997, representing an average annual rate of increase of approximately 9% (on a non-compounded basis). The United States constitutes the largest individual market for chemical grade silicon metal in the world, followed by Germany, Japan, the United Kingdom and France. The customer base for chemical grade silicon metal is highly concentrated. In 1997,

G.E. Silicones and Dow Corning collectively consumed almost all of the chemical grade silicon metal that was consumed in the United States.

     Demand in the United States for aluminum grade silicon metal increased approximately 11.5% from 113,000 metric tons in 1993 to an estimated 126,000 metric tons in 1997, representing an average annual rate of increase of approximately 2.9% (on a non-compounded basis). In the United States the primary aluminum market, which is dominated by Alcan, Alumax, Aluminum Company of America ("Alcoa") and Reynolds Metals Company, is characterized by fairly concentrated demand and less volatile prices. In contrast, the market for secondary aluminum is characterized by widely diffused demand, more volatile prices and by many small plants supplying specific customers in the transportation industry.

  Trends

     According to CRU, demand for silicon metal in the Western Industrialized Nations and in the United States will increase over the next eight years at an average annual rate of approximately 5.1% and 5.3% (on a non-compounded basis), respectively. During the same period, CRU projects that demand for chemical grade silicon metal in the United States will increase at an average annual rate of approximately 7.6% (on a non-compounded basis). Demand in the United States for aluminum grade silicon metal is also projected by CRU to increase over the next eight years at an average annual rate of approximately 2.4% (on a non-compounded basis).

     Against this backdrop of steadily increasing demand, capacity utilization in the Western Industrialized Nations and the United States is at or near maximum historic levels. Management believes this supply/ demand imbalance will cause silicon metal prices to continue to rise until new or "greenfield" capacity becomes available. The following graph demonstrates that within three to four years, demand in the Western Industrialized Nations will need to be satisfied by greenfield facilities because demand is expected to exceed the amount of supply that reasonably can be generated by production facilities already operating and by confirmed and probable additions to existing facilities (primarily through the conversion of existing facilities to silicon metal manufacturing and the rehabilitation of older facilities).

                      (Supply and Demand Comparison Chart)

     Management does not believe that foreign imports will substantially affect domestic demand, especially for chemical grade and specialty aluminum grade silicon metal, because management believes that foreign manufacturers are not reliable alternative sources of high-grade silicon metal, primarily due to quality issues and high freight costs. In addition, because the United States International Trade Commission has concluded that there are no commercially feasible substitutes for silicon metal in either the chemical or aluminum industries, management believes that higher silicon metal prices will not result in customers purchasing silicon metal substitutes. Management believes its fourth smelting furnace will become operational at or about the time prices rise to a level sufficient to warrant construction of greenfield facilities.

PRODUCTS AND MARKETS

  Silicon Metal

     The chemical industry uses silicon metal as a raw material in the manufacture of silicones and polysilicon. Silicones are the basic ingredient used in numerous consumer products, including lubricants, cosmetics, shampoos, gaskets, building sealants, automotive hoses, water repellent fluids and high temperature paints and varnishes. Silicones are readily adaptable to a variety of uses because they possess several desirable qualities, including electrical resistance, resistance to extreme temperatures, resistance to deterioration from aging, water repellency, lubricating characteristics, relative chemical and physiological inertness and resistance to ultraviolet radiation. Polysilicon is the essential raw material used by the chemical industry in the manufacture of silicon wafers for semi-conductor chips and solar cells.

     The aluminum industry uses silicon metal in the production of aluminum alloys, both in primary and secondary aluminum production. Aluminum containing silicon metal as an alloy can be found in a variety of automobile components including engine pistons, housing and cast aluminum wheels. The addition of silicon metal to aluminum in the casting process improves castability and minimizes shrinkage and cracking. In the finished aluminum product, silicon metal increases corrosion resistance, hardness, tensile strength and wear resistance.

     In 1997 the Company produced approximately 20,257 metric tons of chemical grade silicon metal and approximately 10,304 metric tons of specialty aluminum grade silicon metal, representing approximately 55% and approximately 28% of its total silicon metal output, respectively.

  Microsilica (Silica Fume)

     During the silicon metal production process the offtake gases are drawn from the smelting furnaces by large fans and are collected in baghouses. As the material cools it oxidizes to amorphous silicon dioxide (SiO(2)) and condenses in the form of spheres consisting of non-crystalline silicon dioxide. These extremely fine particles (less than one micron in size) are referred to as microsilica (silica fume). Microsilica is widely used in the refractory, concrete, fibercement, oil exploration and minerals industry. Because there are more than 50,000 particles of microsilica for each grain of cement, microsilica is used in cement-based products to fill the microscopic voids between cement particles. In concrete applications microsilica increases the strength, durability and reduces permeability in applications such as parking garages, bridge decks and marine structures. SIMCALA collects approximately 16,000 metric tons of microsilica annually. In 1997, the Company sold approximately 11,700 metric tons of microsilica.

MANUFACTURING OPERATIONS

  Overview

     Silicon metal is produced by smelting quartz (SiO(2)) with carbon substances (typically low ash coal and/or charcoal) and wood chips. Wood chips provide porosity to the raw material mix. At the Facility, an automated weighing system accurately measures the mixture of quartz, coal, charcoal and wood chips. The mixture is fed into the top of a submerged-arc electric furnace by automatic conveyors. SIMCALA's furnaces measure 28 feet in diameter and nine feet in depth. Electric power is delivered to the furnaces by pre-baked amorphous carbon electrodes. The electrodes act as conductors of electricity in each furnace, generating heat in excess of 3,000(degree) C. At this temperature, the mix of raw materials reaches a molten state. The carbon, acting as a reducing agent, combines with the oxygen in the silicate to form the silicon metal.

     The molten silicon metal is intermittently tapped out of the furnaces into ladles, where it is refined by injecting oxygen to meet specific customer requirements. After the refining process, the silicon metal is cast into iron chills (molds) for cooling. When the casts have cooled, they are weighed and crushed to the desired size. The finished silicon metal is then shipped to the customer in bulk, pallet boxes or bags by railcars or trucks.

     The emissions from the electric arc furnaces are collected by dust collecting hoods and passed through a dust collection and bagging system. The resulting co-product is microsilica.

  Technology

     The carbothermic smelting process used in the production of silicon metal is well established. Since acquiring the Facility, the Company has made significant technological advances in key areas. The batch weighing system for raw materials is computer controlled to adjust weights for incoming batches based on feedback from prior batches. Computers monitor key operational variables in the smelting process for increased production controls. The Company employs the most advanced furnace electrodes produced by UCAR International Inc., the world leader in electrode technology. The Company has also installed an advanced oxygen-air system that enables refining of the molten silicon metal in order to consistently meet the quality requirements for chemical grade and specialty aluminum grade silicon metal.

  Product Quality

     SIMCALA is committed to being a leading manufacturer of high grade silicon metal. To achieve this goal, SIMCALA is dedicated to a total quality assurance program which is tied to complying with ISO 9000 standards, including the use of statistical techniques to improve process capability, audits by trained and qualified personnel and a documented system for disposing of nonconforming materials. The Company warrants to its customers that its products will meet their specifications and provides a Certificate of Analysis with each shipment. Customers are permitted to return products that do not meet their specifications. The certified analysis is based on samples taken during the process at key control points with real time analysis provided by the Company's in-house X-ray fluorescent analytical instruments.

  Employee Training

     The Company believes that it has one of the most experienced and efficient management teams in the silicon metal business. This management team is supported by a productive and experienced workforce equipped with skills in metallurgical operations, maintenance, quality control and marketing. Employees participate in SIMCALA's training program which has been jointly developed by the Alabama State Department of Education and the John M. Patterson State Technical College. The program is designed to provide each employee with the skills required to evaluate, control and continuously improve production and support service processes. Since the Facility was acquired from SiMETCO, employee productivity has improved from approximately 210 metric tons of silicon metal per hourly employee in 1994 to approximately 299 metric tons per hourly employee in 1997.

RAW MATERIALS

     The Facility is located in close proximity to abundant sources of high-quality and competitively priced raw materials and electricity. Where strategically important, the Company may enter into long-term contracts to secure a stable supply of raw materials at favorable prices, although it currently has only a long-term contract for the supply of electricity. The Company believes that the quality of its raw materials is among the highest available and that supplies are adequate to satisfy its long-term requirements. Because the Company believes there are sufficient alternative sources of quality raw materials available to it, it is not expected that the loss of any one of its suppliers would have a material adverse effect on the Company.

     The principal cost components in the production of silicon metal are electricity, carbon electrodes, quartz, coal, charcoal and wood chips. Electricity is the largest cost component, comprising 25.5% and 24.4% of cost of goods sold in 1997 and the three months ended March 31, 1998, respectively. The balance of raw materials, consisting of electrodes, quartz, coal/charcoal and wood chips, represented 14.4% and 14.3%, 3.6% and 3.7%, 12.6% and 12.2%, and 8.1% and 8.2% of cost of goods sold, respectively, in 1997 and the three months ended March 31, 1998, respectively. In addition, labor comprised 13.3% and 13.7% of cost of goods sold in 1997 and the three months ended March 31, 1998, respectively.

     Electrical power used in the smelting process is supplied by APCo through a dedicated 110,000 volt line into SIMCALA's high voltage main substation. The Company has a five-year contract with APCo through February 2000. The Company does not expect any rate increases through the contract period. If, however, electric rates did increase significantly, such increases would have an adverse effect on the Company's operating performance and the Company may not be able to pass the additional cost on to its customers. See "Risk Factors -- Dependence on Supply of Electrical Power."

     The Company purchases two sizes of quartz from a local supplier. The low level of iron and titanium impurities found in local Alabama quartz is ideally suited to produce chemical grade silicon metal. High grade metallurgical coal is supplied by one supplier located in Alabama and two in Kentucky. Metallurgical grade charcoal is purchased from one supplier in Kentucky and one in Missouri. Hardwood logs are purchased and processed into metallurgical wood chips on-site by an independent contractor. The logs are harvested in close proximity to the Facility.

CUSTOMERS

     The Company is a supplier to two of the largest producers of silicones in the United States, G.E. Silicones and Dow Corning. G.E. Silicones' production facility, which is located in Waterford, New York, consumes over 50,000 metric tons of silicon metal per year. The facility produces feedstock for silicones, electronic and fumed silica applications. In 1996 and 1997, G.E. Silicones accounted for approximately 27.2% and 29%, respectively, of the Company's net sales. In the three months ended March 31, 1998, G.E. Silicones accounted for approximately 13.9% of the Company's net sales.

     Dow Corning's production facilities are located in Carrollton, Kentucky and Midland, Michigan. Dow Corning consumes over 100,000 metric tons of silicon metal per year with the Carrollton facility being the dominant consumer. The Midland facility primarily produces feedstock for polysilicon applications in electronics while Carrollton produces siloxane for silicones applications. In 1996 and 1997, Dow Corning accounted for approximately 12.4% and 24.2%, respectively, of the Company's net sales. In the three months ended March 31, 1998, Dow Corning accounted for approximately 40.3% of the Company's net sales.

     SIMCALA also supplies many of the leading companies in the specialty aluminum industry. The Company's three largest customers in the specialty aluminum industry are Wabash Alloys, Alcan and Alumax, which in 1996 and 1997 collectively accounted for approximately 32.9% and 26.1%, respectively, of the Company's net sales. In the three months ended March 31, 1998, Wabash Alloys, Alcan and Alumax collectively accounted for approximately 24.1% of the Company's net sales.

     In 1997 and the three months ended March 31, 1998, the Company's five largest customers accounted for approximately 79.3% and 79.8% of net sales, respectively. The Company does not generally have long-term contracts with its major customers and the loss of any major customer, or a significant reduction of the Company's business with any of them, would have a material adverse effect on the Company. See "Risk Factors -- Importance of Key Customers."

     Most of the Company's customers require their suppliers to pass a rigorous qualification process. Although each customer has established its own testing requirements, qualification processes are generally designed to test for (i) low variability of critical chemical elements and (ii) reliable and predictable chemical reactivity. The process can take anywhere from two to three years depending upon the customer's testing requirements and the manufacturer's ability to comply with such requirements. The Company views the qualification process as a competitive barrier to entry in its business.

COMPETITION

     The Company competes in the silicon metal market primarily on the basis of product quality (particularly in the production of chemical grade silicon metal), service and price. In the chemical and specialty aluminum markets, the Company considers itself in competition only with other domestic producers. Management believes that foreign manufacturers are not reliable alternative sources of high-grade silicon metal, primarily due to quality issues and high freight costs. The Company, however, does compete with a number of domestic companies, including Globe Metallurgical Inc. ("Globe Metallurgical") and Elkem Metals Company ("Elkem Metals"). According to CRU, in 1997, Globe Metallurgical and Elkem Metals had estimated production capacity in the United States of 92,000 metric tons and 57,000 metric tons, respectively.

     SIMCALA is strongly positioned in the chemical and specialty aluminum markets. In 1997, the Company estimates that it held a market share of approximately 13% of the total United States chemical market and approximately 13% of the United States aluminum market, based on metric tons of silicon metal sold. With respect to microsilica sales, the Company estimates that in 1997 it held a 19% share of the domestic market.

EMPLOYEES

     As of March 31, 1998, the Company employed 169 people, of which 126 people were paid on an hourly basis. Approximately 76% of the employees paid on an hourly basis are represented by the United Steelworkers of America, Local 8538 (the "Union"). On August 8, 1995, the Company and the Union entered into a five-year collective bargaining contract. Although wages remain fixed over the life of the Union contract, the Company has agreed in the contract to discuss wages with the Union beginning in February 1998. In mid-February 1998, management held meetings with Union and non-Union employees to discuss various matters, including wage levels. There has been no increase in wages as a result of such meetings. The Company does not believe that this provision in the Union contract requires the renegotiation of wage levels. The Company believes that its relations with all its employees are good.

THE FACILITY

     The Facility consists of a silicon metal production plant and administrative offices, which are located on 129 acres in Mt. Meigs, Alabama, approximately 15 miles from Montgomery. The Facility contains three identical 20 megawatt submerged-arc electric furnaces with an annual capacity of 36,000 metric tons of silicon metal and 16,000 metric tons of microsilica. As a consequence of the IRB Financing, substantially all of the real and personal property used in SIMCALA's operations (including the Facility) is owned by the Montgomery IDB and leased to SIMCALA. The lease expires on June 1, 2010. See "Description of Other Indebtedness--Industrial Revenue Bond Financing."

ENVIRONMENTAL AND REGULATORY MATTERS

  Environmental

     The Company is subject to extensive federal, state and local environmental laws and regulations governing the discharge, emission, storage, handling and disposal of a variety of substances and wastes used in or resulting from the Company's operations. Although the Company believes that it is currently in material compliance with those laws and regulations, it has historically, and expects to continue to, incur costs related to environmental remediation. However, the Company is not aware of any material remediation contingencies associated with any of its real estate or facilities. The Company estimates that approximately $1.0 million of budgeted capital expenditures in each of 1998 and 1999 will relate to air abatement equipment.

  Taxes

     As an economic incentive to facilitate the rehabilitation of the Facility, the SIDA granted SIMCALA significant tax credits against corporate income tax and the collection of state income tax withholding from employees under Alabama Act No. 93-851, also known as the "Mercedes Act." Subject to certain requirements, these benefits allow the Company to (i) apply state employee withholding tax, otherwise payable to the Alabama Department of Revenue, toward the payment of the Company's debt obligation under the Bond Loan Agreement and
(ii) take a corporate income tax credit equal to the amount paid pursuant to the Bond Loan Agreement. The Mercedes Act has been repealed in favor of a new incentives package for projects subsequent to January 1995. In addition, because legal title to substantially all of the real and personal property used in the Company's operations is held by the Montgomery IDB, the Company receives, and expects to continue to receive, an exemption from property tax through May 30, 2010. However, it is not expected that the property tax exemptions will apply to the fourth smelting furnace the Company intends to construct. See "Description of Other Indebtedness -- Industrial Revenue Bond Financing."

  Anti-Dumping Duties on Foreign Competitors' Products

     In 1990 and 1991, domestic producers of silicon metal successfully prosecuted anti-dumping actions against unfairly traded imports of silicon metal from the PRC, Brazil and Argentina. These actions were brought under the antidumping provisions of the Tariff Act of 1930, as amended. Under that statute, an anti-dumping duty order may be issued if a domestic industry establishes in proceedings before the United States Department of Commerce and the United States International Trade Commission that imports from the country (or countries) covered by the action(s) are being sold at less than normal value and are causing material injury or threat of such injury to the domestic industry. An anti-dumping order requires special duties to be imposed in the amount of the margin of dumping (i.e., the percentage difference between the United States price for the goods received by the foreign producer or exporter and the normal value of the merchandise).

     Once an order is in place, each year foreign producers, importers, domestic producers and other interested parties may request a new investigation (or "administrative review") to determine the margin of dumping during the immediately preceding year. The rates calculated in these administrative reviews (or the existing rates if no review is requested) are used to assess anti-dumping duties on imports during the review period and to collect cash deposits on future imports. An administrative review covering five Brazilian producers and a review covering two PRC exporters are now in progress. The rates established in these reviews and in future reviews will depend upon the prices and costs during the periods covered by the reviews, the methodologies applied and other factors. Anti-dumping orders remain in effect until they are revoked. In order for an individual producer or exporter to qualify for revocation of an anti-dumping order, the United States Department of Commerce must conclude that the producer or exporter has sold the merchandise at not less than normal value for a period of at least three consecutive years and is not likely to sell the merchandise at less than normal value in the future. Anti-dumping orders may also be revoked as a result of periodic "sunset reviews."

     The domestic silicon metal industry has aggressively sought to maintain effective relief under the antidumping orders by actively participating in administrative reviews, appeals and circumvention proceedings. Although these efforts have been successful in protecting the industry from dumped imports from the countries covered by the orders, no assurance can be given that one or more of such anti-dumping orders will not be revoked or that effective duty rates will continue to be imposed.

LEGAL PROCEEDINGS

     The Company is involved in routine litigation from time to time in the regular course of its business. There are no material legal proceedings pending or known to be contemplated to which the Company is a party or to which any of its property is subject.

                                   MANAGEMENT

DIRECTORS AND OFFICERS OF THE COMPANY

     Set forth below are the names and positions of the directors, officers and significant employees of the Company.

NAME                                          AGE                     POSITION
----                                          ---                     --------
C. Edward Boardwine.........................  51    President, Chief Executive Officer and
                                                    Director
Dwight L. Goff..............................  43    Vice President
R. Myles Cowan, II..........................  46    Vice President of Finance
Donald J. Williams..........................  47    Director of Human Resources
Howard L. McHenry...........................  54    Senior Metallurgist
Roger Hall..................................  57    Superintendent of Engineering and Maintenance
Edwin A. Wahlen, Jr.........................  50    Director
William A. Davies...........................  52    Director
James A. O'Donnell..........................  45    Director

     C. EDWARD BOARDWINE has been the President and Chief Executive Officer of the Company since February 1995. Prior to joining the Company, he was Vice President -- Silicon Metal Division of Elkem ASA ("Elkem ASA"), a ferroalloy and silicon metal manufacturer based in Oslo, Norway, since July 1990. Mr. Boardwine became a director of the Company on the date of the Acquisition Closing.

     DWIGHT L. GOFF has been the Vice President of the Company since February 1995. Prior to joining the Company, he was President of Elkem Materials, Inc., a microsilica marketing company, since November 1989. In addition, from June 1989 until February 1995, Mr. Goff was the Division Controller for the Silicon Metal Division of Elkem Metals, a ferroalloy manufacturer.

     R. MYLES COWAN, II has been the Vice President -- Finance of the Company since October 1995. Prior to joining the Company, he was employed by the Thermal Components Group, a division of Insilco Corporation, a diversified manufacturing company, since October 1990, where he had most recently been Director of Business Planning. Mr. Cowan filed a voluntary petition under Chapter 7 of the Bankruptcy Code in December 1995, and the case resulting therefrom was discharged in April 1996.

     DONALD J. WILLIAMS has been the Director of Human Resources of the Company since February 1995. Prior thereto, he was employed in a similar capacity by SiMETCO at the Facility since October 1988.

     HOWARD L. MCHENRY has been the Senior Metallurgist of the Company since July 1995. Prior thereto, he was employed by Elkem Metals since July 1981, where he had most recently been the Senior Metallurgist.

     ROGER HALL has been the Superintendent of Engineering and Maintenance of the Company since February 1995. Prior thereto, he was employed in a similar capacity by SiMETCO at the Facility since May 1988.

     EDWIN A. WAHLEN, JR. is a member of the General Partner and is jointly responsible for all major decisions of the General Partner. Mr. Wahlen is also a member of CGW Southeast Management III, L.L.C. (the "Management Company"), an affiliate of CGW. Mr. Wahlen has been a member of the General Partner, the Management Company or affiliated entities for more than five years. He is a director of AMRESCO, Inc., Cameron Ashley Building Products, Inc. and several private companies. Mr. Wahlen became a director of the Company on the date of the Acquisition Closing.

     WILLIAM A. DAVIES is a member of the General Partner, and is responsible for sourcing, structuring and negotiating transactions, participating in strategic planning with members of management of various CGW portfolio companies to increase value and manage exit strategies. Mr. Davies has been a member of the General Partner or an employee of affiliates of the General Partner for more than five years. He is a director of

Gorges/Quik-to-Fix Foods, Inc. and several private companies. Mr. Davies became a director of the Company on the date of the Acquisition Closing.

     JAMES A. O'DONNELL has been a member of the General Partner since 1995, and is responsible for sourcing, structuring and negotiating transactions, participating in strategic planning with members of management of various CGW portfolio companies to increase value and manage exit strategies. Mr. O'Donnell has been a general partner of Sherry Lane Partners, a private equity investment firm based in Dallas, Texas since 1992. Also, Mr. O'Donnell has been a general partner of O'Donnell & Masur, a private equity investment firm based in Dallas, Texas, since 1989. He is a director of Bestway Rental, Inc., Gorges/Quik-to-Fix Foods, Inc. and several private companies. Mr. O'Donnell became a director of the Company on the date of the Acquisition Closing.

MANAGEMENT COMPENSATION

  Summary Compensation Table

     The following table sets forth the compensation earned during the year ended December 31, 1997 by the Chief Executive Officer of the Company and each other executive officer of the Company who served as such at December 31, 1997 and whose total salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers"). The Company did not grant any options or stock appreciation rights or make any long-term incentive plan payouts during the year ended December 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION
                                                              --------------------      ALL OTHER
NAME AND PRINCIPAL POSITION                            YEAR   SALARY($)   BONUS($)   COMPENSATION($)
---------------------------                            ----   ---------   --------   ---------------
C. Edward Boardwine,.................................  1997   $189,545    $99,000        $11,185(1)
  President and Chief Executive Officer
Dwight L. Goff,......................................  1997     95,206     54,000             --
  Vice President
R. Myles Cowan, II,..................................  1997     83,000     49,800             --
  Vice President -- Finance

---------------

(1) Includes $8,567 for premiums paid by the Company with respect to a split dollar life insurance policy for Mr. Boardwine and $2,618 for payments made by the Company to Mr. Boardwine with respect to a mortgage interest differential.

OPTION EXERCISES AND YEAR-END VALUES

     The following table sets forth information regarding the number of unexercised options held by the Named Executive Officers at December 31, 1997 and the aggregate dollar value of unexercised options held at December 31, 1997. No options were exercised during the year ended December 31, 1997.

                    AGGREGATED FISCAL YEAR-END OPTION VALUES

                                                  NUMBER OF SECURITIES
                                                 UNDERLYING UNEXERCISED            VALUE OF UNEXERCISED
                                                       OPTIONS AT                  IN-THE-MONEY OPTIONS
                                                  DECEMBER 31, 1997(#)          AT DECEMBER 31, 1997($)(2)
                                             ------------------------------   ------------------------------
NAME                                         EXERCISABLE   UNEXERCISABLE(1)   EXERCISABLE   UNEXERCISABLE(1)
----                                         -----------   ----------------   -----------   ----------------
C. Edward Boardwine........................      346             216          $2,084,903       $1,301,558
Dwight L. Goff.............................       42              67             253,081          403,724
Myles Cowan, II............................       27              82             162,695          494,110

---------------

(1) All options became immediately exercisable at the Acquisition Closing.
(2) Value is based on the difference between the option exercise price of $100.00 and the fair market value of $6,125.73 per share at December 31, 1997 multiplied by the number of shares underlying the option. The fair market value per share is based on the price per share paid by SAC in connection with the Acquisition, based on a total purchase price of $66.7 million.

EMPLOYMENT AGREEMENTS

     SIMCALA has an employment agreement with each Senior Manager (collectively, the "Employment Agreements") for a term expiring on the fifth anniversary of the Acquisition Closing. The Company will have the right to terminate the Employment Agreements at any time prior to their scheduled expiration upon thirty (30) days written notice. However, if a Senior Manager is terminated other than for cause, whether pursuant to such Senior Manager's Employment Agreement or following the termination or expiration of the term of such Employment Agreement, such Senior Manager will receive, in addition to earned salary and bonus, a severance payment equal to 12 months' base salary. If a Senior Manager is terminated for cause, death or disability, or upon the voluntary termination by such Senior Manager of his employment under such Senior Manager's Employment Agreement, such Senior Manager will receive only earned salary and, in the case of termination due to death or disability, bonus due as of the date of termination. The Employment Agreements also contain non-competition, non-solicitation and confidentiality provisions.

     Mr. Boardwine's Employment Agreement provides for a base salary of $205,000, Mr. Goff's Employment Agreement provides for a base salary of $100,000, and Mr. Cowan's Employment Agreement provides for a base salary of $90,000. Mr. Boardwine will be eligible to receive a bonus of up to 75% of his base salary, while Messrs. Goff and Cowan will be eligible to receive a bonus of up to 65% of their respective base salaries. Half of the bonus available to the Senior Managers will be awarded based upon earnings of the Company (subject to certain adjustments) if certain performance targets of the Company are reached. The other half of the bonus will be awarded to each Senior Manager and paid at the discretion of the Company's Board of Directors.

STOCK INCENTIVE PLAN

     Holdings has adopted a Stock Incentive Plan (the "Plan") pursuant to which options to purchase up to 8,000 shares of Holdings Stock (the "Options") may be granted to the Senior Management or other employees (each an "Optionee") selected for participation in the Plan by the Compensation Committee of the Company's Board of Directors. At the time of the Acquisition Closing, Senior Management collectively was issued Options to acquire 3,070 shares of Holdings Stock. The Options are subject to a five-year vesting period and the Options issued on the date of the Acquisition Closing are exercisable at an initial price per share of $1,000. The Options will immediately and fully vest in the event of a merger or consolidation of Holdings with, or the sale of substantially all of the assets or stock of Holdings to, any person other than CGW or a CGW affiliate. The Plan also provides for other equity-based forms of incentive compensation in addition to the Options. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

SHAREHOLDERS AGREEMENT

     At the Acquisition Closing, CGW and the Senior Management, as the shareholders of Holdings, entered into a Shareholders Agreement (the "Shareholders Agreement"). All future purchasers of Holdings capital stock will be required to enter into the Shareholders Agreement. The Shareholders Agreement contains restrictions on the transferability of the capital stock of Holdings and other rights and obligations of Holdings, CGW and the Senior Management with respect to the capital stock of Holdings.

     In addition, the Shareholders Agreement grants to the Senior Managers pre-emptive rights, exercisable pro rata in accordance with their respective ownership of capital stock of Holdings, to purchase shares or equity securities of Holdings (other than shares of capital stock issued upon exercise of options, rights, awards or grants pursuant to the Plan). The Shareholders Agreement also provides for certain co-sale rights of the Senior Managers in the event CGW elects to sell all or a portion of its shares of Holdings' capital stock and co-sale obligations of the Senior Managers in the event of a sale of Holdings or its subsidiaries (including SIMCALA). Holdings has a right of first refusal in connection with any proposed sale by any Senior Manager of his investment in Holdings.

     The Shareholders Agreement further provides that if a Senior Manager's employment is terminated for any reason other than for cause, such Senior Manager will have the right to sell to Holdings any shares of Holdings' capital stock owned by such Senior Manager at the greater of cost or fair value. Such right is exercisable within one month (six months in the event of the death or disability of the Senior Manager) following such termination of employment of the Senior Manager. If a Senior Manager's employment is terminated for cause, Holdings will have the right, exercisable within 120 days following such termination, to repurchase any shares of Holdings' capital stock owned by such Senior Manager at the lesser of cost or fair value. Fair value of the repurchased shares will be determined by agreement between Holdings and the Senior Manager whose shares are being repurchased or, failing such agreement, by an independent appraiser.

     If Holdings is unable to, or elects not to, exercise any right to purchase such shares of capital stock from a Senior Manager or his transferee, Holdings may assign such right to CGW, which may then exercise such right with respect to the purchase of such shares of capital stock as to which such right is assigned.

TRANSACTIONS WITH CGW, ITS AFFILIATES AND CERTAIN STOCKHOLDERS

     At the Acquisition Closing, the General Partner entered into a consulting agreement (the "Consulting Agreement") with the Company whereby the Company will pay the General Partner a monthly retainer fee of $15,000 for financial and management consulting services. The General Partner may also receive additional compensation if approved by the Board of Directors of the Company at the end of each fiscal year of the Company, based upon the overall performance of the Company. The Consulting Agreement expires five years from the Acquisition Closing. At the Acquisition Closing, the General Partner delegated its rights and obligations under the Consulting Agreement to the Management Company, an affiliate of CGW. At the Acquisition Closing, the Company also paid to the Management Company an investment banking fee of $1.35 million for its services in assisting the Company in structuring and negotiating the Transactions.

     In June 1997, Mr. Cowan received a loan of $75,000 from a third-party lender, which was guaranteed by the Company. This guarantee was terminated on the date of the Acquisition Closing.

     In connection with the exercise of certain stock options by members of Senior Management immediately prior to the Acquisition Closing, the Company is responsible to certain tax authorities for payment of $1,799,863 of withholding taxes (the "Tax Obligation") by June 15, 1998. Upon the payment by the Company of the Tax Obligation, each of the members of Senior Management has agreed to reimburse the

Company for his pro rata portion of the Tax Obligation. C. Edward Boardwine, Dwight L. Goff and R. Myles Cowan, II have agreed to reimburse the Company $1,358,501, $220,681 and $220,681, respectively.

     During October 1996, a limited partnership formed by the former stockholders of the Company, including the members of Senior Management, purchased from the estate of SiMETCO $7.7 million aggregate principal amount of the Company's non-interest bearing notes payable for an aggregate purchase price of $3.1 million (the "SiMETCO Notes"). On the date of the purchase, the Company was in default under the SiMETCO Notes. During April 1997, the Company paid $7.7 million to the limited partnership, prepayment in full of the SiMETCO Notes, together with $464,000 of prepayment penalties and fees. See Note 7 to the Company's Financial Statements.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Certificate of Incorporation of the Company contains a provision eliminating, to the full extent permitted by Delaware law or any other applicable law, the personal liability of directors to the Company or its stockholders with respect to any acts or omissions in the performance of a director's duties as a director of the Company. The Certificate of Incorporation of the Company also provides that directors and officers of the Company will be indemnified by the Company to the full extent permitted by Delaware law or any other applicable law, but the Company may enter into agreements providing for greater or different indemnification.

     The Articles of Incorporation of SAC contains a provision eliminating the personal liability of directors to SAC or its shareholders for monetary damages for breaches of their duty of care or other duty as a director, except in certain prescribed circumstances. The Bylaws of SAC provide that directors and officers of SAC will be indemnified by SAC to the extent allowed by Georgia law, against all expenses, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with service for or on behalf of SAC. The Bylaws of SAC further provide that SAC may purchase and maintain insurance on behalf of its directors and officers whether or not SAC would have the power to indemnify such directors and officers against any liability under Georgia law.

     The Articles of Incorporation of Holdings contains a provision eliminating the personal liability of directors to Holdings or its shareholders for monetary damages for breaches of their duty of care or other duty as a director, except in certain prescribed circumstances. The Bylaws of Holdings provide that directors and officers of Holdings will be indemnified by Holdings to the extent allowed by Georgia law, against all expenses, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with service for or on behalf of Holdings. The Bylaws of Holdings further provide that Holdings may purchase and maintain insurance on behalf of its directors and officers whether or not Holdings would have the power to indemnify such directors and officers against any liability under Georgia law.

                             PRINCIPAL STOCKHOLDER

     Holdings owns 100% of the issued and outstanding capital stock of the Company. On the date of the Acquisition Closing, the Senior Managers purchased an aggregate of 8% of the Holdings Stock (the "Management Stock"), on a fully diluted basis. After taking into consideration shares of Holdings Stock which may be acquired upon the exercise of Options granted to Senior Management on such date, Holdings is owned 79.8% by CGW and 20.2% by the Senior Management. Affiliated entities of each of Edwin A. Wahlen, Jr., William A. Davies and James
A. O'Donnell are limited partners of CGW. See "The Transactions," "Management" and "Certain Transactions."

                            DESCRIPTION OF THE NOTES

GENERAL

     The Exchange Notes are substantially identical (including principal amount, interest rate, maturity and redemption rights) to the Series A Notes for which they may be exchanged pursuant to this offer, except that (i) the offering and sale of the Exchange Notes will have been registered under the Securities Act, and (ii) holders of Exchange Notes will not be entitled to certain rights of holders of the Series A Notes under the Registration Rights Agreement. The Exchange Notes will be issued, and the Series A Notes were issued, pursuant to the Indenture between the Company and the Trustee. The terms of the Exchange Notes and the Series A Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Exchange Notes will be, and the Series A Notes are, subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     The Exchange Notes will be, and the Series A Notes are, general unsecured obligations of the Company ranking senior in right of payment to all existing and future subordinated Indebtedness of the Company and pari passu in right of payment with all existing and future senior Indebtedness of the Company, including Indebtedness under the New Credit Facility. The obligations of the Company under the New Credit Facility, however, are secured by substantially all of the Company's assets and the real and personal property used in the Company's operations which are, as a result of the IRB Financing, owned by the Montgomery IRB and leased to the Company. Accordingly, the New Credit Facility effectively ranks senior in right of payment to the Notes to the extent of the assets subject to such security interest. As of March 31, 1998, the Company had approximately $81.1 million of indebtedness outstanding (none of which was secured) and approximately $15.0 million of secured Indebtedness available to be incurred under the New Credit Facility (as such availability is reduced by a $6.1 million letter of credit issued thereunder). The terms of the Indenture permit the Company and its subsidiaries to incur additional Indebtedness (including secured Indebtedness), subject to certain limitations. See "Use of Proceeds" and "Description of Other Indebtedness."

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $75.0 million and will mature on April 15, 2006. Interest on the Notes will accrue at the rate of 9 5/8% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 1998, to holders of record on the immediately preceding April 1 and October 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest and Liquidated Damages on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes; provided that all payments of principal, premium, interest and Liquidated Damages with respect to Notes the holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Exchange Notes will be, and the Series A Notes have been, issued in denominations of $1,000 and integral multiples thereof.

SUBSIDIARY GUARANTEES

     The Company does not currently have any Subsidiaries. The Indenture provides that the Company's payment obligations under the Notes will be jointly and severally guaranteed (the "Subsidiary Guarantees") by each of the future Domestic Subsidiaries of the Company that, directly or indirectly, guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company (the "Guarantors"). The obligations of each Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk Factors -- Fraudulent Conveyance Considerations."

     The Indenture provides that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Notes, the Indenture and the Registration Rights Agreement;
(ii) immediately after giving effect to such transaction, no Default or Event of Default exists; (iii) such Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth (immediately after giving effect to such transaction), equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction; and (iv) the Company would be permitted by virtue of the Company's pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described below under "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock." Notwithstanding the foregoing, a Guarantor may consolidate with or merge with or into the Company or another Guarantor.

     The Indenture provides that in the event of a sale or other disposition of all of the assets of any Guarantor by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture (other than in the case of a sale from a Guarantor to the Company or a Subsidiary of the Company). See
"-- Repurchase at the Option of Holders -- Asset Sales."

OPTIONAL REDEMPTION

     The Notes will not be redeemable at the Company's option prior to April 15, 2002. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

YEAR                                                          PERCENTAGE
----                                                          ----------
2002........................................................   104.8125%
2003........................................................   103.2083
2004........................................................   101.6042
2005 and thereafter.........................................   100.0000%

     Notwithstanding the foregoing, at any time on or before, April 15, 2001, the Company may redeem up to 30% of the aggregate principal amount of Notes originally issued under the Indenture at a redemption price of 109.625% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the redemption date, with the net cash proceeds of a public offering of common stock of the Company; provided that at least 70% of the original aggregate principal amount of Notes remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and provided, further, that such redemption shall occur within 60 days of the date of the closing of such public offering.

SELECTION AND NOTICE

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase (the "Change of Control Payment"). Within ten days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The Company's other senior indebtedness contains prohibitions of certain events that would constitute a Change of Control. In addition, the exercise by the holders of Notes of their right to require the Company to repurchase the Notes could cause a default under such other senior indebtedness, even if the Change of

Control itself does not, due to the financial effect of such repurchases on the Company. Finally, the Company's ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company's then existing financial resources. See "Risk Factors -- Potential Inability to Fund Change of Control Offer."

     The New Credit Facility also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the New Credit Facility.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company taken as a whole to another Person or group may be uncertain.

  Asset Sales

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors (whose determination, if made in good faith, shall be conclusive) set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Subsidiary is in the form of cash; provided that the amount of (x) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet) of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by the Company or such Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

     Within 270 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds at its option, (a) to permanently reduce, repurchase, repay or redeem any Indebtedness (and other amounts) under the New Credit Facility or any one or more successor or additional Credit Facilities, or (b) to the acquisition of a majority of the assets of, or a majority of the Voting Stock of, another Permitted Business, the making of a capital expenditure or the acquisition of other long-term assets that are used or useful in a Permitted Business. Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all holders of Notes and all holders of other Indebtedness containing provisions similar to those set forth in the

Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (an "Asset Sale Offer") to purchase the maximum principal amount of Notes and such other Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture and such other Indebtedness. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other Indebtedness tendered into such Asset Sale Offer surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such other Indebtedness to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

CERTAIN COVENANTS

  Restricted Payments

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Subsidiaries) or to the direct or indirect holders of the Company's or any of its Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company or other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Subsidiary of the Company);
(iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is pari passu with or subordinated to the Notes (other than Notes), except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments," unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii) and (iv) of the next succeeding paragraph), is less than the sum, without duplication, of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus (iv) $5.0 million.

     The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any pari passu or subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c) (ii) of the immediately preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of pari passu or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of any dividend by a Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis; and (v) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any member of the Company's (or any of its Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the Indenture or entered into after the Closing Date with members of the management of any Person acquired after the Closing Date in connection with the acquisition of such Person or the repurchase of Equity Interests of the Company or any Subsidiary of the Company held by employees, former employees, directors or former directors pursuant to the terms of agreements (including employment agreements) approved by the Board of Directors; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $500,000 in any twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after any such transaction; (vi) payments to Holdings in an amount not to exceed the amount of the Company's federal and state income tax liability that the Company would owe if it were filing a separate income tax return as a stand alone company (or, if there are any subsidiaries of the Company, the amount of the federal and state income tax liability for which the Company and such subsidiaries would be liable if the Company and such subsidiaries were filing a separate consolidated (or combined) income tax return) plus $100,000; provided, that any such payment shall not exceed the tax liability of Holdings that is actually then due and payable; (vii) loans, advances, dividends or distributions by the Company or any of its Subsidiaries to Holdings to pay for corporate, administrative and operating expenses in the ordinary course of business, including payment of directors' and officers liability insurance premiums, directors' fees, and fees, expenses and indemnities in connection with the Transactions, in an aggregate amount not to exceed $250,000 in any fiscal year; and (viii) (A) loans, advances, dividends or distributions by the Company or any of its Subsidiaries to Holdings not to exceed an amount necessary to permit Holdings to pay (1) its costs (including all professional fees and expenses) incurred to comply with its reporting obligations under federal or state laws or in connection with reporting or other obligations under the New Credit Facility or any related collateral documents or guarantees, (2) its expenses incurred in connection with any public offering of equity securities which has been terminated by the board of directors of Holdings, the net proceeds of which were specifically intended to be received by or contributed or loaned to the Company as evidenced by a resolution of the Board of Directors of Holdings and (B) loans or advances by the Company or any of its Subsidiaries to Holdings not to exceed an amount necessary to permit Holdings to pay its interim expenses incurred in connection with any public offering of equity securities the net proceeds of which are specifically intended to be received by or contributed or loaned to the Company, which, unless such offering shall have been terminated by the board of directors of Holdings shall be repaid to the Company promptly out of the proceeds of such offering; provided, that no Default or Event of Default shall have occurred and be continuing immediately after any of the foregoing payments.

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $1.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been (A) on or prior to April 15, 2000, at least 2.0 to 1 and (B) after April 15, 2000, 2.25 to 1; determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period;

     The Indenture also provides that the Company will not incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also contractually subordinated in right of payment to the Notes on substantially identical terms; provided that no Indebtedness of the Company shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured.

     The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (i) the incurrence by the Company of Indebtedness and letters of credit pursuant to Credit Facilities; provided that the aggregate principal amount of all Indebtedness and letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) outstanding under all Credit Facilities after giving effect to such incurrence does not exceed an amount equal to $20.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to repay Indebtedness under a Credit Facility or a credit agreement pursuant to the covenant described above under "-- Repurchase at the Option of Holders -- Asset Sales";

          (ii) the incurrence by the Company of the Existing Indebtedness;

          (iii) the incurrence by the Company of Indebtedness represented by the Notes;

          (iv) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Subsidiary, in an aggregate principal amount not to exceed 5% of total assets;

          (v) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph hereof or clauses (ii), (iii), (iv) or
     (x) of this paragraph;

          (vi) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Subsidiaries; provided that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance

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

     or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Subsidiary thereof and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be, that was not permitted by this clause (vi);

          (vii) the incurrence by the Company or any of its Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding;

          (viii) the guarantee by the Company of Indebtedness of the Company or a Subsidiary of the Company that was permitted to be incurred by another provision of this covenant;

          (ix) Indebtedness of the Company or any of its Subsidiaries represented by letters of credit or guarantees by or for the account of the Company or such Subsidiary as the case may be, in each case, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (x) Acquired Debt of a Subsidiary, which Subsidiary was acquired after the Closing Date and which Acquired Debt was in existence at the time of acquisition of such Subsidiary, and not incurred in contemplation of such acquisition, if such Acquired Indebtedness is Non-Recourse Debt (except with respect to such Subsidiary and its Subsidiaries) and such Acquired Debt does not exceed $5.0 million in the aggregate outstanding at any time;

          (xi) Indebtedness in the form of holdback notes or deferred purchase price in connection with an acquisition in an amount not to exceed the lesser of $5.0 million or 20% of the purchase price at any time outstanding;

          (xii) Indebtedness arising from agreements of the Company or a Subsidiary of the Company providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company in connection with such disposition;

          (xiii) Obligations in respect of performance bonds and completion guarantees provided by the Company or any Subsidiary of the Company in the ordinary course of business;

          (xiv) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; and

          (xv) the incurrence by the Company or any of its Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (xv), not to exceed $5.0 million.

     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xv) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

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

  Liens

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness and trade payables on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries. However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the New Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the New Credit Facility as in effect on the date of the Indenture, (c) the Indenture and the Notes, (d) applicable law, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) any agreement for the sale of a Subsidiary that restricts distributions by that Subsidiary pending its sale, (i) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, (j) Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "-- Liens" that limits the right of the debtor to dispose of the assets securing such Indebtedness, (k) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business and (l) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

  Merger, Consolidation, or Sale of Assets

     The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Registration Rights Agreement, the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under "-- Incurrence of Indebtedness and Issuance of Preferred Stock." The Indenture will provide that the foregoing covenant shall not apply to the Merger.

  Transactions with Affiliates

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing. Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions: (i) any employment agreement entered into by the Company or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Subsidiary, (ii) transactions between or among the Company and/or its Subsidiaries, (iii) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company, (iv) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments", (v) the payment to CGW Southeast Management III, L.L.C. or its designees of the Investment Banking Fee, and (vi) the payment to CGW Southeast III, L.L.C. or its designees of the Management Fee.

  Limitation on Issuances and Sales of Equity Interests in Wholly Owned Subsidiaries

     The Indenture provides that the Company (i) will not, and will not permit any Wholly Owned Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Subsidiary of the Company), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly Owned Subsidiary and
(b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "-- Asset Sales," and (ii) will not permit any Wholly Owned Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Subsidiary of the Company.

  Business Activities

     The Company will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries taken as a whole.

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

  Payments for Consent

     The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations. In addition, following the consummation of this Exchange Offer, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

SUBSIDIARY GUARANTEES

     The Indenture provides that the Company will not permit any Subsidiary, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company unless such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for the Guarantee of the payment of the Notes by such Subsidiary, which Guarantee shall be senior to or pari passu with such Subsidiary's Guarantee of or pledge to secure such other Indebtedness.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company or any of its Subsidiaries to comply with the provisions described under the captions "-- Change of Control," "-- Asset Sales," "-- Restricted Payments" or "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; (iv) failure by the Company or any of its Subsidiaries for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or any of its Subsidiaries to pay final judgments not covered by insurance aggregating in excess of $5.0 million, which judgments are not paid, discharged, bonded or stayed for a period of 60 days; (vii) except as permitted by the Indenture, any

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

Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to April 15, 2002 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to April 15, 2002 then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

     The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder): (i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption
"-- Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to SIMCALA, Inc., P.O. Box 68, Mt. Meigs, Alabama 36057; Attention: Chief Financial Officer.

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

BOOK-ENTRY, DELIVERY AND FORM

  Series A Global Notes

     The Series A Notes were offered and sold (i) to qualified institutional buyers in reliance on Rule 144A under the Securities Act ("Rule 144A Notes") and
(ii) to institutional "accredited investors" as defined in Rule 501(a)(1), (2),
(3) or (7) under the Securities Act ("Accredited Investor Notes") and in each case are represented by a separate note in registered, global form (collectively, the "Series A Global Notes").

  Series B Global Note

     The Series B Notes will initially be issued in the form of one global certificate (the "Series B Global Note" and collectively with the Series A Global Notes, the "Global Notes"). The Series B Global Note will be deposited on the date of the consummation of the Exchange Offer with or on behalf of DTC and registered in the name of DTC or its nominee.

     DTC has advised the Company that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies, and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     So long as DTC, or its nominee, is the registered owner or holder of the Series B Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Series B Global Note for all purposes under the Indenture. The Company understands that pursuant to procedures established by DTC (i) upon deposit of the Series B Global Note, DTC or its custodian will credit, on its book entry registration and transfer system, the respective principal amount of Series B Notes of the individual beneficial interests represented by such Series B Global Note to the accounts of Persons who have accounts with such depositary and (ii) ownership of the Series B Notes evidenced by the Series B Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to the interests of DTC's participants), DTC's participants and DTC's indirect participants. No beneficial owner of an interest in the Series B Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments made with respect to the Series B Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. The Company will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Series B Global Note or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payments made with respect to the Series B Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Series B Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Series B Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in same-day funds.

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

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Series B Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Certificated Notes

     Subject to certain conditions contained in the Indenture, any person having a beneficial interest in the Global Notes may, upon request to the Trustee, exchange such beneficial interest for Notes in registered certificated form ("Certificated Notes"). Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Notes under the Indenture, then, upon surrender by the Global Note holder of the Global Notes, Notes in such form will be issued to each person that the Global Note holder and the DTC identify as being the beneficial owner of the related Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note holder or the DTC in identifying the beneficial owners of the Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note holder or the DTC for all purposes.

  Same Day Settlement and Payment

     The Indenture requires that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note holder. With respect to Notes in certificated form, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The Notes represented by the Global Notes are expected to trade in the DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by the DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated Notes will also be settled in immediately available funds.

     Because of time zone differences, the securities account of a Euroclear System ("Euroclear") or Cedel Bank societe anonyme ("Cedel") participant purchasing an interest in a Global Note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Cedel as a result of sales of interests in a Global Note by or through a Euroclear or Cedel participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC's settlement date.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other

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

Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory or obsolete or excess equipment or equipment that is not longer useable, in each case, in the ordinary course of business (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales: (i) a transfer of assets by the Company to a Wholly Owned Subsidiary or by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary, (ii) an issuance of Equity Interests by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary, and (iii) a Restricted Payment that is permitted by the covenant described above under "-- Certain Covenants -- Restricted Payments."

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the New Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better,
(iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition and (vi) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (i)-(v) of this definition.

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange
Act); (ii) the adoption of a plan relating to the liquidation or dissolution of the Company; (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares); (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors or; (iv) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of transaction fees, goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus (v) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof that is a guarantor, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     "Credit Facilities" means, with respect to the Company, one or more debt facilities (including, without limitation, the New Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (i) or (ii) of the definition of Permitted Debt.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under "-- Certain Covenants -- Restricted Payments."

     "Domestic Subsidiary" means any Subsidiary of the Company that either (a) is organized within any state of the United States of America, or (b) has guaranteed any Indebtedness of the Company or any other Domestic Subsidiary.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Indebtedness" means up to $6.1 million in aggregate principal amount of Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the New Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of

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

all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the referent Person or any of its Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (iii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and
(iv) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantors" means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing

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

Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Investment Banking Fee" means $1.35 million paid by the Company to CGW Southeast Management III, L.L.C. or its designees on the Closing Date.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under "-- Certain Covenants -- Restricted Payments."

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Management Fee" means management and consulting service fees in an amount not to exceed $680,000 annually payable by the Company to CGW Southeast III, L.L.C. or its designees.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and
(ii) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

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

     "New Credit Facility" means that certain Credit Agreement, by and among the Company, the lenders named therein and NationsBank, N.A., as Agent, providing for up to $15.0 million of revolving credit borrowings and letter of credit issuances, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),
(b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against a Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Subsidiaries.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Business" means any business that manufactures and/or sells silicon metal or microsilica, or any business that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

     "Permitted Investments" means (a) any Investment in the Company or in a Subsidiary of the Company that is a guarantor (or, if such Subsidiary is a foreign Subsidiary, 65% of the capital stock of which has been pledged to the Trustee pursuant to a pledge agreement, in form and substance reasonably satisfactory to the Trustee, securing the payment in full of all Obligations with respect to the Notes); (b) any Investment in Cash Equivalents; (c) any Investment by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Subsidiary of the Company and a guarantor or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Subsidiary of the Company that is a guarantor;
(d) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under "-- Repurchase at the Option of Holders -- Asset Sales";
(e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; and (f) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, not to exceed $5.0 million.

     "Permitted Liens" means (i) Liens on assets of the Company or any of its Subsidiaries securing obligations under any Credit Facility that were permitted by the terms of the Indenture to be incurred; (ii) Liens in favor of the Company; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (v) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iv) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness; (vi) Liens existing on the date of the Indenture and replacement, refinancing or renewals thereof, in whole or in part; (vii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

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

(viii) Liens to secure Indebtedness permitted by clause (v) or (vii) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock;" and (ix) other Liens with respect to obligations that do not exceed $5.0 million at any one time outstanding.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries (other than intercompany Indebtedness); provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Trading Day," with respect to a securities exchange or automated quotation system, means a day on which such exchange or system is open for a full day of trading.

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time

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

be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                       DESCRIPTION OF OTHER INDEBTEDNESS

CREDIT FACILITIES

     In connection with the Acquisition, the Company replaced the Terminated Credit Facility and the Terminated Reimbursement Agreement with the New Credit Facility. The closing of the New Credit Facility was completed simultaneously with the Acquisition Closing. The New Credit Facility is being provided by NationsBank, N.A., and provides availability for revolving borrowings and letters of credit in an aggregate principal amount of up to $15.0 million (the "Commitment"). The total amount of (i) revolving borrowings, (ii) undrawn amounts of letters of credit and (iii) reimbursement obligations in respect of letters of credit, may not exceed the Commitment.

     The Commitment will expire in March 2003. In addition, the New Credit Facility requires that outstanding revolving loans be repaid, and the Commitment be permanently reduced, upon certain non-ordinary course asset sales by Holdings, the Company or any future subsidiary of the Company. Revolving loans bear interest at a variable rate equal, at the option of the Company, to (i) LIBOR (having interest periods of 1, 2, 3 or 6 months, at the Company's option) plus a margin of up to 2.25% per annum or (ii) the base rate (defined to mean the higher of (a) NationsBank's publicly announced "prime rate" and (b) a rate tied to the rates on overnight Federal funds transactions with members of the Federal Reserve System) plus a margin of up to 1.25% per annum. Drawings under letters of credit which are not promptly reimbursed by the Company accrue interest at a variable rate equal to the base rate plus a margin of up to 3.25% per annum. Beginning one year after the closing of the New Credit Facility, these margins may be reduced based on the financial performance of the Company.

     The New Credit Facility contains a number of covenants, including, among others, covenants restricting the Company and its subsidiaries with respect to the incurrence of indebtedness (including contingent obligations); the creation of liens; substantially changing the nature of its business; the consummation of certain transactions such as dispositions of substantial assets, mergers or consolidations; the making of certain investments and loans; the making of dividends and other distributions; the prepayment of indebtedness; transactions with affiliates; agreeing to certain restrictions on its actions (including agreeing not to grant liens); and limitations on sale leaseback transactions. In addition, the New Credit Facility contains affirmative covenants including, among others, requirements regarding compliance with laws; preservation of corporate existence; maintenance of insurance; payment of taxes and other obligations; maintenance of properties; environmental compliance; the keeping of books and records; the maintenance of intellectual property; and the delivery of financial and other information to the agent and the lenders under the New Credit Facility.

     The Company is also required to comply with certain financial tests and maintain certain financial ratios. Certain of these financial tests and ratios include: (i) maintaining a minimum net worth; (ii) maintaining a maximum ratio of indebtedness (less cash and cash equivalents) to EBITDA; and (iii) maintaining a minimum ratio of EBITDA to interest expense.

     The New Credit Facility contains customary events of default. An event of default under the New Credit Facility would allow the lenders thereunder to accelerate or, in certain cases, would automatically cause the acceleration of, the maturity of the indebtedness under the New Credit Facility and would restrict the ability of the Company to meet its obligations to the holders of the Notes.

     Credit extended under the New Credit Facility is secured by substantially all of the Company's assets and the real and personal property used in the Company's operations which is, as a result of the IRB Financing, owned by the Montgomery IDB and leased to the Company. In addition, the payment of principal of, and interest on, indebtedness under the New Credit Facility is guaranteed on a senior basis by Holdings and each of the Company's future subsidiaries. In connection with its guarantee, Holdings has agreed that it will not, among other things, engage in any business, activity or operation other than owning the capital stock of

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

SIMCALA, and that it will not merge or consolidate with any other person or entity. In addition, Holdings' guarantee is secured by substantially all of Holdings' assets, including all of the capital stock of SIMCALA.

INDUSTRIAL REVENUE BOND FINANCING

  General

     In connection with the Company's acquisition of the Facility, the SIDA issued $6.0 million aggregate principal amount of the IRBs under the Bond Indenture. Simultaneously with the issuance of the IRBs, the SIDA entered into a Loan Agreement dated as of January 1, 1995 (the "Bond Loan Agreement") with the Montgomery IDB and SIMCALA, pursuant to which the SIDA loaned the proceeds from the sale of the IRBs to SIMCALA and the Montgomery IDB (the "Bond Loan") and SIMCALA and the Montgomery IDB agreed to pay the principal of, and interest on, the Bond Loan in an amount sufficient for the SIDA to pay the principal of, premium, if any, and interest on the IRBs when the same become due and payable, together with all amounts necessary to pay the holders of the IRBs upon an Optional or Mandatory Tender (as defined herein). The right of the SIDA to receive such payments from SIMCALA and the Montgomery IDB in amounts sufficient to satisfy such obligations of the SIDA has been assigned to the Bond Trustee. The proceeds of the Bond Loan were used by SIMCALA and the Montgomery IDB to finance or refinance (i) the acquisition of the Facility, the improvements thereon and certain equipment used in SIMCALA's operations and (ii) the acquisition and construction of improvements thereof, including renovating, expanding and refurbishing the Facility, such improvements and such equipment (collectively, the "Project").

     As required by the Bond Loan Agreement, SIMCALA caused the Terminated Bond Letter of Credit to be issued pursuant to the Terminated Reimbursement Agreement to the Bond Trustee to provide credit support for the obligations of the SIDA under the Bond Indenture to the holders of the IRBs. As part of the Transactions, SIMCALA replaced the Terminated Bond Letter of Credit with the New Bond Letter of Credit issued under the New Credit Facility. In addition, as a consequence of the IRB Financing, substantially all of the real and personal property used in SIMCALA's operations (including the Facility) is owned by the Montgomery IDB and leased to SIMCALA under the Consolidated, Amended and Restated Lease dated as of January 1, 1995 between the Montgomery IDB, as lessor, and SIMCALA, as lessee (the "Lease Agreement").

  IRBs, Bond Indenture and Bond Loan Agreement

     The IRBs, which mature on December 1, 2019, currently accrue interest at a rate which is reset every seven days (a "Seven-Day Rate") as determined by the Remarketing Agent based on its evaluation of applicable Rate Determination Factors. Interest on the IRBs is payable monthly. Under certain circumstances and subject to certain restrictions, SIMCALA may elect to have the IRBs accrue interest (i) at a fixed rate for a one year period or (ii) at a permanent fixed rate until the IRBs mature, in both cases determined by the Remarketing Agent based on the Remarketing Agent's evaluation of the applicable Rate Determination Factors. However, interest borne by the IRBs cannot exceed the lower of 15% per annum and the maximum rate per annum specified in any letter of credit which provides credit support for the IRBs. As of March 31, 1998, interest on the IRBs accrued at a Seven-Day Rate equal to approximately 5.8% per annum. Whenever the IRBs accrue interest at a Seven-Day Rate, they are redeemable at par at the option of the Company at any time upon 30 days' notice.

     Upon seven days' notice, each holder of IRBs may, whenever the IRBs accrue interest at a Seven-Day Rate, tender all or part of the IRBs held by such holder for purchase at a purchase price equal to 100% of the principal amount thereof, together with accrued interest thereon to the purchase date (an "Optional Tender"). In addition, under certain circumstances, each holder of IRBs will be required to tender such holder's IRBs for a purchase price equal to 100% of the principal amount thereof, together with accrued interest thereon to the purchase date (a "Mandatory Tender"). Upon any Optional or Mandatory Tender of the IRBs, the Remarketing Agent will use its best efforts to remarket the IRBs tendered for purchase, unless an event of default exists under the Bond Indenture. If the Remarketing Agent is unable to remarket any of the IRBs so tendered, the Bond Trustee is required under the Indenture to draw sufficient funds under the letter of credit

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

then providing credit support for the IRBs to pay the purchase price of the IRBs tendered. If the bank issuing such letter of credit fails to pay any such draw, SIMCALA would be obligated to directly pay such purchase price. The Company's failure to make such payment would constitute an event of default under the Bond Loan Agreement and the Bond Indenture.

     The Bond Indenture and the Bond Loan Agreement contain customary covenants and events of default. Upon the occurrence of an event of default under the Bond Indenture, the Bond Trustee (i) may, and under certain circumstances is required to, (a) declare the principal of, premium, if any, and interest on, all IRBs to be immediately due and payable and (b) make a drawing under the letter of credit which then supports the IRBs to pay such amounts, and (ii) may exercise the other remedies available to it under the Bond Indenture. Similarly, upon the occurrence of an event of default under the Bond Loan Agreement, the Bond Trustee, as assignee of the SIDA's right to receive payments thereunder, may declare the principal of, premium, if any, and interest on, the Bond Loan to be immediately due and payable and may exercise the other remedies available to it under the Bond Indenture. In addition, the New Credit Facility, the Bond Indenture and the Bond Loan Agreement are cross-defaulted to each other. Accordingly, an event of default under the Bond Indenture, the Bond Loan Agreement or the New Credit Facility could result in a drawing on the New Bond Letter of Credit, thus resulting in a reimbursement obligation of SIMCALA under the New Credit Facility. Such an obligation would be a secured obligation of SIMCALA to the extent of the collateral securing the New Credit Facility. Also, an event of default under either the Bond Indenture or the Bond Loan Agreement would cause an event of default under the New Credit Facility, thus allowing the lenders thereunder to accelerate the maturity of the indebtedness thereunder (including the reimbursement obligation resulting from the drawing under the New Bond Letter of Credit) and restricting the ability of the Company to meet its obligations to the holders of the Notes.

  Lease Agreement

     The Lease Agreement expires on June 1, 2010, unless terminated earlier pursuant to its terms, and requires rental payments equal to the sum of (i) amounts necessary to service indebtedness incurred to pay or reimburse costs related to the Project (including indebtedness incurred under the Bond Loan Agreement) and (ii) $2,000 per year, together with all costs and expenses of the Montgomery IDB incurred in connection with the Lease Agreement. The former amounts are payable directly to the party to whom such amounts are due when they become due, but nevertheless constitute rental payments to the Montgomery IDB, while the latter amounts are payable to the Montgomery IDB annually in advance on June 1 of each year. The Lease Agreement further provides that SIMCALA must, at its expense, (i) keep the Project in as reasonably safe a condition as its operations permit; (ii) maintain the Project in good condition, repair and working order; (iii) make or cause to be made all needful and proper repairs, renewals and replacements to the Project; (iv) pay all utility and other charges for the operation, use and upkeep of the Project; and (v) pay all taxes and governmental charges lawfully assessed or levied against the Project. In addition, SIMCALA is required to keep the Project insured in an amount equal to the full replacement cost thereof against customary casualties, is required to maintain public liability insurance in the minimum amount of $2.0 million combined single limit coverage and is required to maintain public liability insurance in such amount with respect to each vehicle used in connection with the Project.

     At all times, SIMCALA has the right to terminate the Lease Agreement and purchase the Project from the Montgomery IDB upon 30 days' notice for a purchase price of $2,000 plus the amount necessary to pay in full the principal of, premium, if any, and interest on, the IRBs. If this purchase option has not been exercised by the last day of the lease term, it is automatically deemed exercised.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Exchange Notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary, and proposed Treasury Regulations, and laws, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold Exchange Notes as "capital assets" (within the meaning of Section 1221 of the Code). This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, or persons that will hold Exchange Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes.

     For the purposes of this discussion, a "U.S. Holder" means any holder of an Exchange Note that is (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof (except, in the case of a partnership, to the extent future Treasury Regulations provide otherwise), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust other than a "foreign trust," as such term is defined in Section 7701(a)(31) of the Code. A "U.S. Alien Holder" means any holder of an Exchange Note that is not a U.S. Holder.

     THE FOLLOWING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, INVESTORS CONSIDERING THE PURCHASE OF EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES FEDERAL INCOME TAXATION OF U.S. HOLDERS

  Payment of Interest

     Interest on an Exchange Note generally will be includable in the income of the U.S. Holder of such Exchange Note as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

  Market Discount on Resale of Exchange Notes

     A U.S. Holder of an Exchange Note should be aware that the purchase or resale of an Exchange Note may be affected by the "market discount" provisions of the Code. The market discount rules generally provide that if a U.S. Holder of an Exchange Note purchases the Exchange Note at a market discount (i.e., a discount other than at original issue), any gain recognized upon the disposition of the Exchange Note by the U.S. Holder will be taxable as ordinary interest income, rather than as capital gain, to the extent such gain does not exceed the accrued market discount on such Exchange Note at the time of such disposition. "Market discount" generally means the excess, if any, of an Exchange Note's stated redemption price at maturity over the price paid by the holder therefor, subject to a de minimis exception. A U.S. Holder who acquires an Exchange Note at a market discount also may be required to defer the deduction of a portion of the amount of interest that the holder paid or accrued during the taxable year on indebtedness incurred or maintained to purchase or carry such Exchange Note, if any.

     Any principal payment on an Exchange Note acquired by a U.S. Holder at a market discount will be included in gross income as ordinary income (generally, as interest income) to the extent that it does not exceed the accrued market discount at the time of such payment. The amount of the accrued market discount for purposes of determining the tax treatment of subsequent payments on, or dispositions of, an Exchange Note is to be reduced by the amounts so treated as ordinary income.

     A U.S. Holder of an Exchange Note acquired at a market discount may elect to include market discount in gross income, for federal income tax purposes, as such market discount accrues, either on a straight-line basis or on a constant interest rate basis. This current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and

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

may not be revoked without the consent of the IRS. If a U.S. Holder of an Exchange Note makes such an election, the foregoing rules regarding the recognition of ordinary interest income on sales and other dispositions and the receipt of principal payments with respect to such Exchange Note, and regarding the deferral of interest deductions on indebtedness incurred or maintained to purchase or carry such Exchange Note, will not apply.

  Exchange Notes Purchased at a Premium

     In general, if a U.S. Holder purchases an Exchange Note for an amount in excess of its stated redemption price at maturity, then such holder may elect to treat such excess as "amortizable bond premium," in which case the amount required to be included in such holder's income each year with respect to interest on the Exchange Note will be reduced by the amount of amortizable bond premium allocable to such year. Any such election would apply to all bonds (other than bonds the interest on which is excludable from gross income) held by the holder at the beginning of the first taxable year to which the election applies or which thereafter are acquired by the holder, and such election is irrevocable without the consent of the IRS. On December 30, 1997, final Treasury Regulations were published, effective generally for debt instruments acquired on or after March 2, 1998, relating to the amortization of bond premium. All U.S. Holders who purchase Exchange Notes at a premium should consult their tax advisors regarding the election to amortize premium and the method of amortization to be employed.

  Sale, Exchange or Retirement of the Exchange Notes

     Upon the sale, exchange or redemption of an Exchange Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between
(i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to either Liquidated Damages, discussed below, or accrued interest income not previously included in income which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Exchange Note. A holder's adjusted tax basis in an Exchange Note generally will equal the cost of the Exchange Note to such holder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the Exchange Note is more than one year at the time of sale, exchange or redemption. Under recently enacted legislation, the net capital gain of an individual derived in respect of the Exchange Notes generally will be taxed at a maximum rate of 28% if the holding period for the Exchange Notes was greater than one year but not more than 18 months, or 20% if the holding period was greater than 18 months.

  Exchange of Notes for Exchange Notes

     The exchange of Notes for Exchange Notes pursuant to the Exchange Offer should not be considered a taxable exchange for federal income tax purposes because the Exchange Notes should not constitute a material modification of the terms of the Notes. Accordingly, such exchange should have no federal income tax consequences to U.S. Holders of Notes, and the basis of such a holder in an Exchange Note will be the same as such holder's adjusted tax basis in the Note exchanged therefor.

  Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on an Exchange Note and payments of the proceeds of the sale of an Exchange Note to certain noncorporate holders, and a 31% backup withholding tax may apply to such payments if the U.S. Holder (a) fails to furnish or certify his correct taxpayer identification number to the payer in the manner required, (b) is notified by the IRS that he has failed to report payments of interest and dividends properly or (c) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required minimum information is furnished to the IRS.

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

  Liquidated Damages

     The Company believes that Liquidated Damages, if any, described above under "Description of Senior Notes -- Registration Rights; Liquidated Damages" will be taxable to the U.S. Holder as ordinary income in accordance with the holder's method of accounting for federal income tax purposes. The IRS may take a different position, however, which could affect the timing of a holder's income with respect to Liquidated Damages, if any.

UNITED STATES FEDERAL INCOME TAXATION OF U.S. ALIEN HOLDERS

  Payment of Interest

     The payment of interest on an Exchange Note generally will not be subject to United States federal income tax withholding, if (1) the interest is not effectively connected with the conduct of a trade or business within the United States, (2) the U.S. Alien Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (3) the U.S. Alien Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership and (4) either (i) the beneficial owner of the Exchange Note certifies to the Company or its agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address on United States Treasury Form W-8 (or on a suitable substitute form) or (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Exchange Note certifies under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payer with a copy thereof. Payments to a U.S. Alien Holder not described in clauses (2) through (4) above will be subject to withholding at a rate of 30% on the gross amount of such payment, unless the rate of withholding is reduced or eliminated by an applicable income tax treaty and the U.S. Alien Holder provides the Company with a properly completed Form 1001 certifying to its exemption from withholding under such treaty. For a U.S. Alien Holder for which payments on the Exchange Notes constitute income effectively connected with a United States trade or business of such holder, such holder may provide a properly executed Form 4224 (or such successor forms as the IRS designates) in order to avoid imposition of withholding tax at a rate of 30%. Unless an applicable treaty provides otherwise, U.S. Alien Holders providing such certification will be subject to United States net income taxation at regular graduated rates on such effectively connected income (and, in the case of corporate holders, may in addition be subject to the branch profits tax).

     Recently issued Treasury Regulations (the "Final Withholding Regulations") modify the currently effective information reporting and backup withholding procedures and requirements. The Final Withholding Regulations were originally scheduled to be effective for payments made after December 31, 1998, subject to certain transition rules. The IRS recently issued a notice, however, announcing the intent of the Treasury Department and the IRS to amend the Final Withholding Regulations so that they generally will not apply to payments made before January 1, 2000. All U.S. Alien Holders should consult their tax advisors regarding the application of the Final Withholding Regulations.

  Sale, Exchange or Retirement of Exchange Notes

     A U.S. Alien Holder generally will not be subject to United States federal income tax on any capital gain realized in connection with the sale, exchange, retirement, or other disposition of an Exchange Note, provided (i) such gain is not effectively connected with the conduct by such holder of a trade or business in the United States, and (ii) in the case of a U.S. Alien Holder that is an individual, such holder is not present in the United States for 183 days or more in the taxable year of the disposition.

  Information Reporting and Backup Withholding

     Payments on the Exchange Notes to U.S. Alien Holders generally should not be subject to information reporting and backup withholding at the rate of 31% if the certification described under "--Payment of Interest" above is received and the payer does not have actual knowledge that the holder is a U.S. Holder.

Payment outside the United States of the proceeds of the sale of an Exchange Note to or through a foreign office of a "broker" (as defined in applicable United States Treasury Regulations) should not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes or a foreign person 50% or more of whose gross income is from a United States trade or business, information reporting should apply to such payment unless the broker has documentary evidence in its records that the beneficial owner is not a U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of proceeds from a sale of an Exchange Note to or through the United States office of a broker is subject to information reporting and backup withholding unless the U.S. Alien Holder certifies as to its U.S. Alien Holder status or otherwise establishes an exemption from information reporting and backup withholding. All U.S. Alien Holders are urged to consult their own tax advisors regarding the possible application of information reporting and backup withholding in light of their particular circumstances under the Final Withholding Regulations.

                                 LEGAL MATTERS

     Certain legal matters in connection with the issuance of the Exchange Notes have been passed upon for the Company by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

     The financial statements for SIMCALA, Inc. as of December 31, 1997 and for the year then ended included in this Prospectus and the related financial statement schedule included elsewhere in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements for SIMCALA, Inc. as of December 31, 1996, and for the year then ended included in this Prospectus and the related financial statement schedule included elsewhere in this Registration Statement have been audited by Crowe, Chizek and Company LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of SIMCALA, Inc. appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon dated March 8, 1996 also appearing elsewhere herein and in the Registration Statement. Such financial statements have been included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
SIMCALA, Inc. (The Company):
  Unaudited Interim Balance Sheet
  Balance Sheet as of March 31, 1998........................   F-2
  Notes to Balance Sheet....................................   F-3
SIMCALA, Inc. (The Predecessor):
  Audited Financial Statements
  Independent Auditors' Report..............................   F-8
  Independent Auditors' Report..............................   F-9
  Independent Auditors' Report..............................  F-10
  Balance Sheets as of December 31, 1997 and December 31,
     1996...................................................  F-11
  Statements of Operations for the years ended December 31,
     1997 and December 31, 1996 and for the period from
     February 10, 1995 (date of inception) to December 31,
     1995 and the three-months ended March 31, 1998 and 1997
     (unaudited)............................................  F-12
  Statements of Changes in Stockholders' Equity for the
     years ended December 31, 1997 and December 31, 1996 and
     for the period from February 10, 1995 (date of
     inception) through December 31, 1995...................  F-13
  Statements of Cash Flows for the years ended December 31,
     1997 and December 31, 1996 and for the period from
     February 10, 1995 (date of inception) to December 31,
     1995 and the three-months ended March 31, 1998 and 1997
     (unaudited)............................................  F-14
Notes to Financial Statements...............................  F-15

                                 SIMCALA, INC.

                                 BALANCE SHEET
                              AS OF MARCH 31, 1998
                                  (UNAUDITED)

                                  ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 15,796,000
  Accounts receivable.......................................     5,809,000
  Receivables from employees................................     1,800,000
  Taxes receivable..........................................     1,007,000
  Inventories...............................................     2,871,000
  Deferred income taxes.....................................     2,246,000
  Other current assets......................................       355,000
                                                              ------------
          Total current assets..............................    29,884,000
Property, plant and equipment...............................    53,075,000
Intangible assets...........................................    39,708,000
                                                              ------------
          Total assets......................................  $122,667,000
                                                              ============
                   LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable and accrued expenses.......................  $  9,348,000
Current maturities of long-term debt........................        90,000
                                                              ------------
          Total current liabilities.........................     9,438,000
Long-term debt, net of current portion......................    81,083,000
Deferred income taxes.......................................    13,339,000
                                                              ------------
          Total liabilities.................................   103,860,000
                                                              ------------
Commitments and Contingencies (Note 6)
Stockholder's equity:
Common stock, par value $.01 per share;
  20,000 shares authorized; 10,889 shares issued and
  outstanding...............................................           109
Additional paid-in capital..................................    18,806,891
Retained earnings...........................................            --
                                                              ------------
          Total stockholder's equity........................    18,807,000
                                                              ------------
          Total liabilities and stockholder's equity........  $122,667,000
                                                              ============

                                 SIMCALA, INC.
                                 (THE COMPANY)

                             NOTES TO BALANCE SHEET

1. ORGANIZATION AND OPERATIONS

     On March 31, 1998, SAC Acquisition Corp. ("SAC"), a subsidiary of Simcala Holdings, Inc. ("Holdings") purchased all of the outstanding common stock of SIMCALA, Inc. ("SIMCALA" or the "Company") (the "Acquisition"). On such date, SAC was merged into SIMCALA. Holdings and SAC conducted no significant business other than in connection with the Acquisition.

     The Company is a producer of silicon metal for sale to the aluminum and silicone industries. The Company sells to customers in the metal industry who are located primarily throughout the United States. Credit is extended based on an evaluation of the customer's financial condition. At March 31, 1998, three customers accounted for 40.7%, 17.3%, and 9.5% of the outstanding receivables. The Company maintains credit insurance for all customer accounts receivable.

     The Acquisition of the Predecessor for approximately $66.7 million in cash, including approximately $6 million for fees and other costs directly associated with the Acquisition, has been accounted for as a purchase. Accordingly, the purchase price has been allocated to the identifiable assets and liabilities based on fair values at the acquisition date. The excess of the purchase price over the fair value of the identifiable net assets in the amount of $35.0 million has been classified as goodwill. Additionally, the effect of the carryover basis of senior management of $3.2 million has been considered in the allocation of the purchase price.

     The Acquisition was financed through the issuance of senior notes in the amount of $75,000,000 (see Note 4) and equity contributed of $22,000,000.

     In connection with the Acquisition, the purchase method of accounting was used to establish and record a new cost basis for the assets acquired and liabilities assumed. The allocation of the purchase price and acquisition costs to the assets acquired and liabilities assumed is preliminary at March 31, 1998, and is subject to change pending the finalization of appraisals and other studies of fair value and finalization of management's plans which may result in the recording of additional liabilities as part of the allocation of the purchase price. The excess of the purchase price over the preliminary fair market value of assets acquired and liabilities assumed was recorded as goodwill.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Unaudited Balance Sheet. In the opinion of management, the unaudited balance sheet included herein reflects all normal recurring accruals necessary for a fair statement of the financial position of the interim period reflected. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted from this balance sheet pursuant to applicable rules and regulations of the Securities and Exchange Commission.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

     Inventories. Inventories are stated using the average cost method which approximates the first-in, first-out (FIFO) inventory cost method.

     Property, Plant, and Equipment. It is the policy of the Company to capitalize expenditures for major renewals and betterments and to charge to operating expenses the cost of current maintenance and repairs.

                                 SIMCALA, INC.
                                 (THE COMPANY)

                     NOTES TO BALANCE SHEET -- (CONTINUED)

Interest costs associated with major property additions are capitalized while the projects are in the process of acquisition and construction. The Company evaluates the estimated useful lives and the carrying value of assets on a periodic basis to determine whether events or circumstances warrant revised estimated useful lives or whether any impairment exists. Management believes no material impairment existed at March 31, 1998.

     The Company provides for depreciation over the estimated useful lives of plant and equipment by the straight-line method using the following useful lives (in years):

                                                              USEFUL
ASSET CATEGORY                                                 LIFE
--------------                                                ------
Land Improvements...........................................    20
Buildings...................................................    40
Machinery and equipment.....................................    14
Mobile equipment and vehicles...............................     6
Furniture and fixtures......................................    10
Computer equipment..........................................     7
Computer software...........................................     5

     The cost and accumulated depreciation and amortization relating to assets retired or otherwise disposed of is eliminated from the respective accounts at the time of disposition. Gains or losses from disposition are included in current operating results.

     Intangible Assets. Intangible assets include the excess of the cash consideration over the estimated fair market value of the net assets acquired in the Acquisition of $35.0 million which are amortized over twenty-five years. In addition, debt issuance costs of $4.8 million have been recorded which are amortized over 8 years. The Company evaluates the amortization period and the carrying value of intangible assets on a periodic basis to determine whether events or circumstances warrant revised estimates of useful lives or whether impairment exists.

     New Accounting Pronouncements. In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 establishes standards for reporting and displaying of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS 131 establishes standards for the way public business enterprises report information about operating segments. The Company adopted SFAS 130 at inception. The adoption of this standard did not have an effect on its financial statements. The Company will adopt SFAS 131 in its annual financial statements for 1998. Management does not anticipate that the adoption of this standard will have a significant effect on the financial statements.

     Stock-Based Compensation. Stock-based compensation is accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation."

3. INVENTORIES

     Inventories consist of the following as of March 31, 1998:

Raw Materials...............................................  $1,283,000
Finished Goods..............................................   1,292,000
Supplies....................................................     296,000
                                                              ----------
                                                              $2,871,000
                                                              ==========

                                 SIMCALA, INC.
                                 (THE COMPANY)

                     NOTES TO BALANCE SHEET -- (CONTINUED)

4. LONG-TERM DEBT

     As of March 31, 1998, long-term debt consists of the following:

     Senior Notes which bear interest at 9 5/8% and are due
      April 2006............................................  $75,000,000
     Industrial development bonds which bear interest at a
      variable rate. At March 31, 1998, the interest rate
      was 5.75%. The bonds mature on December 1, 2019. Bonds
      and applicable interest are secured by a letter of
      credit................................................    6,000,000
     Various capital leases payable at interest rate of
      9.91% to 10.0% expiring at various dates through 1999.
      Aggregate monthly payments approximate $6000..........      173,000
                                                              -----------
                                                               81,173,000
     Less current portion...................................      (90,000)
                                                              -----------
     Long-term debt.........................................  $81,083,000
                                                              ===========

     The Senior Notes (the "Notes") mature on April 15, 2006, unless previously redeemed. Interest on the Notes is payable semiannually on April 15 and October 15, commencing October 15, 1998. The Notes are redeemable at the option of the Company, in whole or in part, on or after April 15, 2002, at the redemption price, plus accrued interest and liquidated damages, as defined, if any. At any time on or before April 15, 2001, the Company may redeem up to 30% of the original aggregate principal amount of the Notes with the net proceeds of a public offering of common stock of the Company or Holdings, provided that at least 70% of the original aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption.

     The Notes are generally unsecured obligations of the Company and rank senior to all existing and future subordinated indebtedness of the Company.

     In connection with the Acquisition, the Company entered into a credit facility which provides availability for revolving borrowings and letters of credit in an aggregate amount of up to $15,000,000 (the "Commitment"). The credit facility expires in March 2003. At March 31, 1998, $6.1 million related to letters of credit was outstanding under the credit facility.

     The credit facility requires that the Commitment be permanently reduced, upon certain non-ordinary course asset sales by Holdings, the Company or any future subsidiary of the Company. Revolving loans will bear interest at a variable rate equal, at the option of the Company, to (i) LIBOR (having interest periods of 1, 2, 3, or 6 months, at the Company's option) plus a margin of up to 2.25% per annum or (ii) the base rate (defined to mean the higher of (i) publicly announced "prime rate" and (ii) a rate tied to overnight Federal funds transactions with members of the Federal Reserve System) plus a margin of up to 1.25% per annum. Drawings under letters of credit which are not promptly reimbursed by the Company are expected to accrue interest at a variable rate equal to the base rate plus a margin up to 3.25% per annum. Beginning 36 months after the closing of the credit facility, these margins may be reduced based on the financial performance of the Company.

     The Notes and the credit facility contain a number of covenants, including, among others, covenants restricting the Company and its subsidiaries with respect to the incurrence of indebtedness (including contingent obligations); the creation of liens; substantially changing the nature of its business; the consummation of certain transactions such as dispositions of substantial assets, mergers or consolidations; the making of certain investments and loans; the making of dividends and other distributions; the prepayment of indebtedness; transactions with affiliates; agreeing to certain restrictions on its actions (including agreeing not to grant liens); and limitations on sale leaseback transactions. In addition, the credit facility contains affirmative covenants including, among others, requirements regarding compliance with laws; preservation of corporate existence;

                                 SIMCALA, INC.
                                 (THE COMPANY)

                     NOTES TO BALANCE SHEET -- (CONTINUED)

maintenance of insurance; payment of taxes and other obligations; maintenance of properties; environmental compliance; the keeping of the books and records; the maintenance of intellectual property; and the delivery of financial and other information to the agent and the lenders under the credit facility.

     The Company is required to comply with certain financial tests and maintain certain financial ratios. Certain of these test and ratios include: (i) maintaining a minimum net worth; (ii) maintaining a maximum ratio of indebtedness to EBITDA; and (iii) maintaining a minimum ratio of EBITDA to interest expense.

     Credit extended under the credit facility is secured by substantially all of the Company's assets and the real and personal property used in the Company's operations.

     The Company is a party to a capital lease for land and buildings at its manufacturing facility in Mt. Meigs, Alabama (the "Lease"). The Lease is with the Industrial Development Board ("IBD") for the city of Montgomery. Rental payments of $2,000 a year are required and the term of the Lease expires June 1, 2010. The Lease contains a bargain purchase option whereby the property can be purchased from the IDB for $1.

5. INCOME TAXES

     The significant component of the Company's deferred tax assets and liabilities are as follows:

Deferred tax liabilities
  Accelerated tax depreciation..............................  $13,238,000
  Other liabilities.........................................      101,000
                                                              -----------
                                                               13,339,000
Deferred tax assets
  ATM credit carryforward...................................    1,090,000
  Net operating loss carryforwards..........................      861,000
  Other assets..............................................      295,000
                                                              -----------
                                                                2,246,000
                                                              -----------
          Net deferred tax liability........................  $11,093,000
                                                              ===========

     The Company has recorded a tax receivable of $1,007,000 at March 31, 1998 related to net operating loss and AMT carrybacks. Such amounts are payable to the selling shareholders and as a result a corresponding payable has been recorded at March 31, 1998.

6. COMMITMENTS AND CONTINGENCIES

     As of March 31, 1998, the Company had entered into contracts totaling approximately $1 million for the construction of certain production equipment and had a commitment to purchase lumber totaling approximately $145,000.

     The Company is involved in litigation arising in the normal course of business. Management believes that the ultimate resolution of such litigation will not have a material adverse effect on the financial statements.

7. STOCK INCENTIVE PLAN OF HOLDINGS

     Holdings has adopted a Stock Incentive Plan (the "Plan") pursuant to which options to purchase up to 8,000 shares of Holdings Stock (the "Option") may be granted to the Senior Management or other employees (each an "Optionee") selected for participation in the Plan by the Compensation Committee of the Company's Board of Directors. At the time of the Acquisition, senior management collectively was issued Options to acquire 3,070 shares of Holdings stock. The Options are subject to a five-year vesting period and

                                 SIMCALA, INC.
                                 (THE COMPANY)

                     NOTES TO BALANCE SHEET -- (CONTINUED)

the Options issued on the date of the Acquisition are exercisable at an initial price per share of $1,000. The period in which the options may be exercised terminates ten years subsequent to the grant date, if not earlier terminated due to termination of employment. The Options will immediately and fully vest in the event of a merger or consolidation of Holdings with, or the sale of substantially all of the assets or stock of Holdings to, any person other than Cravey, Green & Wahlen, Inc. ("CGW") or a CGW affiliate. The Plan also provides for other equity-based forms of incentive compensation in addition to the Options.

8. RELATED PARTY TRANSACTIONS

     At March 31, 1998, the Company entered into a consulting agreement with CGW Southeast Management III, L.L.C. ("CGW Management") whereby the Company will pay a monthly retainer fee of $15,000 for financial and management consulting services. The consulting agreement expires in 2003. At the Acquisition closing, the Company paid to CGW Management an investment banking fee of $1.35 million for its services in assisting the Company in structuring and negotiating the Acquisition.

     In connection with the exercise of stock options by certain members of management, the Company is owed $1,800,000 by management. Such amount has been recorded as a receivable as of March 31, 1998 and is expected to be repaid within one year.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
SIMCALA, Inc.

     We have audited the accompanying balance sheet of SIMCALA, Inc. (the "Company") as of December 31, 1997 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1997 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

February 27, 1998
Atlanta, Georgia

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
SIMCALA, Inc.

     We have audited the accompanying balance sheet of SIMCALA, Inc. (the "Company") as of December 31, 1996 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1996 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                           /s/ CROWE, CHIZEK AND COMPANY LLP

Oak Brook, Illinois
January 17, 1997, except for
Note 4 as to which the date
is January 22, 1997.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
SIMCALA, Inc.

     We have audited the accompanying statements of operations, changes in stockholders' equity and cash flows for the period from February 10, 1995 (date of inception) through December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of SIMCALA, Inc.'s operations and cash flows for the period from February 10, 1995 through December 31, 1995, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Cleveland, Ohio
March 8, 1996

                                 SIMCALA, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                 1997          1996
                                                              -----------   -----------
                                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   634,877   $   186,291
  Accounts receivable (less allowance for doubtful accounts
     of $77,436 and $107,000 in 1997 and 1996,
     respectively)..........................................    5,830,386     5,045,578
  Inventories...............................................    2,663,941     1,961,351
  Prepaid income taxes......................................                    110,000
  Deferred income taxes.....................................    1,288,000       280,000
  Other current assets......................................      127,628       118,435
                                                              -----------   -----------
          Total current assets..............................   10,544,832     7,701,655
PROPERTY, PLANT, AND EQUIPMENT:
  Land, building, and improvements..........................    1,294,032       899,731
  Machinery and equipment, furniture and fixtures...........   24,917,520    23,109,362
  Construction in-progress..................................      281,876       373,131
                                                              -----------   -----------
                                                               26,493,428    24,382,224
  Accumulated depreciation..................................   (4,045,499)   (2,242,439)
                                                              -----------   -----------
          Property, plant, and equipment, net...............   22,447,929    22,139,785
INTANGIBLE ASSETS (net of accumulated amortization of
  $540,297 and $293,853 in 1997 and 1996, respectively).....      669,778       739,281
                                                              -----------   -----------
                                                              $33,662,539   $30,580,721
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses.....................  $ 6,124,945   $ 6,178,977
  Revolving line of credit..................................                  3,243,692
  Current maturities of interest-bearing long-term debt.....    2,340,752       577,853
  Current maturities of noninterest-bearing debt due to
     related party..........................................                  1,048,500
  Income taxes payable......................................    1,194,000
                                                              -----------   -----------
          Total current liabilities.........................    9,659,697    11,049,022
INTEREST-BEARING, LONG-TERM DEBT -- Net of current
  portion...................................................   12,763,170     8,748,009
NONINTEREST-BEARING DEBT DUE TO RELATED PARTY -- Net of
  current portion...........................................                  4,459,348
DEFERRED INCOME TAXES.......................................    2,964,000       689,000
                                                              -----------   -----------
          Total liabilities.................................   25,386,867    24,945,379
COMMITMENTS AND CONTINGENCIES (Notes 4 and 13)
STOCKHOLDERS' EQUITY:
  Preferred stock (Series B preferred stock, 3,000 shares
     authorized -- 1,500 shares issued and outstanding at
     December 31, 1996, par value $1.00 per share)..........                  1,500,000
  Common stock, 20,000 shares authorized -- 10,000 shares
     issued and 10,000 outstanding, respectively, par value
     $.01 per share)........................................          100           100
  Additional paid-in capital................................    2,250,189     1,903,466
  Retained earnings.........................................    6,025,383     2,231,776
                                                              -----------   -----------
          Total stockholders' equity........................    8,275,672     5,635,342
                                                              -----------   -----------
                                                              $33,662,539   $30,580,721
                                                              ===========   ===========

                       See notes to financial statements.

                                 SIMCALA, INC.

                            STATEMENTS OF OPERATIONS

                                                                                             PERIOD FROM
                                                                      YEAR ENDED            FEBRUARY 10,
                                     THREE MONTHS ENDED       ---------------------------       1995
                                          MARCH 31,                                           (DATE OF
                                  -------------------------   DECEMBER 31,   DECEMBER 31,   INCEPTION) TO
                                     1998          1997           1997           1996           1995
                                  -----------   -----------   ------------   ------------   -------------
                                         (UNAUDITED)
Net sales.......................  $14,854,000   $15,655,000   $62,184,345    $52,407,269     $31,523,036
Cost of goods sold..............   11,679,000    12,225,000    47,972,065     42,797,540      32,391,263
                                  -----------   -----------   -----------    -----------     -----------
          Gross profit..........    3,175,000     3,430,000    14,212,280      9,609,729        (868,227)
Selling and administrative
  expense.......................    3,824,000       682,000     2,845,842      1,923,466       1,598,577
                                  -----------   -----------   -----------    -----------     -----------
Operating income (loss).........     (649,000)    2,748,000    11,366,438      7,686,263      (2,466,804)
Interest expense................      314,000       415,000     1,709,586      1,511,596       1,110,592
Other income, net...............      282,000        30,000       228,461        444,451         359,054
                                  -----------   -----------   -----------    -----------     -----------
Income (loss) before income
  taxes.........................     (681,000)    2,363,000     9,885,313      6,619,118      (3,218,342)
Income tax provision
  (benefit).....................     (100,000)      793,000     3,514,000      1,169,000
                                  -----------   -----------   -----------    -----------     -----------
Net income (loss)...............  $  (581,000)  $ 1,570,000   $ 6,371,313    $ 5,450,118     $(3,218,342)
                                  ===========   ===========   ===========    ===========     ===========

                       See notes to financial statements.

                                 SIMCALA, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                      AND FOR THE PERIOD FEBRUARY 10, 1995
                 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1995

                                        SERIES B              ADDITIONAL    RETAINED
                                        PREFERRED    COMMON    PAID-IN      EARNINGS
                                          STOCK      STOCK     CAPITAL      (DEFICIT)       TOTAL
                                       -----------   ------   ----------   -----------   -----------
BALANCE -- February 10, 1995.........  $ 1,500,000    $100    $  999,900   $             $ 2,500,000
          Net loss...................                                      $(3,218,342)   (3,218,342)
                                       -----------    ----    ----------   -----------   -----------
BALANCE -- January 1, 1996...........    1,500,000     100       999,900    (3,218,342)     (718,342)
  Conversion of preferred stock......                            903,566                     903,566
          Net income.................                                        5,450,118     5,450,118
                                       -----------    ----    ----------   -----------   -----------
BALANCE -- December 31, 1996.........    1,500,000     100     1,903,466     2,231,776     5,635,342
  Redemption of preferred stock......   (1,500,000)                                       (1,500,000)
  Preferred stock dividend...........                                         (270,000)     (270,000)
  Payment to stockholders in
     conjunction with extinguishment
     of debt
     (Note 7)........................                                       (2,307,706)   (2,307,706)
  Compensation expense stock
     options.........................                            346,723                     346,723
          Net income.................                                        6,371,313     6,371,313
                                       -----------    ----    ----------   -----------   -----------
BALANCE -- December 31, 1997.........  $        --    $100    $2,250,189   $ 6,025,383   $ 8,275,672
                                       ===========    ====    ==========   ===========   ===========

                       See notes to financial statements.

                                 SIMCALA, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                               PERIOD FROM
                                                                                                              FEBRUARY 10,
                                                       THREE MONTHS ENDED                                         1995
                                                            MARCH 31,             YEAR ENDED DECEMBER 31,       (DATE OF
                                                    -------------------------   ---------------------------   INCEPTION) TO
                                                       1998          1997           1997           1996           1995
                                                    -----------   -----------   ------------   ------------   -------------
                                                           (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss)...............................  $  (581,000)  $ 1,570,000   $ 6,371,313    $ 5,450,118     $(3,218,342)
  Adjustments to reconcile net income (loss) to
    net cash provided by (used in) operating
    activities:
    Depreciation..................................      448,000       360,000     1,766,377      1,350,782       1,069,857
    Amortization of intangible assets.............        9,000         9,000       401,200        242,519              --
    Debt discount.................................       14,000        55,000        89,349        332,396         206,876
    Provision for doubtful accounts...............           --            --            --         91,644           1,644
    Deferred income taxes.........................      800,000       702,000     1,267,000        409,000              --
    Noncash stock option compensation.............      904,000        87,000       346,723             --              --
    Change in assets and liabilities:
      Increase (decrease) in accounts
        receivable................................       21,000      (990,000)     (784,808)      (758,012)     (1,028,259)
      Increase in taxes receivable................   (1,007,000)           --            --             --              --
      Increase in receivables from employees......   (1,800,000)           --            --             --              --
      Decrease (increase) in inventory............     (207,000)      134,000      (702,590)       524,124      (1,402,245)
      Decrease (increase) in prepaid income
        taxes.....................................           --       110,000       110,000       (110,000)             --
      Decrease (increase) in other assets.........      202,000      (191,000)       (9,193)      (183,550)        521,465
      Increase in accounts payable and other
        accrued expenses..........................    2,365,000      (854,000)    1,139,968      1,885,802       2,440,736
                                                    -----------   -----------   -----------    -----------     -----------
        Net cash provided by (used in) operating
          activities..............................    1,168,000       992,000     9,995,339      9,234,823      (1,408,268)
INVESTING ACTIVITIES --
  Purchase of property, plant, and equipment......   (1,184,000)     (438,000)   (2,074,521)    (6,913,146)     (4,153,831)
FINANCING ACTIVITIES:
  Payments on non-interest-bearing debt...........           --    (3,276,000)   (5,597,197)            --              --
  Borrowings (repayments) under line of credit,
    net...........................................           --        62,000    (3,243,692)    (1,816,196)      2,579,856
  Repayments of long-term debt....................       39,000     3,095,000    (7,221,940)      (341,941)             --
  Additional long-term borrowings.................           --            --    13,000,000         14,392         485,609
  Redemption of preferred stock...................           --            --    (1,500,000)            --              --
  Preferred stock dividend........................           --            --      (270,000)            --              --
  Payment to stockholders.........................           --            --    (2,307,706)            --              --
  Debt issuance cost..............................           --            --      (331,697)            --        (280,000)
                                                    -----------   -----------   -----------    -----------     -----------
        Net cash provided by (used in) financing
          activities..............................       39,000      (119,000)   (7,472,232)    (2,143,745)      2,785,465
                                                    -----------   -----------   -----------    -----------     -----------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.....................................       23,000       435,000       448,586        177,932      (2,776,634)
CASH AND CASH EQUIVALENTS:
  Beginning of period.............................      635,000       186,000       186,291          8,359       2,784,993
                                                    -----------   -----------   -----------    -----------     -----------
  End of period...................................  $   658,000   $   621,000   $   634,877    $   186,291     $     8,359
                                                    ===========   ===========   ===========    ===========     ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Interest......................................  $   161,000   $   421,000   $ 1,559,742    $ 1,237,845     $   928,553
                                                    ===========   ===========   ===========    ===========     ===========
    Income taxes..................................      112,000   $        --   $   770,000    $   870,000     $        --
                                                    ===========   ===========   ===========    ===========     ===========
  Noncash transactions:
    Conversion of preferred stock into debt.......  $        --   $        --   $        --    $ 3,000,000     $        --
                                                    ===========   ===========   ===========    ===========     ===========
    Equipment acquired under capital lease........  $        --   $        --   $    70,000    $   150,250     $        --
                                                    ===========   ===========   ===========    ===========     ===========

                       See notes to financial statements.

                                 SIMCALA, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS

     Organization. SIMCALA, Inc. (the "Company") commenced operations on February 10, 1995 and purchased certain net assets from SiMETCO, Inc. (the "Seller"), which had been operating under Chapter 11 of the Federal Bankruptcy Code since September 1993.

     The purchase price for this transaction was approximately $20 million and included the assumption of approximately $2.9 million of debt from the estate of the trustee (the "Estate"); the assumption of approximately $3.0 million of third-party debt; the issuance of $6.0 million of third-party debt; the issuance of $3.0 million of preferred stock to the Estate; the cash payment of approximately $2.75 million to the Estate; and the assumption of approximately $2.0 million of vendor debt and accrued expenses.

     The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to assets acquired and liabilities assumed in accordance with Accounting Principles Board ("APB") Opinion 16, "Business Combinations." As a result, as of February 10, 1995, inventories were stated at fair value and property, plant, and equipment were stated at allocated acquisition cost.

     Nature of Operations and Customer Concentration. The Company is a producer of silicon metal for sale to the aluminum and silicone industries. The Company sells to customers in the metals industry who are located primarily throughout the United States. Credit is extended based on an evaluation of the customer's financial condition. During 1997, three customers accounted for 29%, 24%, and 16% of net sales. During 1996, three customers accounted for 27%, 24%, and 12% of net sales. During the period ended December 31, 1995, two customers accounted for 42% and 19% of net sales, respectively. At December 31, 1997, three customers accounted for 31%, 26%, and 12% of outstanding receivables. At December 31, 1996, three customers accounted for 20%, 15%, and 14% of outstanding receivables. The Company maintains credit insurance for all customer accounts receivable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Interim Financial Statements. In the opinion of management, the unaudited condensed statements of operations and cash flows included herein reflect all normal recurring accruals necessary for a fair statement of the results of the interim periods reflected. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted from the condensed financial statements pursuant to applicable rules and regulations of the Securities and Exchange Commission.

     Cash Equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

     Inventories. Inventories are stated using the average cost method which approximates the first-in, first-out (FIFO) inventory cost method.

     Property, Plant, and Equipment. It is the policy of the Company to capitalize expenditures for major renewals and betterments and to charge to operating expenses the cost of current maintenance and repairs. Interest costs associated with major property additions are capitalized while the projects are in the process of acquisition and construction. The Company evaluates the estimated useful lives and the carrying value of assets on a periodic basis to determine whether events or circumstances warrant revised estimated useful lives

                                 SIMCALA, INC.

or whether any impairment exists. Management believes no material impairment existed at December 31, 1997.

     The Company provides for depreciation over the estimated useful lives of plant and equipment by the straight-line method using the following useful lives (in years):

                                                              USEFUL
ASSET CATEGORY                                                 LIFE
--------------                                                ------
Land improvements...........................................    20
Buildings...................................................    40
Machinery and equipment.....................................    14
Mobile equipment and vehicles...............................     6
Furniture and fixtures......................................    10
Computer equipment..........................................     7
Computer software...........................................     5

     The cost and the accumulated depreciation and amortization relating to assets retired or otherwise disposed of is eliminated from the respective accounts at the time of disposition. Gains or losses from disposition are included in current operating results.

     Intangible Assets. Intangible assets represent the costs of organizing and forming the Company and the costs of issuing and assuming various debt instruments. These costs are amortized over five years. The Company evaluates the amortization period and the carrying value of intangible assets on a periodic basis to determine whether events or circumstances warrant revised estimates of useful lives or whether impairment exists. Management believes that no material impairment of intangible assets existed at December 31, 1997.

     New Accounting Standards. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") 130, "Reporting Comprehensive Income," and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes standards for the reporting and displaying of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in financial reports issued to stockholders. The Company will adopt SFAS 130 and SFAS 131 in 1998. Management does not expect these new pronouncements to significantly impact the presentation of the Company's financial statements and notes thereto.

     Stock-Based Compensation. Stock-based compensation is accounted for in accordance with APB 25, "Accounting for Stock Issued to Employees," and related interpretations. Effective January 1, 1996, the Company adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." See Note 9 to the financial statements.

3. INVENTORIES

     Inventories at December 31, 1997 and 1996 consisted of the following:

                                                                 1997         1996
                                                              ----------   ----------
Raw materials...............................................  $  948,627   $  630,262
Finished goods..............................................   1,419,668      981,508
Supplies....................................................     295,646      349,581
                                                              ----------   ----------
                                                              $2,663,941   $1,961,351
                                                              ==========   ==========

                                 SIMCALA, INC.

4. REVOLVING LINE OF CREDIT AND CREDIT AGREEMENT

     On April 10,1997, the Company entered into a new credit agreement that includes a $5,000,000 revolving line of credit (the "Revolving Line") through June 1998, a $13,000,000 term loan payable through 2002, and a letter of credit supporting the industrial development bonds. The borrowings under the Revolving Line are limited to 85% of eligible accounts receivable and up to 60% of eligible inventory, as defined. At December 31, 1997, the interest rate was determined as the lower of prime (8.50% at December 31, 1997) plus .50% or the advance rate on Eurodollars (5.90% at December 31, 1997) plus 2.50%. At December 31, 1997, the Company has not utilized any portion of the revolving line. To maintain the Revolving Line, the Company must pay a fee of 1/2 of 1% of the unused balance of the Revolving Line and to maintain the letter of credit the Company must pay a fee of 2.50% of the letter of credit balance.

     The credit agreement contains certain financial covenants requiring limitations on capital expenditures, maintenance of the required fixed charge coverage ratio, cash flow coverage ratio, and net worth requirements, as defined. In addition, the Company is obligated to pay additional principal equal to 50% of excess cash flows, as defined, at the end of the year. Due to a prepayment of principal in December 1997, the Company was not obligated to pay this amount. The Company was not in compliance with the debt agreement due to a capital expenditure covenant violation at December 31, 1997; however, as of January 9, 1998, the Company had obtained the appropriate waivers. The Company was also not in compliance with the debt agreement at December 31, 1996, however, as of January 22, 1997 the Company had obtained the appropriate waivers.

5. INTEREST-BEARING, LONG-TERM DEBT

     The following is a summary of interest-bearing, long-term debt:

                                                                 1997          1996
                                                              -----------   ----------
Industrial development bonds which bear interest at a
  variable rate. At December 31, 1997 and 1996, the interest rate was 5.90%. The bonds mature on December 1, 2019.
  Bonds and applicable interest secured by a letter of
  credit....................................................  $ 6,000,000   $6,000,000
Note payable to the state of Alabama which bears interest at
  8% and is secured by certain machinery and equipment.
  Interest only payments of $3,333 payable monthly through
  September 1997. Paid in full during 1997..................                   500,000
Various notes payable to former creditors of the Seller,
  with interest rates ranging from prime plus 2% to prime
  plus 3%, with a maximum of 14% on approximately $2,100,000
  of this debt. Paid in full during 1997....................                 2,698,487
Term loan with a bank which bears interest at the current
  Eurodollar advance rate plus a variable rate dictated by
  the Company's cash flow leverage ratio (2.50% at December
  31, 1997). Principal payments are due quarterly in varying
  amounts through March 31, 2002. (See Note 4)..............    9,000,000
Various capital leases payable with interest rates of 9.91%
  to 10.00% expiring at various dates through 1999.
  Aggregate monthly payments approximate $6,000.............      103,922      127,375
                                                              -----------   ----------
                                                               15,103,922    9,325,862
Less current portion........................................    2,340,752      577,853
                                                              -----------   ----------
          Long-term debt....................................  $12,763,170   $8,748,009
                                                              ===========   ==========

                                 SIMCALA, INC.

     The future maturities of interest-bearing, long-term debt are as follows:

YEAR ENDING DECEMBER 31,
------------------------
1998........................................................  $ 2,340,752
1999........................................................    2,794,420
2000........................................................    2,875,000
2001........................................................    1,093,750
2002........................................................
Thereafter..................................................    6,000,000
                                                              -----------
                                                              $15,103,922
                                                              ===========

     The Company established an irrevocable letter of credit for $6,148,000 expiring on the earliest of December 31, 1999 or the cancellation date. This letter of credit fully supports the industrial development bonds plus applicable interest.

     The Company is a party to a capital lease for land and buildings at its manufacturing facility in Mt. Meigs, Alabama (the "Lease"). The Lease is with the Industrial Development Board ("IDB") for the city of Montgomery. Rental payments of $2,000 a year are required and the term of the Lease expires June 1, 2010. The Lease contains a bargain purchase option whereby the property can be purchased from the IDB for $1.

     The Company capitalized $66,000 and $102,000 of interest expense in 1996 and 1995, respectively.

6. NONINTEREST BEARING DEBT DUE TO RELATED PARTY

     The following is a summary of noninterest-bearing, long-term debt due to related party as of December 31, 1996:

Series A noninterest-bearing note payable with face value of
  $3,210,000. Face value discounted at approximately 8% to
  reflect the net present value of future payments at the
  market rate of interest at the date of acquisition........  $2,215,272
Series B noninterest-bearing note payable with face value of
  $1,465,000. Face value discounted at approximately 8% to
  reflect the net present value of future payments at the
  market rate of interest at the date of acquisition........   1,104,376
Noninterest-bearing subordinated note payable with face
  value of $3,000,000. Face value discounted at
  approximately 8% to reflect the net present value of
  future payments at the market rate of interest at the date
  of conversion.............................................   2,188,200
                                                              ----------
                                                               5,507,848
Less current portion........................................   1,048,500
                                                              ----------
                                                              $4,459,348
                                                              ==========

     See Note 7 to the financial statements regarding repayment of these notes.

7. RELATED PARTY TRANSACTIONS

     During October 1996, a partnership formed primarily by the stockholders of the Company purchased from the Estate the Series A and Series B notes payable and the noninterest-bearing subordinated note with face amounts aggregating $7,675,000 for $3,130,000, respectively. With the proceeds from the refinancing discussed in Note 4, the Company paid the face amount of the obligations due under these note arrangements. Prepayment penalties and other fees of $464,000 were also paid to the partnership in 1997. The stockholders' portion of the payment amount greater than the recorded carrying value of the notes of $2,307,706 has been recorded as a reduction of stockholders' equity.

     In connection with the commencement of operations, the Company entered into a Management Agreement (the "Agreement") with its majority stockholder to provide management services to the

                                 SIMCALA, INC.

Company. The Agreement is for five years expiring in 2000, with one-year renewal options thereafter. The Company incurred stockholder management fees of $250,000, $250,000 and $50,000 during the years ended December 31, 1997 and 1996 and the period ended December 31, 1995, respectively. At December 31, 1997 and 1996, the Company has a liability of $31,250 and $93,750, respectively, payable to this stockholder for these management services.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company has estimated the fair value of its financial instruments, the carrying value of which differed from fair value, using available market information and appropriate valuation methodologies. Considerable judgment is required in developing the estimates of fair value presented herein and, therefore, the values are not necessarily indicative of the amounts that could be realized in a current market exchange.

     The carrying amount and the estimated fair value of such financial instruments as of December 31, 1997 and 1996 is as follows:

                                                               CARRYING      ESTIMATED
                                                                AMOUNT      FAIR VALUE
                                                              -----------   -----------
December 31, 1997:
  Long-term debt, including current portion.................  $15,103,922   $15,097,497
                                                              ===========   ===========
December 31, 1996:
  Long-term debt, including current portion.................  $14,833,710   $14,017,686
                                                              ===========   ===========

     The estimated fair value of the long-term debt is based upon interest rates that currently are available for issuance of debt with similar terms and remaining maturities.

9. STOCKHOLDERS' EQUITY AND STOCK OPTIONS

     In 1995, the Company established the Simcala, Inc. 1995 Stock Option Plan (the "Plan") under which stock options for 889 shares of common stock could be granted. In connection with this Plan, the Company granted options to purchase 671 shares at an exercise price of $100 per share. In 1996, the Company granted additional options to acquire 109 shares at $100 per share. Of the total options, 211 options vest based on performance criteria. Compensation expense of $346,723 associated with such options was recognized in 1997. As of December 31, 1997 and 1996, 415 and 296 options, respectively, are exercisable; however, none have been exercised. The remaining options vest over the next four years. Unless exercised, all options expire in 2001.

     The Company applies APB 25 in accounting for its stock-based compensation plans. Effective January 1, 1996, the Company adopted the disclosure-only provisions of SFAS 123. Had compensation costs for the Company's stock-based compensation plans been determined based on the fair value at the grant date consistent with the method set forth in SFAS 123, the Company's net income
(loss) for the years ended December 31, 1997 and 1996 and the period ended December 31, 1995 would have been $6,366,324, $5,445,220, and $(3,224,097), respectively.

     The fair value of the options granted under the Plan during 1995 was estimated at $19,957 using the Black-Scholes Option Pricing Model and the following weighted average assumptions: risk-free interest rate of 7.1%; dividend yield, expected volatility, and assumed forfeiture rate of 0%; and an expected life of five years. The fair value of options granted under the Plan during 1996 was estimated at $3,064 using the Black-Scholes Option Pricing Model and the following weighted average assumptions: risk-free interest rate of 6.6%; dividend yield, expected volatility, and assumed forfeiture rate of 0%; and an expected life of five years.

                                 SIMCALA, INC.

10. RETIREMENT PLAN

     The Company sponsors a qualified 401(k) savings plan covering all employees who have completed six months of employment. If a participating employee decides to contribute, a portion of the contribution is matched by the Company. Total retirement plan expense for the years ended December 31, 1997 and 1996 and the period ended December 31, 1995 was $97,217, $81,846 and $38,836, respectively.

11. INCOME TAXES

     The provision for income taxes for the years ended December 31, 1997 and 1996 and the period ended December 31, 1995 consisted of the following:

                                                      1997         1996          1995
                                                   ----------   -----------   -----------
Current..........................................  $2,247,000   $   760,000
Deferred.........................................   1,267,000     1,490,753   $(1,081,753)
Change in valuation allowance....................                (1,081,753)    1,081,753
                                                   ----------   -----------   -----------
          Provision for income taxes.............  $3,514,000   $ 1,169,000   $        --
                                                   ==========   ===========   ===========

     The difference between the effective tax rate and the statutory rate is reconciled below (amounts in thousands):

                                     1997                    1996                    1995
                             --------------------    --------------------    --------------------
                             DOLLARS   PERCENTAGE    DOLLARS   PERCENTAGE    DOLLARS   PERCENTAGE
                             -------   ----------    -------   ----------    -------   ----------
Statutory rate.............  $3,361       34.0%      $ 2,250       34.0%     $(1,094)    (34.0)%
Permanent items............     153        1.5             1                      12        0.4
Valuation allowance........                           (1,082)     (16.3)       1,082       33.6
                             ------      -----       -------     ------      -------     ------
          Recorded tax
            expense........  $3,514       35.5%      $ 1,169       17.7%     $    --         --%
                             ======      =====       =======     ======      =======     ======

     The Company paid no Alabama state income taxes the years ended December 31, 1997 and 1996 and the period ended December 31, 1995 due to benefits granted by the State of Alabama under the Mercedes Act.

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:

                                                                 1997          1996
                                                              -----------   ----------
Deferred tax liabilities:
  Accelerated tax depreciation..............................  $ 2,918,000   $1,443,000
  Other liabilities.........................................        8,000       37,000
                                                              -----------   ----------
                                                                2,926,000    1,480,000
Deferred tax assets:
  AMT credit carryforwards..................................    1,090,000      760,000
  Net operating loss carryforwards..........................                   118,000
  Other assets..............................................      160,000      193,000
                                                              -----------   ----------
                                                                1,250,000    1,071,000
                                                              -----------   ----------
          Net deferred tax liability........................  $(1,676,000)  $ (409,000)
                                                              ===========   ==========

12. MANDATORILY REDEEMABLE PREFERRED STOCK

     In connection with the acquisition of the Company from the Estate, the Company issued 1,500 shares of mandatory redeemable Series A preferred stock with a par value of $2,000 per share to the Estate. The stock,

                                 SIMCALA, INC.

which has no dividend requirement and a liquidation preference of $2,000 per share, was redeemable at a redemption price of $2,000 per share at various dates through 2005.

     During June 1996, the preferred stock was converted to a noninterest bearing note, payable in nine installments beginning February 1997. The note was recorded at the net present value of the future payments assuming interest at the Company's market rate of 8.0%. The difference between the discounted and face amount upon conversion was considered an addition to paid-in capital of the Company.

13. COMMITMENTS AND CONTINGENCIES

     At December 31, 1997, the Company had approximately 170 employees, approximately 100 of which are covered by provisions of a collective bargaining agreement. The collective bargaining agreement expires in 2000.

     Total rental expense for property and equipment was $219,087 and, $229,273 for the years ended December 31, 1997 and 1996 respectively and $110,104 for the period from February 10, 1995 to December 31, 1995. Minimum annual rentals under noncancelable operating leases are $93,000 and $22,000 for the years ended 1998 and 1999, respectively.

     As of December 31, 1997, the Company has entered into contracts totaling approximately $2 million for the construction of certain production equipment.

     The Company is involved in litigation arising in the normal course of business. Management believes that the ultimate resolution of such litigation will not have a material adverse effect on the financial statements.

14. SUBSEQUENT EVENT

     On February 10, 1998, the Company's stockholders entered into an agreement to sell the outstanding capital stock of the Company (the "Acquisition"). The purchase price of the Acquisition is $82 million less indebtedness at the acquisition closing date, less certain legal and investment banking fees incurred by the stockholders and less an approximate $1 million price adjustment. It is expected that the Acquisition will close on or about March 31, 1998. A majority of the Company's long-term debt is expected to be refinanced in connection with the Acquisition. The Company granted an additional 109 shares of options on March 31, 1998. All options were exercised in conjunction with the Acquisition and the Company recognized $904,000 of compensation expense in the three months ended March 31, 1998.

15. UNAUDITED PRO FORMA FINANCIAL INFORMATION

     In connection with the Acquisition, the purchase method of accounting was used to establish and record a new cost basis for the assets acquired and liabilities assumed. The allocation of the purchase price and acquisition costs to the assets acquired and liabilities assumed is preliminary at March 31, 1998, and is subject to change pending the finalization of appraisals and other studies of fair value and finalization of management's plans which may result in the recording of additional liabilities. The excess of the purchase price over the preliminary fair market value of assets acquired and liabilities assumed was recorded as goodwill.

                                 SIMCALA, INC.

     The following unaudited pro forma financial data for the three months ended March 31, 1997 and 1998 and twelve months ended December 31, 1997 has been prepared assuming that the Acquisition was consummated on January 1, 1997 and pro forma financial data for the twelve months ended December 31, 1996 has been prepared assuming that the Acquisition was consummated on January 1, 1996. This pro forma financial data is presented for informational purposes and is not necessarily indicative of the operating results that would have occurred had the Acquisition been consummated on January 1, 1997 or 1996, nor is it necessarily indicative of future operations.

                                                 THREE MONTHS ENDED           TWELVE MONTHS ENDED
                                              -------------------------   ---------------------------
                                               MARCH 31,     MARCH 31,    DECEMBER 31,   DECEMBER 31,
                                                 1998          1997           1997           1996
                                              -----------   -----------   ------------   ------------
Net Sales...................................  $14,854,000   $15,655,000   $62,184,000    $52,407,000
Net Loss....................................  $(2,378,000)  $  (302,000)  $  (890,000)   $(3,176,000)

             ------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Explanatory Note......................    2
Available Information.................    3
Cautionary Notice Regarding Forward-
  Looking Statements..................    3
Certain Market and Industry Data......    4
Prospectus Summary....................    5
Risk Factors..........................   17
The Exchange Offer....................   21
Plan of Distribution..................   33
The Transactions......................   33
Use of Proceeds.......................   35
Capitalization........................   36
Unaudited Condensed Pro Forma
  Financial Information...............   37
Selected Historical Financial
  Information.........................   40
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   43
Business..............................   50
Management............................   60
Certain Transactions..................   63
Principal Stockholder.................   64
Description of the Notes..............   65
Description of Other Indebtedness.....   88
Certain United States Federal Income
  Tax Considerations..................   90
Legal Matters.........................   94
Experts...............................   95
Index to Financial Statements.........  F-1

UNTIL             , 1998 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS OR AS REQUIRED BY THE TERMS OF THE EXCHANGE OFFER.
             ======================================================
             ------------------------------------------------------
------------------------------------------------------
                                    SIMCALA
                                     [LOGO]
                               OFFER TO EXCHANGE
                       $75,000,000 IN AGGREGATE PRINCIPAL
                                   AMOUNT OF
                              9 5/8% SENIOR NOTES
                               DUE 2006, SERIES B
                             FOR ALL $75,000,000 IN
                             AGGREGATE OUTSTANDING
                                PRINCIPAL AMOUNT
                                       OF
                              9 5/8% SENIOR NOTES
                               DUE 2006, SERIES A
                              --------------------
                                   PROSPECTUS
                              --------------------
                                     , 1998
             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     All amounts are estimates except the SEC registration fee.*

SEC Registration Fee........................................  $ 22,125
Accounting fees and expenses................................   300,000
Legal fees and expenses.....................................   300,000
Printing and engraving expenses.............................   110,000
Blue Sky fees and expenses..................................     5,000
Trustee, Exchange Agent, Transfer Agent and Registrar fees
  and expenses..............................................    10,000
Miscellaneous...............................................   100,000
                                                              --------
          Total.............................................  $847,125
                                                              ========

---------------

* Includes amounts incurred in connection with the original issuance of the Notes.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102 of the Delaware General Corporation Law ("DGCL") allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or to its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases or (iv) for any transaction from which the director derived an improper personal benefit. Article Sixth of the Certificate of Incorporation of the Company provides that, to the full extent permitted by the DGCL or any other applicable law, no director of the Company shall be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his duties as a director of the Company.

     Section 145 of the DGCL provides that in the case of any action other than one by or in the right of the corporation, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 of the DGCL provides that in the case of an action by or in the right of a corporation to procure a judgment in its favor, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was surviving at the request of the corporation in such capacity on behalf of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth in the preceding paragraph, except that no indemnification may be made in respect of any action or claim as to which such person shall have been adjudged to be liable to the corporation unless a court determines that such person is fairly and reasonably entitled to indemnification.

     Article Seventh of the Certificate of Incorporation of the Company provides that each person who is or was or had agreed to become a director or officer of the Company, or each such person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Company as an employee or agent of the Company or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Company to the full extent permitted by the DGCL or other applicable law. The Company may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in Article Seventh of the Company's Certificate of Incorporation.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On March 31, 1998, the Company issued and sold to the Initial Purchaser $75.0 million aggregate principal amount of 9 5/8% Senior Notes due 2006, Series
A. These sales were exempt from registration under Section 4(2) of the Securities Act. The Initial Purchaser offered those securities for resale in transactions not requiring registration under the Securities Act to persons they reasonably believed to be "Qualified Institutional Buyers" as defined in Rule 144A under the Securities Act or institutional "Accredited Investors" as defined in subparagraph (a)(1), (2), (3) or (7) of Commission Rule 501 under the Securities Act. The aggregate price to investors for those securities was $75.0 million and the Initial Purchaser received $2.25 million in discounts and commissions.

     On March 31, 1998, the Company also issued and sold pursuant to the exercise of stock options, an aggregate of 889 shares of common stock to C. Edward Boardwine, its President and Chief Executive Officer, Dwight L. Goff, its Vice President, and R. Myles Cowan, II, its Vice President -- Finance. The exercise price for each share subject to an option was $100. The Company relied upon Section 4(2) and Regulation D to issue the securities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as a part of this Registration
Statement:

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 2.1       --  Stock Purchase Agreement dated as of February 10, 1998, as amended by the amendment thereto dated as of March 4, 1998, among SIMCALA, Inc., SAC Acquisition Corp. and the selling stockholders party thereto.
 2.2       --  Purchase Agreement dated March 24, 1998 between SAC
               Acquisition Corp. and NationsBanc Montgomery Securities LLC.
 2.3       --  Purchase Agreement Supplement dated as of March 31, 1998 between SIMCALA, Inc. and NationsBanc Montgomery Securities
               LLC.
 2.4       --  Agreement and Plan of Merger dated as of March 31, 1998 between SAC Acquisition Corp. and SIMCALA, Inc.
 3.1       --  Certificate of Incorporation of the Company, as amended.
 3.2       --  Bylaws of the Company.
 4.1       --  Indenture dated as of March 31, 1998 between SAC Acquisition
               Corp. and IBJ Schroder Bank & Trust Company, as trustee.
 4.2       --  Supplemental Indenture dated as of March 31, 1998 between
               SIMCALA, Inc. and IBJ Schroder Bank & Trust Company, as
               trustee.
 4.3       --  Registration Rights Agreement dated as of March 31, 1998 between SAC Acquisition Corp. and NationsBanc Montgomery
               Securities LLC.
 4.4       --  Registration Rights Agreement Supplement dated as of March
               31, 1998 between SIMCALA, Inc. and NationsBanc Montgomery
               Securities LLC.
 4.5       --  Form of 9 5/8% Senior Notes due 2006, Series A (included in
               Exhibit 4.1 as exhibit A-1 thereto).
 5.1       --  Opinion and Consent of Alston & Bird LLP.*
10.1       --  Agreement for Investment Banking Services dated March 31,
               1998 between SIMCALA, Inc. and CGW Southeast Management III,
               L.L.C.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10.2       --  Agreement for Consulting Services dated March 31, 1998 between SIMCALA, Inc. and CGW Southeast III, L.L.C.
10.3       --  Credit Agreement dated as of March 31, 1998 among SIMCALA,
               Inc., as borrower, SIMCALA Holdings, Inc., as guarantor, the lenders party thereto, and NationsBank, N.A., as agent.
10.4       --  Pledge Agreement dated as of March 31, 1998 among SIMCALA
               Holdings, Inc., SIMCALA, Inc. and NationsBank, N.A., as
               agent.
10.5       --  Security Agreement dated as of March 31, 1998 among SIMCALA
               Holdings, Inc., SIMCALA, Inc. and NationsBank, N.A., as
               agent.
10.6       --  Mortgage, Security Agreement, Assignment of Leases and Rents
               and Fixture Financing Statement given as of March 31, 1998 by SIMCALA, Inc. and The Industrial Development Board of the
               City of Montgomery in favor of NationsBank, N.A.
10.7       --  Consolidated, Amended, and Restated Lease Agreement dated as of January 1, 1995 between the Industrial Development Board of the City of Montgomery, as lessor, and SIMCALA, Inc., as lessee.
10.8       --  Loan Agreement dated as of January 1, 1995 between the State
               Industrial Development Authority, as lender, and SIMCALA,
               Inc. and the Industrial Development Board of the City of
               Montgomery, as borrowers.
10.9       --  Contract for Electric Power dated February 8, 1995 between
               Alabama Power Company and SIMCALA, Inc., as amended by the amendment thereto dated July 8, 1997.**
10.10      --  Supply Agreement dated August 3, 1997 between Alcan Ingot &
               Recycling and SIMCALA, Inc.**
10.11      --  Supply Agreement dated December 10, 1996 between Wabash
               Alloys, L.L.C. and SIMCALA, Inc.**
10.12      --  Supply Agreement dated December 10, 1996 between Wabash
               Alloys, L.L.C. and SIMCALA, Inc.**
10.13      --  Employment and Confidentiality Agreement dated February 10,
               1998 between SAC Acquisition Corp. and Dwight L. Goff.
10.14      --  Employment and Confidentiality Agreement dated February 10,
               1998 between SAC Acquisition Corp. and R. Myles Cowan.
10.15      --  Employment and Confidentiality Agreement dated February 10,
               1998 between SAC Acquisition Corp. and C. Edward Boardwine.
10.16      --  1995-2000 Basic Labor Agreement and Seniority Rules and
               Regulations dated August 8, 1995 between United Steelworkers of America (AFL-CIO) and SIMCALA, Inc.
10.17      --  Escrow Agreement dated as of March 31, 1998 between (i) the selling stockholders party to the Stock Purchase Agreement dated as of February 10, 1998 among SIMCALA, Inc., SAC
               Acquisition Corp. and such selling stockholders and (ii)
               SIMCALA, Inc.
10.18      --  Shareholders Agreement dated as of March 31, 1998 among
               SIMCALA Holdings, Inc., CGW Southeast Partners III, L.P.,
               Carl Edward Boardwine, Dwight L. Goff and R. Myles Cowan.
12.1       --  Computation of Ratios.
23.1       --  Consent of Alston & Bird LLP (included in Exhibit 5.1).*
23.2       --  Consent of Deloitte & Touche LLP.
23.3       --  Consent of Crowe, Chizek and Company LLP.
23.4       --  Consent of Ernst & Young LLP.
24.1       --  Power of Attorney (included in Part II of the Registration
               Statement).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
25.1       --  Forms T-1 -- Statement of Eligibility of Trustee.
27.1       --  Financial Data Schedule (for SEC use only).
27.2       --  Financial Data Schedule (for SEC use only)
99.1       --  Form of Non-Qualified Stock Option Agreement of SIMCALA
               Holdings, Inc.
99.2       --  SIMCALA Holdings, Inc. 1998 Stock Incentive Plan.
99.3       --  Form of Letter of Transmittal.

---------------

 * To be filed by amendment
** Certain portions of this Exhibit have been deleted and confidentially filed with the Commission pursuant to a confidential treatment request under Rule 406 under the Securities Act.

     (b) The following financial statement schedules are filed as a part of this Registration Statement:

          Schedule II -- Valuation and Qualifying Account of SIMCALA, Inc. for the years ended December 31, 1995, 1996 and 1997.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;
             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on May 21, 1998.

                                          SIMCALA, INC.

                                          By:     /s/ WILLIAM A. DAVIES
                                            ------------------------------------
                                                     William A. Davies
                                                   Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William A. Davies his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, including any Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent or his substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                /s/ WILLIAM A. DAVIES                  Chairman of the Board              May 21, 1998
-----------------------------------------------------
                  William A. Davies

               /s/ C. EDWARD BOARDWINE                 President, Chief Executive         May 18, 1998
-----------------------------------------------------    Officer and Director
                 C. Edward Boardwine

                 /s/ DWIGHT L. GOFF                    Vice President                     May 19, 1998
-----------------------------------------------------
                   Dwight L. Goff

               /s/ R. MYLES COWAN, II                  Vice President of Finance          May 18, 1998
-----------------------------------------------------
                 R. Myles Cowan, II

              /s/ EDWIN A. WAHLEN, JR.                 Director                           May 21, 1998
-----------------------------------------------------
                Edwin A. Wahlen, Jr.

               /s/ JAMES A. O'DONNELL                  Director                           May 21, 1998
-----------------------------------------------------
                 James A. O'Donnell

                                                                    SCHEDULE II

                                 SIMCALA, INC.
                        VALUATION AND QUALIFYING ACCOUNT
                      ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS
         FOR THE PERIOD FROM FEBRUARY 10, 1995 TO DECEMBER 31, 1995 AND
                         THE YEARS ENDED, 1996, AND 1997

------------------------------------------------------------------------------------------------------------------------
               Column A                       Column B              Column C                 Column D         Column E
------------------------------------------------------------------------------------------------------------------------
              Description                    Balance at            Additions               Deductions -      Balance at
                                             Beginning                                       Amounts            end
                                             of Period                                     Written Off       of period
                                                         ------------------------------ as Uncollectible
                                                              (1)            (2)
                                                          Charged to       Recovery
                                                           costs and      of amounts
                                                           expenses     from insurance
                                                                            policy
------------------------------------------------------------------------------------------------------------------------

Period Ended December 31, 1995                $100,000    $ 1,644       $        -      $           -      $ 101,644


Year Ended December 31, 1996                  $101,644     90,000                -             84,372      $ 107,272


Year Ended December 31, 1997                  $107,272          -            8,846             38,682       $ 77,436
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